
03056010

THROUGH OUR REFINED STRATEGIC PLAN, WE ARE DRAWING ON OUR KEY STRENGTHS, IMPROVING OUR FINANCIAL PROFILE AND INVESTING PRUDENTLY IN TARGETED BUSINESSES. WE ARE FOCUSED ON EXECUTING OUR PLAN — WITH DISCIPLINE, VIGOR AND INTEGRITY.

Focus

2002 ALLIANT ENERGY ANNUAL REPORT



ALLIANT ENERGY.

1 Financial overview

2 Alliant Energy at a glance

3 Letter to shareowners

6 Frequently asked shareowner questions

9 Financial information

63 Board of Directors

64 Senior management team

65 Officers

66 Shareowner information

Surprises, uncertainty and more surprises characterized our industry in 2002. Credit markets tightened and stock prices tumbled. Alliant Energy was certainly not immune to this turbulence. We faced the global challenges ... and we confronted others specific to our company alone. In response to these obstacles, we've increased our collective focus. We've concentrated our attention on operating our businesses even more efficiently, upholding a solid credit profile, strengthening our balance sheet and refining our non-regulated business model. And we're focusing on the potential and possibilities of a very different future, rather than the issues and problems we faced in the past. ○

ABOUT US

Alliant Energy Corporation, headquartered in Madison, Wis., is an energy holding company traded on the New York Stock Exchange under the symbol "LNT." The company is focused on three primary business lines: domestic utilities, international utilities in select countries and the non-regulated U.S. generation market.

This annual report contains forward-looking statements. These statements should be considered in light of the disclaimer on page 10.

(Dollars in millions, except per share data)	**2002**	2001	Change
Operating revenues	**$2,609**	$2,625	(1%)
Net income:			
Income from continuing operations	**$76**	$126	(40%)
Income from discontinued operations	**$31**	$59	(47%)
Cumulative effect of a change in accounting principle	**$–**	($13)	N/A
Net income under U.S. Generally Accepted Accounting Principles (GAAP)	**$107**	$172	(38%)
Adjustments to GAAP net income (a)	**$14**	$23	N/A
Adjusted net income (b)	**$121**	$195	(38%)
Diluted earnings per average common share:			
Income from continuing operations	**$0.84**	$1.57	(46%)
Income from discontinued operations	**$0.34**	$0.73	(53%)
Cumulative effect of a change in accounting principle	**$–**	($0.16)	N/A
GAAP earnings per share	**$1.18**	$2.14	(45%)
Adjustments to GAAP earnings per share (a)	**$0.15**	$0.28	N/A
Adjusted earnings per share (b)	**$1.33**	$2.42	(45%)
Domestic utility electric sales from ultimate customers (thousands of MWh)	**25,455**	25,277	1%
Total domestic utility electric sales (thousands of MWh)	**30,457**	30,381	–
Utility gas sold and transported (thousands of dekatherms)	**103,038**	101,518	1%
Construction and acquisition expenditures (c)	**$657**	$713	(8%)
Total assets at year-end	**$7,001**	$6,238	12%
Common shares outstanding at year-end (in thousands)	**92,304**	89,682	3%
Dividends declared per common share (d)	**$2.00**	$2.00	–
Market value per share at year-end	**$16.55**	$30.36	(45%)
Book value per share at year-end	**$19.89**	$21.39	(7%)

(a) Details related to adjustments are as follows (in calculating adjusted earnings, positive numbers are added to GAAP earnings and negative numbers are subtracted from GAAP earnings):	**2002**		2001	
	Net Income	**EPS**	Net Income	EPS
McLeodUSA asset valuation charge *(excluded as gains from sales of McLeodUSA stock have also been excluded in the past)*	**$17**	**$0.18**	$–	$–
Southern Hydro SFAS 133 impact *(non-cash valuation adjustment excluded)*	**(11)**	**(0.12)**	2	0.02
Senior notes (PHONES) / McLeodUSA trading securities SFAS 133 valuation charge *(non-cash valuation adjustment excluded)*	**3**	**0.03**	21	0.26
Australian tax adjustments (e) *(a U.S. tax provision was recorded on Alliant Energy's Australian earnings, including past unremitted earnings, given Alliant Energy no longer intends to reinvest such earnings indefinitely)*	**8**	**0.09**	–	–
Affordable housing tax adjustments (e) *(charges related to Alliant Energy no longer being able to state that it is more likely than not to utilize past net operating losses from this business for future tax benefits)*	**1**	**0.01**	–	–
Discontinuing depreciation, depletion and amortization of assets held for sale (e) *(under the applicable accounting rules, Alliant Energy discontinued recording these expenses for its oil and gas, affordable housing and Australian businesses effective Dec. 1, 2002)*	**(4)**	**(0.04)**	–	–
	$14	**$0.15**	$23	$0.28

(b) Adjusted net income and earnings per share are non-GAAP measures of accounting and should be evaluated in connection with GAAP information. Alliant Energy believes the presentation of adjusted results provides investors with another measure to consider, in conjunction with the GAAP results, which could provide a meaningful comparison of Alliant Energy's performance by eliminating non-cash/other charges and income that may affect comparability between years and may impact an assessment of Alliant Energy's ongoing performance. The adjustments made to Alliant Energy's GAAP results for 2002 and 2001 all relate to its non-regulated operations (Alliant Energy Resources).

(c) These amounts do not include construction and acquisition expenditures for discontinued operations of $214 million and $105 million for 2002 and 2001, respectively.

(d) Effective with the dividend declared and paid in the first quarter of 2003, Alliant Energy's targeted annual common stock dividend was reduced from $2.00 to $1.00 per share.

(e) Adjustments resulting from Alliant Energy's November 2002 announcement stating its intent to sell various assets in 2003. These adjustments do not reflect core operating results of the ongoing businesses.

The financial data should be read in conjunction with the audited financial statements and related notes of Alliant Energy. The reported financial data are not necessarily indicative of future operating results or financial position.

AT A GLANCE

Domestic utility operations

Our regulated domestic utility subsidiaries — Interstate Power and Light Company and Wisconsin Power and Light Company — provide reliable electric and natural gas service to 1.4 million customers in Iowa, Wisconsin, Minnesota and Illinois. Using a mix of fossil-fuel, nuclear, wind, hydroelectric and biomass sources, our utilities manufacture and market electric energy from more than 30 generation facilities across the Midwest.


Utility
service
territory

2002 STATISTICS

Maximum peak hour demand	5,729 MW
Number of electric customers	956,690
Number of gas customers	404,976
Total utility electric sales (thousands of MWh)	30,457
Utility gas sold and transported (thousands of Dth)	103,038

Sources of utility operating revenues


18%
Gas
2%
Other
80%
Electric

Electric sales mix


40%
Industrial
25%
Residential
18%
Commercial
16%
Sales for resale
1%
Other

Electric power sources


57%
Coal and gas
27%
Purchased power
15%
Nuclear
1%
Other

Non-regulated businesses


ALLIANT
ENERGY.
Resources

Alliant Energy Resources, Inc., the parent company of Alliant Energy's non-regulated businesses, is focused on energy-based investments in key international markets and developing non-regulated generation in targeted areas of the United States. Alliant Energy Resources also holds interests in additional energy-related and other businesses, but is in the process of exiting certain businesses as we continue to narrow our strategic focus.

KEY PLATFORMS

International: We have established partnerships to develop energy generation and delivery systems in targeted areas. We have energy investments in Brazil, China and New Zealand. We also have operations in Australia, but are in the process of exiting this market.

Non-regulated generation: Alliant Energy Generation, Inc. was formed to build or acquire a portfolio of competitive electric generating assets in select areas of the United States. Early in 2003, this subsidiary acquired the Neenah Energy Facility in Wisconsin. The entire output of the plant (309 MW) is sold to Milwaukee-based We Energies under a contract that extends through June 2008.

OTHER OPERATIONS*

Integrated Services: Alliant Energy Integrated Services Company provides a wide range of energy and environmental services for commercial, industrial and institutional customers. Services include energy infrastructure, energy procurement, environmental engineering and construction management, energy planning, and gas management.

Investments: We own the Cedar Rapids and Iowa City (CRANDIC) Railway Co. and several other relatively small transportation, telecommunications and real estate investments. In late 2002, we decided to sell our oil and gas company (Whiting Petroleum Corporation), as well as our affordable housing businesses (including Heartland Properties, Inc.).

Energy Technologies: This division helps to develop environmentally sound energy solutions by investing in leading-edge energy technologies, such as microturbines, fuel cells, solar concepts and wind turbines.

* In 2002, we exited the electricity-trading business by selling our interest in Cargill-Alliant, LLC. In early 2003, we announced our intent to sell our interest in SmartEnergy, Inc., an Internet-based energy retailer.

Support services


ALLIANT
ENERGY.
Corporate Services

Alliant Energy Corporate Services, Inc. supports the other areas of the company with traditional administrative functions, including accounting and finance, fuel procurement, supply chain, public relations, information technology, human resources, labor relations, infrastructure security, and environmental and safety management.

Dear Fellow Shareowners,



Erroll B. Davis, Jr.
Chairman,
President and
CEO

2002 was a difficult and turbulent year. It was turbulent for the general economy, difficult for the energy industry in general and certainly challenging for Alliant Energy in particular.

Our 2002 earnings were significantly lower than we expected. In fact, they were flat-out disappointing. Last year, our net income dropped 38% from 2001 levels. To repair our balance sheet, we even had to make the painful decision to reduce our annual targeted common stock dividend rate.

These are not the results any of us have come to expect from Alliant Energy.

Undoubtedly, many events contributed to our poor financial performance. The economic decline that began in 2001 continued last year and lingers on today. The events of Sept. 11 still haunt our national policies, world politics and the international economy. The energy industry was further hammered by a crisis of confidence, which was driven by the collapse of Enron and worsened by the meltdown of Arthur Andersen and scandals in the energy-trading industry. Eventually, utilities faced the most precarious capital and credit markets I've ever seen.

But while there were problems throughout the industry, at Alliant Energy, we also had issues all our own. Our investment in Brazil again produced dismal results. Several other key non-regulated businesses also didn't live up to our expectations. And we juggled multiple rate cases in our domestic regulated utility jurisdictions.

Obviously, we cannot control everything that affects Alliant Energy's performance. But we are responsible for restoring earnings performance to the levels you expect and deserve. Thus, in November, we announced a plan to strengthen our financial position. Since that time, we have been focused on executing that plan. And, as you'll read, we are making progress.

2002 financial performance

Alliant Energy reported 2002 net income of $106.9 million and earnings per share of $1.18 under generally accepted accounting principles (GAAP), down from $172.4 million and $2.14 per share for 2001. On an adjusted basis, our net income was $121.0 million and earnings per share were $1.33, which is down from $195.1 million and $2.42 per share in 2001.

Our domestic utilities delivered slightly improved results in 2002 over 2001, as GAAP net income was $165.8 million compared to $164.9 million in 2001. Higher electric and gas margins were largely offset by the impacts of increased operating expenses and a higher effective income tax rate.

I note with great pride that, throughout the turbulent energy markets of 2002, the operational performance of our utilities remained very strong. Our employees have proven that they are able to stay focused and committed amid unusual pressure. In fact, our utility customers' satisfaction levels actually increased in 2002 over their already high levels in 2001.

However, there was little positive news on the non-regulated side of the business.

In stark contrast to Alliant Energy Resources' significant contributions to earnings in both 2000 and 2001, our non-regulated businesses reported a net loss in 2002. On a GAAP basis, the net loss was $61.0 million versus net income of $6.1 million in 2001. On an adjusted basis, Alliant Energy Resources had a net loss of $46.9 million in 2002, as opposed to net income of $28.9 million in 2001.

A variety of factors contributed to 2002's disappointing non-regulated results. For example, Whiting Petroleum reported weaker earnings due to reduced oil and gas prices, lower volumes and higher operating expenses. Oil and gas prices were stronger in the latter half of 2002, but not nearly strong enough to make up for the reduction from the record highs of early 2001.

> I note with great pride that, throughout the turbulent energy markets of 2002, the operational performance of our utilities remained very strong.

Our investment in Brazil has clearly been a drag on earnings for the last several years. While I acknowledge these negative results are unacceptable going forward, there are signs of improvement as evidenced by fourth quarter 2002 results. Although our Brazil utilities have yet to turn the corner to profitability, we believe they are headed in the right direction.

Electricity sales volumes throughout Brazil are starting to trend upward as drought-driven rationing programs are now a problem of the past. Additionally, similar to our domestic utility operations, our Brazil utilities have excellent customer service records and are highly regarded for environmental stewardship.

Despite improvement late in 2002, we will not make any capital investments in Brazil in 2003, and will re-evaluate our continued commitment to this market if we have not seen significant improvement in the financial performance of this business by the end of the year.

Although our investment in Brazil clearly didn't meet our expectations, our investments in China, Australia and New Zealand did, as they each produced improved results over 2001 results. In fact, together, they generated $19.1 million in GAAP earnings and $15.8 million in adjusted earnings in 2002. Unfortunately, these contributions were more than offset by the losses in Brazil.

Our comprehensive plan

Rather than continuing to reflect on the difficulties of 2002, I want to focus on the actions we're taking to ensure improved performance in 2003 and beyond.

As announced last November, we're implementing a number of necessary – but difficult – actions in order to strengthen our balance sheet and improve our financial position.

The most agonizing of those actions was reducing our annual common stock dividend to shareowners from $2 to $1 per share. While we recognize the importance most shareowners place on the income that our dividends provide, it became painfully obvious that we needed to retain more cash for operations and debt service. Maintaining our dividend at its former rate was simply no longer feasible. And, while you may disagree with some of the decisions we've made in the past, I'm sure we all agree that preserving the company's financial health is in the best interest of all stakeholders.


22%
Non-regulated businesses and other
78%
Utility operations

Total assets

(as of Dec. 31, 2002; excluding assets of discontinued operations)

Another important step in our plan to improve our financial position is refining our strategic plan. In other words, we've made a deliberate decision to narrow our business focus. Our primary objective remains unchanged: to continue providing our domestic regulated customers in the Upper Midwest with the energy they both want and need ... and to do so in the safest, most cost-effective and environmentally sensitive manner possible. We have never wavered from this commitment.

But on the non-regulated side of the business, we are making some visible changes. We're focusing on increasing non-regulated generation capacity in certain regions in the United States and refining our international strategy to energy-based investments in a few select markets.

Toward this end, we are divesting other non-regulated, non-core investments. These businesses include Whiting Petroleum; our affordable housing businesses; our Australian investment; and SmartEnergy, our budding mass marketing business. We are encouraged by the interest potential buyers have shown in these assets, and plan to complete these divestitures by the end of the year.

As noted in my November letter to you, we also plan to issue between $200 and $300 million in additional common equity later this year, subject to market conditions.

While we're taking some steps to raise capital, we're also taking others to conserve it. For example, we reduced our capital expenditure budgets for 2002 and 2003. Some sizable expenditures, including utility infrastructure and reliability investments, are still expected on the domestic regulated side of our business, as we remain steadfast in our commitment to meet the energy needs of our domestic utility customers. However, discretionary expenditures have been minimized or eliminated. Clearly, we must make some investment in our remaining non-regulated operations in order for them to provide long-term earnings growth. However, in recognition of current market conditions and our more focused approach, we will naturally seek to expand our remaining



With more than 90% system availability, our coal-burning facilities delivered reliable service and surpassed industry averages in 2002.



In 2002, Plantpeddler, a Cresco, Iowa-based greenhouse business, took advantage of some of our utilities' energy-efficiency programs to keep its business growing.



Our utilities developed a combustion-optimizing program for coal-burning plants that has been proven to reduce nitrogen-oxide emissions by between 50% and 70%. Alliant Energy Resources is now marketing the program, which we've coined SmartBurn℠, to other U.S. companies. *(Pictured: Barbara Robins and Dana Maas)*

non-regulated businesses at a much slower pace than originally anticipated. We will not, for example, borrow significant capital to finance future growth. It will come organically by investing retained earnings.

We also continue to engage in prudent cost control, emphasizing process improvements through both our Six Sigma program and the Enterprise Resource Planning system we placed into service last year.

There's no question that cost cutting has been hard on our employees, as they've been asked to do more with less. But – even in the face of this challenge – our employees have continued to exceed our customers' expectations on a daily basis. I am proud of their flexibility and resilience, and also in their ability to adapt and thrive in an ever-changing market ... in an ever-changing industry.

Looking ahead

As is the case every year, 2003 will certainly present new challenges. As I write these words, war in the Middle East seems inevitable. On the domestic front, great uncertainty remains about the direction of the economy. And, at Alliant Energy, we have issues of our own.

While we have made progress in receiving rate relief in our regulated jurisdictions, there is much more work to be done. We are encouraged by the market interest in the businesses we wish to divest, but still must close the deals. We have made progress in Brazil, but have not yet turned the corner to profitability.

Success rarely comes easily. But we know what must be done. We are focused on effectively executing our plan and – ultimately – improving the value of your investment.

On a personal note, I'd like to thank and bid farewell to long-time Board members Lee Liu and Joyce Hanes, who will retire following our 2003 Annual Meeting of Shareowners. Combined, they have given nearly 70 years of service to this company and have provided impeccable leadership and guidance through both the good times and the challenging times. I offer a special thanks to Mr. Liu for his distinguished service as the first Chairman of the Board and in his most recent role as Vice Chairman of the Board of Alliant Energy.

In closing, I want to express the resolve of your management team to meet the challenges we are facing in 2003. Although I have been displeased with our short-term performance, I have never been discouraged about Alliant Energy's long-term potential. I've never sold any of my LNT shares, nor do I intend to do so in the foreseeable future. I firmly believe in Alliant Energy and the outstanding people who work here.

As we continue through 2003, we'll go about proving our resiliency, strong character and solid earnings potential to you – our shareowners – and to the customers and communities we are privileged to serve.

On behalf of the entire Board of Directors, I thank you for your continued support in these most challenging of times. ❍

Sincerely,

Erroll B. Davis, Jr.
Chairman, President and CEO
March 18, 2003

Straight talk with Erroll Davis

How would you characterize the financial condition of Alliant Energy?

Our 2002 earnings were not good, but our overall financial condition remains solid.

I could write volumes on the chain of events that contributed to the challenges of 2002. But the highlights at Alliant Energy included multiple rate cases on the domestic regulated side of our business and challenges in our Brazil investments on the non-regulated side. Additionally, the entire industry was tested by economic recession, backlash from corporate scandals and the virtual collapse of credit markets throughout the utility sector. In 2000, one in 20 utilities had junk bond status. Today that number is one in five.

In this volatile environment, even the slightest of bad news can cause market values to fall. And our stock price – as well as those of many other diversified utilities – dropped dramatically during 2002. In 2002, our total return to shareowners was a negative 40.3%, while the total shareowner return from the Standard and Poor's (S&P) Utilities Index was a negative 30%.

But we didn't just sit idly by and wait for things to turn around. In response to weak earnings performance, we developed a comprehensive plan to strengthen our balance sheet and improve our financial fundamentals. The primary steps in our plan include reducing our targeted common stock dividend rate, divesting certain non-core businesses, issuing common equity, reducing our 2002 and 2003 capital expenditure budgets and implementing additional cost-control measures.

Domestic electric and natural-gas utilities are the foundation of Alliant Energy and a core business platform going forward.

And we have made progress. We continue to maintain investment-grade credit ratings with both Moody's and S&P, and we successfully obtained credit facilities and financings totaling almost $2 billion in the fourth quarter of 2002, thereby strengthening our liquidity position and demonstrating our ability to access capital markets even in the most adverse times.

Looking back, 2002 presented an opportunity for us to sharpen our approach and build on our strong fundamentals. And we seized that opportunity. Today we are a more focused company. We're focused on successfully implementing our refined strategic plan to improve the value of your investment.

In last year's annual report, you talked at length about your strategic plan. How would you characterize that plan today?

Our strategic plan originally called for a narrowing of focus. The difference today is the pace and scope of that refinement have been accelerated. We will continue to be a diversified energy company with domestic utility holdings as the foundation of our business. Because our four-state utility service territory is generally not considered a high- or even modest-growth energy market, prudent diversification simply must continue to be a part of our strategic mix.

However, we are in the process of narrowing our non-regulated business portfolio to primarily include energy-based investments in targeted international markets and competitive generation assets in select regions of the United States. With this change, we're reducing our overall risk profile. We are now seeking to achieve more moderate – but solid and less volatile – growth. Additionally, we continue to be focused on improving cash flow, reducing debt and strengthening our financial profile. Obviously, we also remain committed to maintaining both operational excellence and high levels of customer satisfaction in all of our businesses.

Why did you reduce the dividend?

While our targeted dividend payout ratio had been significantly above the industry average for a number of years, our plan was to maintain that generous dividend and "grow" into a more typical payout ratio over time. Obviously, we understood that we could not sustain a targeted dividend payout ratio of near or even greater than 100% of earnings.

However, early in 2002, we believed that our weak earnings performance was an aberration, and we could continue to be patient and wait for earnings growth from our non-regulated businesses. The reality is that, in 2000 and 2001, it would have been nearly impossible to maintain our previous dividend payout with utility earnings alone. We were able to maintain the dividend, however, because of the growth of our non-regulated earnings. When these earnings declined in 2002, the market sent clear signals to us that it believed we could not sustain our dividend.

In order to maintain solid credit ratings and strengthen our balance sheet, we could no longer afford to take the time to grow into an average targeted dividend payout. We also could not afford for this to be an issue in our 2003 stock offering. Thus, we decided to lower the targeted dividend and retain more cash for debt service and operations.

This was a very difficult, but necessary, decision. We certainly regret the impact this reduction may have on you. However, maintaining the financial health of our company is in the best interest of all stakeholders — you, our shareowners, as well as our customers, communities, vendors and employees.



In 2002, Alliant Energy employees continued to deliver exceptional customer service. National surveys ranked Alliant Energy's utilities second in the Midwest and eighth among the 74 largest utilities in the nation in terms of overall customer satisfaction. *(Pictured: Ernest White, Customer Service Coordinator)*



In September 2002, Alliant Energy participated in an emergency responders' drill in Tomah, Wis., to practice procedures in the event of a natural or man-made disaster.



Through our Second Nature™ program, utility customers can purchase electricity from renewable energy sources. A 2003 study by the National Renewable Energy Lab ranked Second Nature the seventh-largest renewable energy program in the United States.

Will the dividend be restored to its previous level when earnings return to higher levels?

Alliant Energy's Board of Directors reviews the targeted dividend policy on an ongoing basis and assesses a wide range of issues regarding whether or not to change the targeted dividend. While we fully understand how important the dividend is to investors, at this time, we cannot make any commitments about what our dividend will be in the future.

However, we believe our dividend is sustainable at its current targeted annual rate of $1 per common share. And, as our earnings grow in the future, we will again review and consider updating our dividend policy.

How long will it be until you return to the earnings levels of 2000 and 2001?

Given the state of the present economy, one thing is clear: It will not happen overnight, and we are not yet in a position to make such a prediction. Obviously, issuing new common equity and adopting a more focused approach to our strategic plan will play a role in our performance for 2003. While quarter-to-quarter and year-to-year results are important, our focus will continue to be on long-term, sustainable growth, resulting in increased shareowner value over time.

Are you planning to exit the domestic utility industry?

Absolutely not! Domestic electric and natural-gas utilities are the foundation of Alliant Energy and a core business platform going forward. Today, we provide 1.4 million customers in the Upper Midwest with safe, reliable and environmentally sound energy. We take that responsibility very seriously.

As part of our effort to narrow our strategic focus, we do intend, however, to pursue selling our water utilities as soon as practicable.

How is the company progressing in receiving rate relief across its regulated service territories?

We are very proud of our utilities' record of operational excellence. That does, of course, take money. Therefore, our utility subsidiaries have filed requests for rate increases in both Iowa and Wisconsin to recover these costs and secure a fair rate of return for shareowners.

Our utilities have received fair decisions on interim relief in Iowa and Wisconsin since our utility rate freezes ended in 2002, and reasonable final decisions on two retail cases in Wisconsin. We expect to receive a final decision on our Iowa utility's retail electric and gas cases in the second quarter.

Our utilities expect to file additional cases in various jurisdictions and continue to promote new policies over the coming months. While not always popular, it is necessary. For example, when Interstate Power and Light Company's new, and much needed, natural gas-fired plant comes on-line in Iowa during the summer of 2004, it will immediately begin providing benefits to customers. Under legislation passed in Iowa in 2001, we know in advance what the ratemaking principles for the plant will be, which is a significant positive step. Absent this new legislation, it would have been unlikely we could have made this important investment. In short, investments in reliability that provide benefits to customers go hand-in-hand with the process to recover the cost. This will continue to result in Alliant Energy working to promote policies that encourage investment in utility generation infrastructure and also in filing rate cases.

In general, our experience in the most recent rate cases shows that regulators are very committed to striking the appropriate balance between providing reasonable rates for customers and fair returns for investors.

You've been pointing to problems in Brazil for more than a year. Why don't you simply sell that investment?

We believe selling our investment in Brazil at this time would not produce results that reflect its long-term value. Thus, selling now would not be a prudent or responsible business decision. Further, as evidenced by stronger fourth quarter 2002 results, we have made progress on the operations side of the business. We also have received significant rate relief at one of our utilities there. In short, while the financial results in Brazil have been disappointing to date, there are many reasons to expect improved financial performance in 2003.

Are you eliminating all of your non-regulated businesses?

No. We remain committed to a much narrower scope of diversified businesses primarily centered around two growth platforms: energy-based investments in key international markets and non-regulated generation assets in select regions of the United States. In 2000 and 2001, our non-regulated businesses contributed significantly to earnings, which in turn, contributed significantly to our financial success in those years.

That said, we are working to harvest the value of the non-regulated businesses that are not part of our long-term core strategy or that are subject to significant earnings volatility. The timing of these moves is subject to the marketplace, but we hope to finalize the sale of Whiting Petroleum, our affordable housing businesses, our Australian investment and SmartEnergy by the end of 2003. We are also exploring exits from other non-core investments and subsidiaries.

How would you describe your responsibilities as a corporate citizen?

Our business starts with the customer. Therefore, outstanding customer service is our primary objective. That said, we also recognize our responsibility to provide you, our shareowners, with a fair return on your investment. We also support community events, economic development programs and environmental stewardship efforts. Through the Alliant Energy Foundation, we reach out to customers and communities through innovative and strategic-giving programs. Additionally, we provide competitive salaries and benefits, as well as a safe and diverse work environment for all of our employees.

But any comments on corporate responsibility would certainly not be complete without noting that all publicly traded companies must recognize that truthfulness and transparency are vital not only to their own credibility and stability, but also to the effectiveness of their organizations. And it's not as much about policies and new rules as it is about people. Ultimately, it is the people within corporations – particularly senior management – who must instill ethical philosophies and practices into the organization's very culture. In spite of difficult and trying times, at Alliant Energy, we continue to do just that. ❍

Financial information

CONTENTS

10 **Management's Discussion and Analysis of Financial Condition and Results of Operations**

- 10 Forward-Looking Statements
- 10 Strategic Actions
- 11 Rates and Regulatory Matters
- 12 Results of Operations
- 16 Liquidity and Capital Resources
- 23 Other Matters

29 **Report on the Financial Information**

29 **Independent Auditors' Report**

30 **Consolidated Financial Statements**

- 30 Consolidated Statements of Income
- 31 Consolidated Balance Sheets
- 33 Consolidated Statements of Cash Flows
- 34 Consolidated Statements of Capitalization
- 35 Consolidated Statements of Changes in Common Equity

36 **Notes to Consolidated Financial Statements**

60 **Selected Financial and Operating Statistics**

62 **Definitions**

Management's Discussion and Analysis of Financial Condition and Results of Operations

A listing of abbreviations and acronyms used in the text and notes of this report is on page 62.

Forward-Looking Statements

Statements contained in this report that are not of historical fact are forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties include: factors listed in "Other Matters - Other Future Considerations;" weather effects on sales and revenues; economic and political conditions in Alliant Energy's domestic and international service territories; federal, state and international regulatory or governmental actions, including the ability to obtain adequate and timely rate relief, including recovery of operating costs and earning reasonable rates of return, and to pay expected levels of dividends; Alliant Energy's proposed asset divestitures at expected values and on expected timelines; unanticipated construction and acquisition expenditures; issues related to the supply of purchased electricity and price thereof including the ability to recover purchased-power and fuel costs through rates; risks related to the operations of Alliant Energy's nuclear facilities; costs associated with Alliant Energy's environmental remediation efforts and with environmental compliance generally; developments that adversely impact Alliant Energy's ability to implement its strategic plan; improved results from Alliant Energy's Brazil investments and no material adverse changes in the rates allowed by the Brazilian regulators; improved performance by Alliant Energy's other non-regulated businesses as a whole; no material permanent declines in the fair market value of, or expected cash flows from, Alliant Energy's investments; continued access to the capital markets; Alliant Energy's ability to continue cost controls and operational efficiencies; Alliant Energy's ability to identify and successfully complete proposed acquisitions and development projects; access to technological developments; employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; and changes in the rate of inflation. Alliant Energy assumes no obligation, and disclaims any duty, to update the forward-looking statements in this report.

Strategic Actions

In November 2002, Alliant Energy's Board of Directors approved five strategic actions designed to maintain a strong credit profile for Alliant Energy, strengthen its balance sheet and position Alliant Energy for improved long-term financial performance. The five strategic actions, which signaled a shift to less aggressive growth targets driven primarily by Alliant Energy's utility operations, included:

1. A commitment to pursue the sale of, or other exit strategies for, a number of non-regulated businesses, including Alliant Energy's oil and gas (Whiting), Australian (including Southern Hydro) and affordable housing businesses. For accounting purposes, such businesses have been classified as available for sale, and the operating results of these businesses have been separately classified and reported as discontinued operations, in the Consolidated Financial Statements. Alliant Energy anticipates strengthening its liquidity position by up to $800 million to $1 billion from reductions in consolidated debt and increasing its cash and temporary cash investment balances as a result of these transactions. The amount of proceeds ultimately received from these divestitures, and the timing of the completion of the transactions, are subject to a variety of factors, including the transaction structures Alliant Energy utilizes to exit these businesses. In January 2003, Alliant Energy also decided to sell SmartEnergy which was classified as held and used, and its operating results were included in continuing operations, in the Consolidated Financial Statements. Refer to Note 16 of the "Notes to Consolidated Financial Statements" for further discussion.

2. A reduction in Alliant Energy's targeted annual common stock divided from $2.00 per share to $1.00 per share, effective with the dividend declared and paid in the first quarter of 2003.

3. Reductions in Alliant Energy's aggregated anticipated 2002 and 2003 construction and acquisition expenditures by approximately $400 million.

4. A plan to raise approximately $200 to $300 million of common equity in 2003, dependent on market conditions. Alliant Energy expects to direct the majority of the proceeds towards additional capital investments in its regulated domestic utilities.

5. The implementation of additional cost control measures to be accomplished through Alliant Energy's new Six Sigma program, the operation of its new enterprise resource planning system that was placed in service in October 2002 and by a heightened focus on operating its domestic utility business in a manner that aligns operating expenses with the revenues granted in its various rate filings.

Alliant Energy is continuing in its efforts to implement these strategic actions. Refer to "Other Matters - Other Future Considerations - Asset Sales" for discussion of an agreement Alliant Energy recently entered into related to the sale of its Australian business.

Rates and Regulatory Matters

Overview - Alliant Energy has two primary utility subsidiaries, IP&L and WP&L. IP&L was formed as a result of the merger of IPC with and into IESU effective Jan. 1, 2002. WP&L has one utility subsidiary, South Beloit.

As a public utility holding company with significant utility assets, Alliant Energy competes in an ever-changing utility industry. Electric energy generation, transmission and distribution are in a period of fundamental change resulting from legislative, regulatory, economic and technological changes. These changes impact competition in the electric wholesale and retail markets as customers of electric utilities are being offered alternative suppliers. Such competitive pressures could result in electric utilities losing customers and incurring stranded costs (i.e., assets and other costs rendered unrecoverable as the result of competitive pricing), which would be borne by security holders if the costs cannot be recovered from customers.

Alliant Energy's utility subsidiaries are currently subject to regulation by FERC, and state regulation in Iowa, Wisconsin, Minnesota and Illinois. FERC regulates competition in the electric wholesale power generation market and each state regulates whether to permit retail competition, the terms of such retail competition and the recovery of any portion of stranded costs that are ultimately determined to have resulted from retail competition. Alliant Energy cannot predict the timing of a restructured electric industry or the impact on its financial condition or results of operations but does believe it is well-positioned to compete in a deregulated competitive market. Although Alliant Energy ultimately believes that the electric industry will be deregulated, the pace of deregulation in its primary retail electric service territories has been delayed due to more recent developments in the industry.

Certain Recent Developments - In July 2002, FERC issued a notice of proposed rules intended to standardize the wholesale electric market, which has generated significant industry discussion. Although Alliant Energy believes that standardization of the wholesale electric market is appropriate and would benefit market participants, there may be significant changes to the proposed rules before they are adopted. Therefore, Alliant Energy cannot determine the impact the final rules will have on its results of operations or financial condition.

Alliant Energy's merger-related price freezes expired in April 2002 in all of its primary domestic utility jurisdictions and it is currently addressing the recovery of its utility cost increases through numerous rate filings. WP&L has received final orders in two of its rate cases and IP&L and WP&L currently have four other rate cases pending. Details of these rate cases are as follows (dollars in millions):

Case	Utility Type	Filing Date	Increase Requested	Interim Increase Granted (1)	Interim Effective Date	Final Increase Granted	Final Effective Date	Expected Final Effective Date	Notes
WP&L:									
2002 retail	E/G/W	Aug. 2001	$104	$49	April 2002	$82	Sept. 2002	N/A	(2)
2003 retail	E/G/W	May 2002	101	TBD	TBD	TBD	TBD	April 2003	
2004 retail	E/G/W	March 2003	65	TBD	TBD	TBD	TBD	Jan. 2004	
Wholesale	E	Feb. 2002	6	6	April 2002	3	Jan. 2003	N/A	(3)
IP&L retail	E	March 2002	82	15	July 2002	TBD	TBD	June 2003	(4)
IP&L retail	G	July 2002	20	17	Oct. 2002	TBD	TBD	July 2003	
Total			$378	$87		$85			

(1) Interim rate relief is implemented, subject to refund, pending determination of final rates.

(2) In its September 2002 final order, the PSCW increased the authorized return on common equity from 11.7% to 12.3%.

(3) In the fourth quarter of 2002, WP&L reached a settlement agreement with certain wholesale customers for an annual increase of $3 million and a refund of amounts previously collected in excess of the settlement. The settlement agreement was approved by FERC in January 2003. At Dec. 31, 2002, WP&L had reserved all amounts related to the anticipated refund.

(4) In accordance with the interim rate relief rules in Iowa, IP&L only requested interim rate relief of $22 million.

A significant portion of the rate increases included in the previous table reflect the recovery of anticipated increased costs incurred by IP&L and WP&L, or costs they expect to incur, thus the increase in revenues related to these cost increases would not result in a corresponding increase in income. IP&L, WP&L and South Beloit are currently in the process of determining what other rate case filings may be necessary in 2003.

WP&L's retail electric rates are based on annual forecasted fuel and purchased-power costs. Under PSCW rules, WP&L can seek emergency rate increases if the annual costs are more than 3% higher than the estimated costs used to establish rates. For 2001 and 2002, any collections in excess of costs incurred must be refunded, with interest. Accordingly, WP&L has established a reserve due to overcollection of past fuel and purchased-power costs and expects to refund such amount in 2003. The final ruling from the PSCW could result in an increase or decrease to the reserve that has been recorded.

The PSCW has issued new rules relating to the collection of fuel and purchased-power costs by Wisconsin utilities, including WP&L. The new rules and related procedures are intended, among other things, to significantly reduce regulatory lag for the utilities and customers related to the timing of the recovery of increased or decreased fuel and purchased-power costs. Purchased-power capacity costs will now be included in base rates. A process will also exist whereby the utilities can seek deferral treatment of capacity, transmission and emergency costs between base rate cases. The new rules are expected to be implemented for WP&L with its pending 2003 retail rate case.

In 2002, IP&L filed with the IRS for a change in method of accounting for tax purposes for 1987 through 2001 that would allow a current deduction related to mixed service costs. Such costs had previously been capitalized and depreciated for tax purposes over the appropriate tax lives. This change would create a significant current tax benefit which has not been reflected in Alliant Energy's results of operations pending a decision from the IUB on the required rate making treatment of the benefit. There would be no material negative impact on Alliant Energy's results of operations or financial position should the IUB and/or IRS reject IP&L's proposal.

Results of Operations

Unless otherwise noted, all "per share" references in the Results of Operations section refer to earnings per diluted share. Refer to Note 1(a) of the "Notes to Consolidated Financial Statements" for discussion of the various components of Alliant Energy's business.

Overview - Alliant Energy's EPS for 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Income from continuing operations	**$0.84**	$1.57	$4.18
Income from discontinued operations	**0.34**	0.73	0.64
Cumulative effect of changes in accounting principle	—	(0.16)	0.21
Net income	**$1.18**	$2.14	$5.03

Income from continuing operations in 2002 and 2001 included $0.46 per share and $0.26 per share, respectively, of valuation charges incurred in its non-regulated businesses. Income from continuing operations in 2000 included $2.37 per share of non-cash income related to Alliant Energy's adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." In addition to the higher valuation charges, the lower 2002 income from continuing operations was primarily the result of lower earnings from Alliant Energy's non-regulated businesses. This was primarily due to a net loss of $47 million from Alliant Energy's Brazil investments in 2002, compared to a net loss of $24 million in 2001, lower earnings from Alliant Energy's Mass Marketing business and higher interest expense. Improved results from Alliant Energy's China and New Zealand businesses partially offset the lower non-regulated results. Income from Alliant Energy's domestic utility business increased slightly in 2002 as higher electric and gas margins were largely offset by increased operating expenses and a higher effective income tax rate.

Domestic Electric Utility Margins - Electric margins and MWh sales for Alliant Energy were as follows (in thousands):

	Revenues and Costs					MWhs Sold				
	2002	2001	*	2000	**	**2002**	2001	*	2000	**
Residential	**$626,947**	$599,074	5%	$567,283	6%	**7,616**	7,344	4%	7,161	3%
Commercial	**376,365**	373,145	1%	349,019	7%	**5,542**	5,464	1%	5,364	2%
Industrial	**526,804**	543,471	(3%)	501,155	8%	**12,297**	12,469	(1%)	13,092	(5%)
Total from ultimate customers	**1,530,116**	1,515,690	1%	1,417,457	7%	**25,455**	25,277	1%	25,617	(1%)
Sales for resale	**160,335**	184,507	(13%)	173,148	7%	**4,805**	4,936	(3%)	4,906	1%
Other	**62,083**	56,359	10%	57,431	(2%)	**197**	168	17%	174	(3%)
Total revenues/sales	**1,752,534**	1,756,556	—	1,648,036	7%	**30,457**	30,381	—	30,697	(1%)
Electric production fuels expense	**286,474**	292,002	(2%)	271,073	8%					
Purchased-power expense	**362,501**	403,166	(10%)	294,818	37%					
Margin	**$1,103,559**	$1,061,388	4%	$1,082,145	(2%)					

* Reflects the percent change from 2001 to 2002. ** Reflects the percent change from 2000 to 2001.

To comply with FERC regulatory requirements governing transmission systems, WP&L transferred its transmission assets to ATC on Jan. 1, 2001, in exchange for cash and an equity ownership in ATC. The wheeling expenses from ATC included in electric margin in 2002 and 2001 were offset by equity income (WP&L accounts for its investment in ATC under the equity method), reduced other operation and maintenance expenses and lower depreciation expense, resulting in no significant net income impact due to the formation of ATC. On a comparable basis, electric margin increased $42.2 million, or 4%, and $9.6 million, or 1%, for 2002 and 2001, respectively. The 2002 increase was primarily due to the impact of rate increases implemented in 2002, more favorable weather conditions, lower purchased-power and fuel costs and continued modest retail customer growth. These increases were partially offset by reduced energy conservation revenues (which were largely offset by lower energy conservation expense) and the impact of a sluggish economy. The 2001 increase was primarily due to lower purchased-power and fuel costs impacting margin, increased residential and commercial sales due to more favorable weather conditions in 2001 compared to 2000 and continued retail customer growth. These items were partially offset by $10 million of income recorded in 2000 for a change in estimate of WP&L's utility services rendered but unbilled at month-end due to the implementation of a refined estimation process and lower industrial sales, largely due to impacts of a slowing economy.

Gas Utility Margins - Gas margins and Dth sales for Alliant Energy were as follows (in thousands):

	Revenues and Costs					Dths Sold				
	2002	2001	*	2000	**	**2002**	2001	*	2000	**
Residential	**$218,746**	$270,248	(19%)	$245,697	10%	**30,931**	29,580	5%	32,026	(8%)
Commercial	**111,343**	141,121	(21%)	127,104	11%	**19,348**	18,055	7%	19,696	(8%)
Industrial	**25,177**	31,262	(19%)	27,752	13%	**5,373**	5,344	1%	5,350	—
Transportation/other	**38,720**	45,246	(14%)	14,395	214%	**47,386**	48,539	(2%)	43,931	10%
Total revenues/sales	**393,986**	487,877	(19%)	414,948	18%	**103,038**	101,518	1%	101,003	1%
Cost of utility gas sold	**248,994**	360,911	(31%)	278,734	29%					
Margin	**$144,992**	$126,966	14%	$136,214	(7%)					

* Reflects the percent change from 2001 to 2002. ** Reflects the percent change from 2000 to 2001.

Gas revenues and cost of utility gas sold were unusually high in 2001 due to increased natural gas prices in the first half of 2001. Due to Alliant Energy's rate recovery mechanisms for gas costs, these price differences alone had little impact on gas margin. Gas margin increased $18.0 million, or 14%, and decreased $9.2 million, or 7%, for 2002 and 2001, respectively. The 2002 increase was largely due to the impact of several rate increases implemented in 2002, improved results from WP&L's performance-based commodity cost recovery program (which are shared by ratepayers and shareowners), continued modest retail customer growth and the negative impact high gas prices in early 2001 had on gas consumption during that period. These increases were partially offset by reduced energy conservation revenues (which were largely offset by lower energy conservation expenses). The 2001 decrease was largely due to lower retail sales primarily related to the unusually high gas prices in early 2001 as some customers either chose alternative fuel sources or used less natural gas, the impact of the slowing economy and losses associated with performance-based commodity costs at WP&L. Alliant Energy realized pre-tax income of $0, $4 million and $2 million from weather hedges it had in place in 2002, 2001 and 2000, respectively, which is recorded in "Miscellaneous, net" in the Consolidated Statements of Income.

Refer to Note 1(j) of the "Notes to Consolidated Financial Statements" for information relating to utility fuel and natural gas cost recovery. Refer to Note 2 of the "Notes to Consolidated Financial Statements" and "Rates and Regulatory Matters" for discussion of various rate filings.

Non-regulated and Other Revenues - Details regarding Alliant Energy's non-regulated and other revenues are as follows (in millions):

	2002	2001	2000
Integrated Services	**$259**	$242	$172
International	**103**	85	—
Mass Marketing	**47**	7	1
Investments	**26**	27	29
Other (includes eliminations)	**27**	19	15
	$462	$380	$217

The 2002 Integrated Services increase was primarily due to higher natural gas sales, partially offset by decreased gas prices and lower energy services revenues. The increased International revenues for 2002 were primarily due to the 2001 acquisitions of additional combined heat and power facilities in China. Mass Marketing revenues for 2002 increased due to the fourth quarter 2001 acquisition of a controlling interest in SmartEnergy, an energy services company operating in competitive energy markets. The 2001 Integrated Services increase was primarily due to acquisitions in the third and fourth quarters of 2000 of various energy services businesses. The 2001 International increase resulted from the December 2000 change from the equity method of accounting to the consolidation method for an investment in China and the addition of five combined heat and power facilities to Alliant Energy's China portfolio during the fifteen months prior to Dec. 31, 2001.

Other Operating Expenses - Other operation and maintenance expenses were as follows (in millions):

	2002	2001	2000
Utility	**$555**	$509	$497
Integrated Services	**242**	229	158
International	**83**	69	4
Mass Marketing	**57**	8	2
Investments	**15**	16	18
Other (includes eliminations)	**5**	(3)	8
	$957	$828	$687

The 2002 utility increase was primarily due to increased fossil and nuclear generation, employee benefit and energy delivery expenses, partially offset by lower energy conservation expenses and decreased uncollectible customer account balances. Alliant Energy is addressing these cost increases in various utility rate proceedings that are currently pending. The 2001 utility increase was primarily due to higher transmission wheeling and other costs in Alliant Energy's energy delivery business unit, increased nuclear operating costs (partially due to a planned refueling outage at Kewaunee in 2001), higher uncollectible customer account balances largely due to the unusually high gas prices earlier in the year and higher costs in the generation business unit. These increases were partially offset by the impact of the formation of ATC earlier in 2001, as discussed in "Domestic Electric Utility Margins."

The Integrated Services, International and Mass Marketing variances were largely driven by the same factors impacting the revenue variances discussed previously. The Mass Marketing 2002 increase was also impacted by increases in the provisions for uncollectible accounts at SmartEnergy in 2002. Charges of $5 million and $2 million are included in "Other" in 2002 and 2001, respectively, for cancelled generation projects in Alliant Energy's Non-regulated Generation business unit. The 2001 Integrated Services increase was partially offset by a one-time charge of $4 million related to a loss on a contract in 2000.

Depreciation and amortization expense increased $8.0 million and $5.9 million in 2002 and 2001, respectively. Contributing to both increases were utility property additions, acquisitions at the non-regulated businesses and increased regulatory and software amortizations. Increased earnings on the WP&L nuclear decommissioning trust fund also contributed to the 2002 increase. The 2002 increase was partially offset by lower expenses due to: a decrease of $14 million from implementation of lower depreciation rates at IP&L on Jan. 1, 2002, resulting from an updated depreciation study; lower decommissioning expense based on reduced retail funding levels at WP&L; and the elimination of $5 million of goodwill amortization expense in compliance with new accounting rules effective in 2002. The 2001 increase was partially offset by the impact of the formation of ATC in 2001, as discussed in "Domestic Electric Utility Margins," and lower earnings on the WP&L nuclear decommissioning trust fund. The accounting for earnings on the nuclear decommissioning trust fund results in no net income impact. Miscellaneous, net income increases for earnings on the trust fund and the corresponding offset is recorded through depreciation expense at WP&L.

Taxes other than income taxes increased $2.1 million and $4.4 million in 2002 and 2001, respectively, primarily due to increased property taxes in 2002 and increased gross receipts and payroll taxes in 2001.

Interest Expense and Other - Interest expense increased $0.9 million and $17.5 million in 2002 and 2001, respectively. Both increases were impacted by higher non-regulated borrowings, partially offset by the impact of lower interest rates on Alliant Energy's variable rate borrowings. The 2002 increase was also partially offset by lower short-term debt borrowings at the Alliant Energy parent level, largely due to the impact of proceeds received in November 2001 from a common equity offering.

Alliant Energy recorded income tax and associated interest income of $0.13 per share in 2001 related to a ruling in a tax refund case. The federal government decided in the fourth quarter of 2001 not to pursue the ruling in favor of Alliant Energy by the U.S. Court of Appeals for the 8th Circuit dealing with capital losses disallowed under audit by the IRS and certain related deductions. An additional potential refund of approximately $14 million, plus interest, remains a contested issue in this case. Alliant Energy cannot offer any assurance it will be successful in obtaining this additional refund and has not recognized any income for the potential additional refund.

Equity income (loss) from Alliant Energy's unconsolidated investments was as follows (in millions):

	2002	2001	2000
ATC (began operations 1/01)	**$14**	$15	$—
New Zealand	**4**	—	3
China*	**2**	2	1
Cargill-Alliant (sold in 2002)	**1**	7	15
Synfuel (began operations 5/02)	**(13)**	—	—
Brazil	**(23)**	(4)	3
Other	**2**	(1)	(3)
	($13)	$19	$19

* Majority of investments are accounted for under the consolidation method.

Equity income from unconsolidated investments decreased $32 million in 2002. The differences in income from New Zealand during the three years were largely due to the 2001 results being depressed because of drought conditions. The lower earnings in 2002 and 2001 at Cargill-Alliant were impacted by fewer weather-related trading opportunities and less volatile market prices. Refer to "Liquidity and Capital Resources - Sales of Non-strategic Assets" for discussion relating to Alliant Energy's sale of this investment in 2002. In the second quarter of 2002, Synfuel, a direct subsidiary of Resources, purchased an equity interest in a synthetic fuel processing facility. The synthetic fuel project generates operating losses at its fuel processing facility, which are more than offset by tax credits and the tax benefit of the losses the project generates. All tax benefits are included in "Income taxes" in the Consolidated Statements of Income. The lower 2002 results from the Brazil investments were largely due to losses incurred by Alliant Energy's investment in a gas-fired generating plant, charges incurred in 2002 related to the recovery of the impacts of rationing and other prior costs and higher interest expense. The loss from the generating plant was due to the impact of a significant decline in the currency rates associated with the debt issued to finance the plant and a depressed wholesale energy market in 2002. Increased electric sales volumes in 2002 compared to 2001, largely due to the impacts of the drought-driven rationing program that was in place for approximately seven months in 2001 compared to only two months in 2002, partially offset the lower Brazil earnings. The 2001 Brazil results included a charge related to the impacts of a settlement reached between the Brazilian government and the distribution companies on the economic resolution of various cost recovery issues.

Refer to Note 9 of the "Notes to Consolidated Financial Statements" for discussion of the asset valuation charges recorded by Alliant Energy in 2002 related to its McLeod available-for-sale securities.

On July 1, 2000, Alliant Energy adopted SFAS 133 for its consolidated entities. Related to the adoption, Alliant Energy recorded a $321.3 million pre-tax gain from the designation of a portion of Alliant Energy's McLeod holdings as trading securities. This gain related to the unrealized appreciation in value of approximately 27% of Alliant Energy's McLeod holdings that were designated as trading as of the adoption date.

Miscellaneous, net income decreased $12.7 million and $26.7 million in 2002 and 2001, respectively. The 2002 decrease was due to the recording of pre-tax asset valuation charges of $10 million and $9 million related to Alliant Energy's Energy Technologies and Enermetrix, Inc. investments, respectively, lower interest income (the 2001 results included $10 million from tax settlements), a pre-tax goodwill impairment charge of $7 million at SmartEnergy and gains from asset sales realized in 2001. These decreases were partially offset by lower pre-tax, non-cash SFAS 133 valuation charges of $29 million, related to the net change in the value of the McLeod trading securities and the derivative component of Resources' exchangeable senior notes, and increased earnings on WP&L's nuclear decommissioning trust fund. The 2001 decrease was largely due to higher pre-tax, non-cash SFAS 133 valuation charges of $33 million related to the net change in the value of the McLeod trading securities and the derivative component of Resources' exchangeable senior notes, reduced nuclear decommissioning trust fund earnings and lower gains from asset sales. These decreases were partially offset by higher interest income, including the $10 million from tax settlements in 2001. Alliant Energy realized $0, $4 million and $2 million of income from weather hedges in 2002, 2001 and 2000, respectively.

Refer to Note 10(a) of the "Notes to Consolidated Financial Statements" for additional information related to the exchangeable senior notes embedded derivative, the McLeod trading securities and the cumulative effect of changes in accounting principle.

Income Taxes - The effective income tax rates for Alliant Energy's continuing operations were 30.5%, 27.6% and 40.1% in 2002, 2001 and 2000, respectively. Refer to Note 5 of the "Notes to Consolidated Financial Statements" for additional information.

Income from Discontinued Operations - The 2002 decrease of $28 million in income from discontinued operations was largely due to lower earnings from Alliant Energy's oil and gas (Whiting) business due to lower prices, higher operating expenses and lower gains from dispositions of oil and gas properties in 2002 compared to 2001. Tax adjustments recorded in 2002 related to Alliant Energy's decision to sell its Australian (Southern Hydro) and affordable housing businesses also contributed to the lower income. The 2002 decrease was partially offset by higher oil and gas sales volumes at Whiting and higher earnings from Southern Hydro due to increased generation and sales of renewable energy credits earned through the generation of hydropower. The 2001 increase in income was largely due to non-cash SFAS 133 income in 2001 related to the valuation of electricity derivatives at Southern Hydro and higher earnings from Whiting which resulted from higher gas prices earlier in 2001, increased oil and gas sales volumes and income from a reduction in the estimated dismantlement cost of an offshore oil and gas platform. The 2001 increase was partially offset by approximately $16 million of income from gains on the sale of 1.3 million shares of McLeod in 2000 by Alliant Energy's affordable housing business. Refer to Note 16 of the "Notes to Consolidated Financial Statements" for further discussion of Alliant Energy's discontinued operations.

Liquidity and Capital Resources

Overview - Alliant Energy's recent and proposed financing activities have been and will be undertaken against a backdrop of increased market concerns about general economic conditions and corporate governance issues as well as risks associated with particular sectors of the economy, including the energy industry. As a result of these factors, capital markets have become more restrictive. The commercial paper market, for example, has become more limited for many companies in terms of the amounts of available capital and the corresponding maturities. Medium- and long-term debt markets have become sensitive to increased credit ratings volatility and to a heightened perception of liquidity risk in the energy sector. As a result, investors have become more selective and have differentiated among otherwise comparable issuers in a way that has made the financing process more challenging. In response to these changing market conditions, Alliant Energy is working closely with its financial advisors and others to access the capital it needs to operate its businesses. Based on its strong cash flows coupled with actions Alliant Energy expects to take to strengthen its balance sheet, Alliant Energy currently believes it will be able to secure the capital it requires to implement its refined strategic plan. Alliant Energy believes its ability to secure additional capital will be significantly enhanced by the completion of the actions addressed in "Strategic Actions," including the divestiture of selected businesses.

Alliant Energy's capital requirements are primarily attributable to its utility subsidiaries' construction and acquisition programs, Resources' acquisition and investment opportunities and its debt maturities. Alliant Energy's utility subsidiaries anticipate financing their construction expenditures, including new electric generation facilities, during 2003-2005 through internally generated funds supplemented, when necessary, by outside financing. Funding for Resources' acquisition and investment expenditures over that same period of time is expected to be accomplished with a combination of external financings, sales of assets and internally generated funds.

In 2001, Alliant Energy and Resources received SEC approval for their ongoing program of external financing, credit support arrangements and other related proposals for the period through Dec. 31, 2004. Among other things, the approval authorized Alliant Energy directly or through financing subsidiaries to issue common and preferred stock, unsecured long-term debt securities and other equity-linked securities up to an amount of $1.5 billion; to provide guarantees and credit support for obligations of its subsidiaries up to an amount of $3 billion; to enter into hedging transactions to manage interest rate costs and risk exposure; and to increase its aggregate investment limit in Exempt Wholesale Generators and Foreign Utility Companies to 100% of consolidated retained earnings. The approval, among other things, also authorized Resources to provide guarantees and credit support for obligations of non-utility subsidiaries up to an amount of $600 million outstanding at any one time and to spend up to $800 million to construct or acquire energy assets that are incidental to the energy marketing and oil and gas productions of its subsidiaries. Alliant Energy's ability to undertake any such financings contemplated by the SEC's order is dependent on its ability to access the capital markets as described above.

Cash Flows - Selected information from the Consolidated Statements of Cash Flows was as follows (in thousands):

Cash flows from (used for):	**2002**	2001	2000
Operating activities	**$544,040**	$426,111	$393,090
Financing activities	**84,090**	170,525	513,063
Investing activities	**(632,658)**	(656,262)	(869,253)

In 2002, Alliant Energy's cash flows from operating activities increased primarily due to changes in working capital; cash flows from financing activities decreased primarily due to proceeds from the issuance of common stock in 2001, partially offset by a net increase in the amount of preferred stock outstanding at IP&L; and cash flows used for investing activities decreased primarily due to lower construction and acquisition expenditures partially offset by proceeds received in 2001 from the transfer of WP&L's transmission assets to ATC. In 2001, Alliant Energy's cash flows from financing activities decreased primarily due to net changes in amount of debt issued and retired, partially offset by proceeds from the issuance of common stock in 2001; and cash flows used for investing activities decreased primarily due to lower non-regulated investments.

Common Equity - In November 2002, Alliant Energy announced its intentions to raise approximately $200 million to $300 million of common equity in 2003, dependent on market conditions. The proceeds are expected to be used to fund the Power Iowa initiative and other regulated domestic utility needs. The PSCW has indicated it will require an additional equity infusion by Alliant Energy into WP&L during 2003. Alliant Energy anticipates the final PSCW order, which is expected to be issued in the second quarter of 2003, will also include a customer refund provision if the timing and/or amount of the equity infusion differs from the assumptions included in the WP&L rate case.

Preferred Stock - In September 2002, IP&L redeemed all of its then outstanding shares of preferred stock at an aggregate redemption price of $58.3 million. In December 2002, IP&L issued six million shares of preferred stock at $25.00 per share in a private placement. IP&L used the net proceeds of approximately $145 million to repay its short-term debt and for general corporate purposes, including to fund capital expenditures and to repay other debt.

Debt - In June 2002, Alliant Energy received approval (through Dec. 31, 2004) from the SEC to issue and sell up to an aggregate amount of $1 billion of short-term debt outstanding at any one time and to guarantee borrowings by Resources in an aggregate amount that would not exceed $700 million at any one time in addition to its other guarantee authority. In addition, IP&L received SEC approval to issue short-term debt in a principal amount which would not at any one time exceed $300 million. Alliant Energy discontinued the use of its utility money pool in 2002 and WP&L and IP&L are now meeting any short-term borrowing needs by issuing commercial paper and borrowing on bank lines of credit, respectively.

Alliant Energy and its subsidiaries are party to various credit facilities and other borrowing arrangements, some of which are summarized below. In addition to the specific covenants detailed below under the 364-day revolving credit agreements, Alliant Energy's facilities and borrowing arrangements contain various customary terms and conditions, including required capitalization, net worth and interest coverage requirements, maintenance requirements related to bonded property and cross-default provisions. At Dec. 31, 2002, Alliant Energy and its subsidiaries were in compliance with the financial ratios and covenant requirements under their respective credit facilities and borrowing arrangements. The aggregate borrowing capacity under short-term credit agreements of Alliant Energy and its subsidiaries at Dec. 31, 2002 was $845 million. At Dec. 31, 2002, the total amount borrowed under these facilities was $281 million leaving unused capacity of $564 million. In addition, Resources had a $250 million standby credit facility at Dec. 31, 2002 as discussed below. There are no borrowings currently outstanding under such facility. Alliant Energy also had $28 million of short-term borrowings outstanding at Dec. 31, 2002 related to various generation projects in China.

In October 2002, Alliant Energy completed the syndication of three 364-day revolving credit facilities totaling $915 million, available for direct borrowing or to support commercial paper, which replaced the former facilities that totaled $900 million in borrowing availability. The three facilities consist of a $565 million facility for Alliant Energy (at the parent company level), which was reduced to $450 million at the end of 2002, a $200 million facility for IP&L and a $150 million facility for WP&L. Availability under the Alliant Energy credit facility will be further reduced by the proceeds of asset sales in excess of 5% of Alliant Energy's consolidated assets in any 12-month period commencing October 2002 and up to $50 million from the proceeds of an issuance of equity securities in excess of $300 million. These new credit facility agreements contain various covenants, including the following:

Covenant Description	Covenant Requirement	Status at Dec. 31, 2002
Alliant Energy:		
Consolidated debt-to-capital ratio*	Less than 65%	59.6%
Consolidated net worth*	At least $1.4 billion	$1.8 billion
EBITDA interest coverage ratio*	At least 2.5x	3.6x
IP&L debt-to-capital ratio	Less than 58%	47.9%
WP&L debt-to-capital ratio	Less than 58%	40.7%

* In compliance with the agreements, results of discontinued operations have been included in the covenant calculations.

The debt component of the capital ratios includes long- and short-term debt (excluding trade payables), capital lease obligations, letters of credit and guarantees of the foregoing and unfunded vested benefits under pension plans. The equity component excludes accumulated other comprehensive income (loss). Alliant Energy is also subject to a PUHCA requirement whereby Alliant Energy's common equity balance must be at least 30% of its total consolidated capitalization, including short-term debt. Alliant Energy's common equity ratio as of Dec. 31, 2002, as computed under such requirement, was 35.8%.

In December 2002, Resources secured a 364-day $250 million standby credit facility. Designed as a bridge to enhance Alliant Energy's short-term liquidity position until it receives the expected proceeds from the assets it plans to sell in 2003, the availability under the facility is reduced by amounts realized on such asset sales. At Dec. 31, 2002, there were no borrowings outstanding under this credit facility. Also in December 2002, Whiting finalized a secured revolving $200 million credit facility which will mature in December 2005. At Dec. 31, 2002, Whiting had $185 million of borrowings outstanding under this facility at an interest rate of 3.63%, which was included in "Long-term debt" on the Consolidated Balance Sheet.

Information regarding commercial paper and bank facility borrowings at Dec. 31, 2002 was as follows (dollars in millions):

	Alliant Energy (Parent)	WP&L
Commercial paper outstanding	$135.5	$60.0
Weighted average maturity of commercial paper	2 days	34 days
Discount rates on commercial paper	1.95%	1.6%
Bank facility borrowings	$85.0	—
Interest rates on bank facility borrowings	2.3-2.4%	—

As a result of the Moody's Investors Service (Moody's) downgrade of Alliant Energy's commercial paper in January 2003 to P-3, Alliant Energy's ability to issue commercial paper at the parent company level has been reduced, requiring greater reliance on bank lines. In addition to funding working capital needs, the availability of short-term financing provides the companies flexibility in the issuance of long-term securities. The level of short-term borrowing fluctuates based on seasonal corporate needs, the timing of long-term financing and capital market conditions. At Dec. 31, 2002, IP&L and WP&L were authorized by the applicable federal or state regulatory agencies to issue short-term debt of $180 million and $240 million, respectively. The $240 million borrowing authority for WP&L includes $85 million for general corporate purposes, an additional $100 million should WP&L no longer sell its utility receivables and an additional $55 million should WP&L need to repurchase its variable rate demand bonds.

In December 2002, Resources issued $300 million of 9.75% senior notes due 2013 in a private placement. The notes are unconditionally guaranteed by Alliant Energy. Resources used the proceeds to repay short-term debt.

At Dec. 31, 2002, Alliant Energy had $783 million of long-term debt that will mature prior to Dec. 31, 2007, which represents maturities of $47 million in 2003, $106 million in 2004, $337 million in 2005, $68 million in 2006 and $225 million in 2007. Depending upon market conditions, it is currently anticipated that a majority of the maturing debt will be refinanced with the issuance of long-term securities.

Refer to "Construction and Acquisition Expenditures" for information regarding a credit facility Resources entered into in February 2003 relating to the purchase of a non-regulated power plant. Refer to Note 8 of the "Notes to Consolidated Financial Statements" for additional information on short- and long-term debt.

Credit Ratings and Balance Sheet - Access to the long- and short-term capital and credit markets, and costs of external financing, are dependent on creditworthiness. Alliant Energy is committed to taking the necessary steps required to maintain strong credit ratings and to strengthen its balance sheet. Refer to "Strategic Actions" for a discussion of specific actions being taken in this regard. Although Alliant Energy believes such actions will enable it to strengthen its balance sheet and maintain strong credit ratings, no assurance can be given that it will be able to maintain its existing credit ratings. If Alliant Energy's credit ratings are downgraded in the future, then Alliant Energy's borrowing costs may increase and its access to capital markets may be limited. If access to capital markets becomes significantly constrained, then Alliant Energy's results of operations and financial condition could be materially adversely affected.

In December 2002 and January 2003, Standard & Poor's and Moody's, respectively, issued revised credit ratings as follows (long-term debt ratings only apply to senior debt):

		Standard & Poor's	Moody's
IP&L	Secured long-term debt	A-	A3
	Unsecured long-term debt	BBB	Baa1
	Commercial paper	A-2	P-2
	Corporate	BBB+	Baa1
WP&L	Secured long-term debt	A	A1
	Unsecured long-term debt	BBB+	A2
	Commercial paper	A-2	P-1
	Corporate	A-	A2
Resources (a)	Unsecured long-term debt	BBB	Baa3
	Commercial paper	A-2	P-3
	Corporate	BBB+	Baa3
Alliant Energy	Unsecured long-term debt	BBB	Not rated
	Commercial paper	A-2	P-3
	Corporate	BBB+	Not rated
All Entities	Outlook	Negative	Stable

(a) Resources' debt is fully and unconditionally guaranteed by Alliant Energy.

Ratings Triggers - The long-term debt of Alliant Energy and its subsidiaries is not subject to any repayment requirements as a result of credit rating downgrades or so-called "ratings triggers." However, certain lease agreements do contain such ratings triggers. The threshold for these triggers varies among the applicable leases. If the payments were accelerated under all the affected leases it would result in accelerated payments of approximately $45 million. In addition, the amount of proceeds available to IP&L and WP&L from their sale of utility customer accounts receivable programs could be reduced in the aggregate by approximately $20 million in the event of certain credit rating downgrades at the Alliant Energy parent company level. Alliant Energy and its subsidiaries are also parties to various agreements, including purchased-power agreements, fuel contracts and corporate guarantees that may be deemed to be in default in the event of certain credit rating downgrades. In the event of such a default, Alliant Energy or its subsidiaries may be able to cure the default in a number of ways, including posting letters of credit equal to the amount of the exposure, unwinding the contract or paying the obligation.

Sale of Accounts Receivable - Refer to Note 4 of the "Notes to Consolidated Financial Statements" for information on Alliant Energy's sale of accounts receivable program.

Off-Balance Sheet Arrangements - Alliant Energy utilizes synthetic leases to finance its corporate headquarters, corporate aircraft, certain utility railcars and a utility radio dispatch system. Synthetic leases provide favorable financing rates to Alliant Energy while allowing it to maintain operating control of its leased assets. Several of Alliant Energy's synthetic leases involve the use of unconsolidated structured finance or variable interest entities. Alliant Energy has guarantees outstanding related to the residual value of these synthetic leases. Alliant Energy does not currently anticipate entering into any additional synthetic leases. Alliant Energy also uses variable interest entities for its utility sale of accounts receivable program whereby IP&L and WP&L use proceeds from the sale of the accounts receivable and unbilled revenues to maintain flexibility in their capital structures, take advantage of favorable short-term interest rates and finance a portion of their long-term cash needs. The sale of accounts receivables generates a significant amount of short-term financing for IP&L and WP&L. If this financing alternative were not available, IP&L and WP&L anticipate they would have enough short-term borrowing capacity to compensate. Refer to "Ratings Triggers" for the impact of credit rating downgrades on Alliant Energy and its subsidiaries related to these synthetic leases and accounts receivable sales program.

Beginning in the third quarter of 2003, under FIN 46, "Consolidation of Variable Interest Entities," it is reasonably possible that Alliant Energy could be considered the primary beneficiary of certain variable interest entities utilized for its synthetic lease financings and receivable sales program and could be required to consolidate the operating results and associated assets and liabilities of the variable interest entities in its financial statements. Alliant Energy is in the process of evaluating the potential impacts of FIN 46. Alliant Energy is also currently evaluating the structure of its synthetic leases and receivable sales program to determine if these structures can be modified to qualify for off-balance sheet treatment under FIN 46.

Contractual Obligations - Alliant Energy's long-term contractual cash obligations as of Dec. 31, 2002 were as follows (in millions):

	2003	2004	2005	2006	2007	Thereafter	Total
Long-term debt (Note 8) and capital lease obligations (Note 3)	$62	$122	$347	$104	$227	$2,303	$3,165
Operating leases (Note 3)	45	76	95	99	123	384	822
Purchase obligations (Note 11(b))	286	110	68	30	18	27	539
	$393	$308	$510	$233	$368	$2,714	$4,526

At Dec. 31, 2002, long-term debt and capital lease obligations as noted in the previous table were included on the Consolidated Balance Sheets. In addition, at Dec. 31, 2002, there were various other long-term liabilities and deferred credits included on the Consolidated Balance Sheets that, due to the nature of the liabilities, the timing of payments cannot be estimated and are therefore excluded from the tables. Operating leases and purchase obligations are amounts committed under contract which were not recorded on the Consolidated Balance Sheets at Dec. 31, 2002, in accordance with GAAP. Purchase obligations represent normal business contracts used to ensure adequate purchased-power, coal and natural gas supplies and to minimize exposure to market price fluctuations. In connection with Alliant Energy's construction and acquisition programs, it also enters into commitments related to such programs on an ongoing basis.

Sales of Non-strategic Assets - In the third quarter of 2002, Alliant Energy completed the sale of its 50% ownership interest in its Cargill-Alliant electricity-trading joint venture to Cargill. The sale proceeds were approximately $19.3 million, the book value of Alliant Energy's share of the joint venture. As noted earlier, the strategic actions currently being executed by Alliant Energy will focus on additional potential sales of non-strategic assets, among other items. Refer to "Strategic Actions," "Other Matters - Other Future Considerations" and Note 16 of the "Notes to Consolidated Financial Statements" for additional discussion on the potential impact of future asset sales.

Credit Risk - Credit risk is inherent in Alliant Energy's operations and relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. Alliant Energy maintains credit risk oversight and sets limits and policies with regards to its counterparties, which management believes minimizes its overall credit risk exposure. However, there is no assurance that such policies will protect Alliant Energy against all losses from non-performance by counterparties.

Environmental - Alliant Energy's pollution abatement programs are subject to continuing review and are periodically revised due to changes in environmental regulations, construction plans and escalation of construction costs. While management cannot precisely forecast the effect of future environmental regulations on operations, it has taken steps to anticipate the future while also meeting the requirements of current environmental regulations.

Alliant Energy's facilities are subject to state and federal requirements of the Clean Air Act, including meeting ambient air quality standards. As a result of a new rate-of-progress rule developed by the Wisconsin DNR, and based on existing technology, Alliant Energy estimates the total aggregate capital investments necessary by WP&L to comply with the new rules will be approximately $19 million in 2003 through 2007. Alliant Energy is also currently addressing various other potential federal and state environmental rulemakings and activities, including: 1) proposed revisions to the Wisconsin Administrative Code concerning the amount of heat that WP&L's generating stations can discharge into Wisconsin waters which could have a significant impact on WP&L's operation of its Wisconsin generating facilities; 2) potential new rules that may be pursued by the EPA and the states in the Alliant Energy service territory related to various air emissions; 3) the multiple requests WP&L has received from the EPA related to the historical operation of WP&L's major coal-fired generating units, which requests have been the precursor to penalties and additional capital requirements in some cases involving similar requests to other electric generating facilities; 4) the New Source Review reforms published by the EPA in December 2002; 5) several other legislative and regulatory proposals regarding the control of emissions of air pollutants and greenhouse gases from a variety of sources, including generating facilities; and 6) the July 2002 request from the Wisconsin DNR that WP&L submit a written plan for facility closure of the Rock River Generating Station landfill and clean-up of its support ponds and all areas where coal combustion waste is present. Alliant Energy cannot presently predict the final outcome of these proposals or actions, but believes that required capital investments and/or modifications resulting from them could be significant. Alliant Energy believes that prudent expenses incurred by IP&L and WP&L likely would be recovered in rates from its customers.

Refer to Note 11(e) of the "Notes to Consolidated Financial Statements" for further discussion of environmental matters.

Construction and Acquisition Expenditures - Capital expenditures, investments and financing plans are continually reviewed, approved and updated as part of Alliant Energy's ongoing strategic planning and annual budgeting processes. In addition, material capital expenditures and investments are subject to a rigorous cross-functional review prior to approval. Changes in Alliant Energy's anticipated construction and acquisition expenditures may result from a number of reasons including economic conditions, regulatory requirements, ability to obtain adequate and timely rate relief, the level of Alliant Energy's profitability, Alliant Energy's desire to maintain strong credit ratings and reasonable capitalization ratios, variations in sales, changing market conditions and new opportunities. As noted in "Strategic Actions," Alliant Energy recently reduced its anticipated construction and acquisition expenditure levels in order to strengthen its balance sheet. Alliant Energy believes its capital control processes adequately reduce the risks associated with large capital expenditures and investments. Alliant Energy currently anticipates construction and acquisition expenditures as follows (in millions):

	2003	2004-2005
Domestic utility:		
IP&L utility infrastructure and reliability investments	$230	$560
IP&L Power Iowa program*	220	80
WP&L utility infrastructure and reliability investments	160	410
Non-regulated domestic generation	130	10
Other non-regulated business development	80	70
Total from continuing operations	820	1,130
Discontinued operations	80	—
Total	$900	$1,130

* Excludes approximately $109 million in 2003 for potential purchase of turbines and related equipment from affiliates.

Alliant Energy has not entered into contractual commitments relating to the majority of its anticipated capital expenditures. As a result, Alliant Energy does have discretion as to the eventual level of capital expenditures incurred and it closely monitors and updates such estimates on an ongoing basis based on numerous economic and other factors.

In September 2002, the IUB approved a settlement agreement establishing advance rate making principles for the proposed 500 MW natural gas-fired plant IP&L plans to construct in Mason City, Iowa as part of its Power Iowa initiative to develop new electric generation capacity in Iowa. The settlement establishes, among other things, a set depreciation period whereby IP&L is ensured of recovering the estimated $400 million cost of its investment over 28 years based on a fixed 12.23% return on the common equity component. In January 2003, the IUB approved IP&L's siting certificate for the Mason City plant and construction began. The plant is scheduled to be in service prior to the 2004 summer peak demand.

Given the status of the current non-regulated generation market, Alliant Energy's initial investments in this market will focus on facilities with underlying long-term purchased-power agreements. While Alliant Energy believes there are excellent acquisition opportunities in the existing non-regulated generation market, it will continue to be patient, prudent and diligent in its pursuit of such opportunities. Consistent with this approach, in February 2003, Resources announced the purchase of a 309 MW, non-regulated, natural gas-fired power plant in Wisconsin for $109 million, which Resources financed with a $73 million 8-year secured credit facility, which is non-recourse to Alliant Energy. At Feb. 28, 2003, Resources had $60 million of borrowings outstanding under this facility, at an interest rate of approximately 5%, and an $11 million letter of credit related to a purchased-power agreement. The entire power output of the facility is sold under contract to Milwaukee-based We Energies through June 2008.

Other Matters

Market Risk Sensitive Instruments and Positions - Alliant Energy's primary market risk exposures are associated with interest rates, commodity prices, equity prices and currency exchange rates. Alliant Energy has risk management policies to monitor and assist in controlling these market risks and uses derivative instruments to manage some of the exposures.

Interest Rate Risk - Alliant Energy is exposed to risk resulting from changes in interest rates as a result of its issuance of variable-rate debt, utility customer accounts receivable sale program and variable-rate leasing agreements. Alliant Energy manages its interest rate risk by limiting its variable interest rate exposure and by continuously monitoring the effects of market changes on interest rates. Alliant Energy also uses interest rate swap and interest rate forward agreements to assist in the management of its interest exposure. In the event of significant interest rate fluctuations, management would take actions to minimize the effect of such changes on Alliant Energy's results of operations and financial condition. Assuming no change in Alliant Energy's consolidated financial structure, if variable interest rates were to average 100 basis points higher (lower) in 2003 than in 2002, interest expense and pre-tax earnings would increase (decrease) by approximately $9.4 million. This amount was determined by considering the impact of a hypothetical 100 basis point increase (decrease) in interest rates on Alliant Energy's consolidated variable-rate debt held, the amount outstanding under the utility customer accounts receivable sale program and variable-rate lease balances at Dec. 31, 2002.

Commodity Risk - Non-trading - Alliant Energy is exposed to the impact of market fluctuations in the commodity price and transportation costs of electricity and natural gas products it markets. Alliant Energy employs established policies and procedures to manage its risks associated with these market fluctuations including the use of various commodity derivatives. Alliant Energy's exposure to commodity price risks in its utility business is significantly mitigated by the current rate making structures in place for the recovery of its electric fuel and purchased energy costs as well as its cost of natural gas purchased for resale. Refer to Note 1(j) of the "Notes to Consolidated Financial Statements" for further discussion.

WP&L periodically utilizes gas commodity derivative instruments to reduce the impact of price fluctuations on gas purchased and injected into storage during the summer months and withdrawn and sold at current market prices during the winter months. The gas commodity swaps in place approximate the forecasted storage withdrawal plan during this period. Therefore, market price fluctuations that result in an increase or decrease in the value of the physical commodity are substantially offset by changes in the value of the gas commodity swaps. To the extent actual storage withdrawals vary from forecasted withdrawals, WP&L has physical commodity price exposure. A 10% increase (decrease) in the price of gas would not have a significant impact on the combined fair market value of the gas in storage and related swap arrangements in place at Dec. 31, 2002. IP&L also utilizes natural gas commodity derivative instruments to mitigate the risk of rising prices. Since the IUB allows for the prudently incurred costs associated with these instruments and the underlying supply of natural gas to be recovered from ratepayers, IP&L does not have significant natural gas commodity risk exposure.

Whiting, currently accounted for as a discontinued operation, is exposed to market risk in the pricing of its oil and gas production. Historically, prices received for oil and gas production have been volatile because of seasonal weather patterns, supply and demand factors, transportation availability and price, and general economic conditions. Worldwide political developments have historically also had an impact on oil prices. Whiting periodically utilizes oil and gas swaps, costless collars and long-term delivery contracts to mitigate the impact of oil and gas price fluctuations. Historically, Alliant Energy has hedged or contracted approximately 50% of its oil and gas volumes. The actual level of hedging or contracting utilized is based on management's assessment of the prudency of hedging given current market conditions and other factors and is reviewed on an ongoing basis. Based on Whiting's estimated oil and gas sales in 2003, and the hedging and delivery contracts outstanding for such period, a sustained 10% increase (decrease) in oil and gas prices would impact Alliant Energy's pre-tax 2003 earnings by approximately $9.9 million.

Southern Hydro, currently accounted for as a discontinued operation, owns and operates hydroelectric generation facilities in the state of Victoria in Australia. These generation facilities operate as peaking units. Under the rules of the Australian market, Southern Hydro must sell all of its production into a spot market in which the price changes every five minutes and is set on the average of each half hour. Electricity prices in this market can and have been very volatile. In order to manage the electricity commodity price risk associated with anticipated sales into the spot market, Southern Hydro enters into a variety of electricity derivative contracts with terms of up to five years. The value of these derivative instruments can change significantly as a result of changes in forward electricity prices. These instruments do not qualify for hedge accounting under SFAS 133. Accordingly, per GAAP, changes in the fair value of these derivatives, which are non-cash valuation adjustments, must be reported in Southern Hydro's earnings. Alliant Energy believes Southern Hydro's ownership of the physical generating facilities that are not marked-to-market, combined with the electricity derivative contracts, act as an economic hedge to volatile electricity prices, such that Southern Hydro's net economic exposure to volatile electricity prices over the next five years is managed within reasonable limits. Southern Hydro manages market risks inherent in its business through established derivative trading and risk management policies and tools. The principal tool utilized in managing the risks associated with volatile prices is a five to 40-day Earnings-at-Risk (EAR) model which calculates EAR to a 95% confidence level. At December 31, 2002, the estimated EAR for Southern Hydro for expected earnings in 2003 was approximately $0.9 million.

Equity Price Risk - IP&L and WP&L maintain trust funds to fund their anticipated nuclear decommissioning costs. At Dec. 31, 2002 and 2001, these funds were invested primarily in domestic equity and debt instruments. Fluctuations in equity prices or interest rates will not affect Alliant Energy's consolidated results of operations as such fluctuations are recorded in equally offsetting amounts of investment income and depreciation (WP&L) or interest (IP&L) expense when they are realized. In 2001, WP&L entered into a four-year hedge on equity assets in its nuclear decommissioning trust fund. Refer to Note 10(c) of the "Notes to Consolidated Financial Statements" for further discussion.

Currency Risk - Alliant Energy has investments in various countries where the net investments are not hedged, including Australia, Brazil, China and New Zealand. As a result, these investments are subject to currency exchange risk with fluctuations in currency exchange rates. At Dec. 31, 2002, Alliant Energy had a cumulative foreign currency translation loss, net of any tax benefits realized, of $165 million, which related to decreases in value of the Brazil real of $152 million, New Zealand dollar of $11 million and Australian dollar of $2 million in relation to the U.S. dollar. This loss is recorded in "Accumulated other comprehensive loss" on the Consolidated Balance Sheets. Based on Alliant Energy's investments at Dec. 31, 2002, a 10% sustained increase/decrease over the next 12 months in the foreign exchange rates of Australia, Brazil, China and New Zealand would result in a corresponding increase/decrease in the cumulative foreign currency translation loss of $57 million. Alliant Energy's equity income (loss) from its foreign investments is also impacted by fluctuations in currency exchange rates. In addition, Alliant Energy has currency exchange risk associated with the debt issued to finance a thermal plant constructed by Alliant Energy and its Brazilian partners. In 2002, Alliant Energy recorded pre-tax charges of $6.5 million related to its share of the foreign currency transaction losses on such debt. Based on the loan balance and currency rates at Dec. 31, 2002, a 10% change in the currency rates would result in a $1.9 million after-tax increase (decrease) in net income.

Refer to Notes 1(n) and 10 of the "Notes to Consolidated Financial Statements" for further discussion of Alliant Energy's derivative financial instruments.

Accounting Pronouncements - On Oct. 25, 2002, the EITF reached a consensus on EITF Issue 02-3, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities." Alliant Energy's natural gas trading business, NG Energy Trading, LLC (NG), is impacted by EITF Issue 02-3, which requires that all sales of energy and the related cost of energy purchased under contracts that meet the definition of energy trading contracts under EITF Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," and that are derivatives under SFAS 133 must be reflected on a net basis in the income statement for all periods presented. Under the guidance of EITF Issue 98-10, Alliant Energy reported its energy trading contracts and related gas in storage at fair market value, and reported related revenues and expenses on a gross basis in the income statement. EITF Issue 02-3 also rescinded EITF Issue 98-10 on a prospective basis. Accordingly, any new contracts entered into after Oct. 25, 2002 must be reported on a historical cost basis rather than at fair market value unless the contract meets the definition of a derivative under SFAS 133. Alliant Energy adopted EITF Issue 02-3 on Jan. 1, 2003 for all contracts that were in place and storage gas acquired prior to Oct. 25, 2002, and will reclassify prior period trading contracts on a net basis in the income statement for 2003. The impact of transitioning from reporting inventory and existing contracts that are not derivatives under SFAS 133 at fair value to historical cost will be reported in net income in the first quarter of 2003 and is not expected to be material due to the relatively small size of the NG business. Had Alliant Energy presented its trading activities in the income statement on a net basis rather than a gross basis, for 2002, 2001 and 2000, "Non-regulated and other" revenues and "Other operation and maintenance" expenses would have both decreased $125 million, $49 million and $9 million, respectively, with no impact on net income.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," which requires disclosures by a guarantor about its obligations under certain guarantees that it has issued. FIN 45 also requires recognizing, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and measurement provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after Dec. 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after Dec. 15, 2002. Alliant Energy does not anticipate FIN 45 will have a material impact on its financial condition or results of operations. Refer to Note 11(d) of the "Notes to Consolidated Financial Statements" for additional information on guarantees.

In January 2003, the FASB issued FIN 46 which addresses consolidation by business enterprises of variable interest entities. FIN 46 requires consolidation where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. Alliant Energy will apply the provisions of FIN 46 prospectively for all variable interest entities created after Jan. 31, 2003. For variable interest entities created before Jan. 31, 2003, Alliant Energy will be required to consolidate all entities in which it is a primary beneficiary beginning in the third quarter of 2003. It is reasonably possible the implementation of FIN 46 will require that certain variable interest entities be included on the Consolidated Balance Sheets. Refer to Notes 3 and 4 of the "Notes to Consolidated Financial Statements" for additional information on variable interest entities related to synthetic leases and the utility customer accounts receivable sale program, respectively.

SFAS 143, "Accounting for Asset Retirement Obligations," which provides accounting and disclosure requirements for retirement obligations associated with long-lived assets, was effective Jan. 1, 2003. SFAS 143 requires that the present value of retirement costs for which Alliant Energy has a legal obligation be recorded as liabilities with an equivalent amount added to the asset cost. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss. The adoption of SFAS 143 will have no impact on IP&L's and WP&L's earnings, as the effects will be offset by the establishment of regulatory assets or liabilities pursuant to SFAS 71, "Accounting for the Effects of Certain Types of Regulation."

Alliant Energy has completed a detailed assessment of the specific applicability and implications of SFAS 143. The scope of SFAS 143 as it relates to Alliant Energy primarily includes decommissioning costs for DAEC and Kewaunee. It also applies to a smaller extent to several other regulated and non-regulated assets including, but not limited to, active ash landfills, water intake facilities, underground storage tanks, groundwater wells, transmission and distribution equipment, easements, leases and the dismantlement of certain hydro facilities. Other than DAEC and Kewaunee, Alliant Energy's asset retirement obligations as of Jan. 1, 2003 are not significant.

Prior to January 2003, IP&L and WP&L recorded nuclear decommissioning charges in accumulated depreciation on their Consolidated Balance Sheets. Upon adoption of SFAS 143, IP&L and WP&L will reverse approximately $125 million and $175 million, respectively, previously recorded in accumulated depreciation and will record liabilities of approximately $250 million and $175 million, respectively. The difference between amounts previously recorded and the net SFAS 143 liability will be deferred as a regulatory asset and is expected to approximate $125 million and $0 for IP&L and WP&L, respectively.

IP&L and WP&L have previously recognized removal costs as a component of depreciation expense and accumulated depreciation for other non-nuclear assets in accordance with regulatory rate recovery. As of Dec. 31, 2002, IP&L and WP&L estimate that they have approximately $250 million and $150 million, respectively, of such regulatory liabilities recorded in "Accumulated depreciation" on their Consolidated Balance Sheets.

In 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which replaced SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 also applies to discontinued operations. SFAS 144 requires that those long-lived assets classified as held for sale be measured at the lower of their carrying amount or the fair value less cost to sell, and that no depreciation, depletion and amortization shall be recorded while an asset is classified as held for sale. Discontinued operations are no longer measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a planned disposal transaction that is probable of being completed within one year. If the criteria to classify operations as held for sale are subsequently no longer met, the assets classified as held for sale shall be reclassified as held and used in the period the held for sale criteria are no longer met. Alliant Energy adopted SFAS 144 on January 1, 2002. Refer to Note 16 of the "Notes to Consolidated Financial Statements" for additional information about Alliant Energy's application of SFAS 144 in the fourth quarter of 2002 as relates to various assets it is planning to sell.

Alliant Energy does not expect the various other new accounting pronouncements not mentioned above that were effective in 2002 to have a material impact on its results of operations or financial condition.

Critical Accounting Policies - Based on historical experience and various other factors, Alliant Energy believes the policies identified below are critical to its business and the understanding of its results of operations as they require critical estimates be made based on the assumptions and judgment of management. The preparation of consolidated financial statements requires management to make various estimates and assumptions that affect revenues, expenses, assets, liabilities and the disclosure of contingencies. The results of these estimates and judgments form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and judgments. Alliant Energy's management has discussed these critical accounting policies with the Audit Committee of its Board of Directors. Refer to Note 1 of the "Notes to Consolidated Financial Statements" for a discussion of Alliant Energy's accounting policies and the estimates and assumptions used in the preparation of the consolidated financial statements.

Regulatory Assets and Liabilities - Alliant Energy's domestic utility business is regulated by various federal and state regulatory agencies. As a result, the regulated utilities qualify for the application of SFAS 71. SFAS 71 recognizes that the actions of a regulator can provide reasonable assurance of the existence of an asset or liability. Regulatory assets or liabilities arise as a result of a difference between GAAP and the accounting principles imposed by the regulatory agencies. Regulatory assets generally represent incurred costs that have been deferred as they are probable of recovery in customer rates. Regulatory liabilities generally represent obligations to make refunds to customers for various reasons.

Alliant Energy's utility subsidiaries recognize regulatory assets and liabilities in accordance with the rulings of their federal and state regulators and future regulatory rulings may impact the carrying value and accounting treatment of Alliant Energy's regulatory assets and liabilities. Alliant Energy periodically assesses whether the regulatory assets are probable of future recovery by considering factors such as regulatory environment changes, recent rate orders issued by the applicable regulatory agencies and the status of any pending or potential deregulation legislation. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, the rate of return on invested capital and the timing and amount of assets to be recovered by rates. A change in these assumptions may result in a material impact on Alliant Energy's results of operations. Refer to Note 1(c) of the "Notes to Consolidated Financial Statements" for further discussion.

Asset Valuations -
Long-Lived Assets - The Consolidated Balance Sheets include significant long-lived assets, which are not subject to recovery under SFAS 71. As a result, Alliant Energy must generate future cash flows from such assets in a non-regulated environment to ensure the carrying value is not impaired. Many of these assets are the result of capital investments which have been made in recent years and have not yet reached a mature life cycle. Alliant Energy assesses the carrying amount and potential impairment of these assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors Alliant Energy considers in determining if an impairment review is necessary include a significant underperformance of the assets relative to historical or projected future operating results, a significant change in Alliant Energy's use of the acquired assets or business strategy related to such assets, and significant negative industry or economic trends. When Alliant Energy determines an impairment review is necessary, a comparison is made between the expected undiscounted future cash flows and the carrying amount of the asset. If the carrying amount of the asset is the larger of the two balances, an impairment loss is recognized equal to the amount the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by the use of quoted market prices, appraisals, or the use of valuation techniques such as expected discounted future cash flows. Alliant Energy must make assumptions regarding these estimated future cash flows and other factors to determine the fair value of the respective assets.

Alliant Energy has made payments of $156 million for turbines and related generation equipment at Dec. 31, 2002 and has also entered into commitments for an additional $84 million. Alliant Energy expects to utilize approximately $124 million of such equipment in its first Power Iowa generation project and is currently reviewing various other potential generation projects to utilize the remaining $116 million of equipment. As a result, Alliant Energy has assessed the recoverability of the $116 million equipment cost compared to the future anticipated cash flows from the generation projects under review. The future anticipated cash flows is a significant estimate. Alliant Energy has no current intentions to sell any of this equipment. If a decision was made to sell such equipment, the recoverability of the equipment cost would be assessed by comparing the future anticipated sales proceeds to the carrying value of the equipment.

Investments - The Consolidated Balance Sheets include investments in several available-for-sale securities accounted for in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Alliant Energy monitors any unrealized losses from such investments to determine if the loss is considered to be a temporary or permanent decline. The determination as to whether the investment is temporarily versus permanently impaired requires considerable judgment. When the investment is considered permanently impaired, the previously recorded unrealized loss would be recorded directly to the income statement as a realized loss. Alliant Energy incurred pre-tax valuation charges under the provisions of SFAS 115 of $27 million and $10 million related to its McLeod and Energy Technologies investments, respectively, in 2002. The Consolidated Balance Sheets also contain various other investments that are evaluated for recoverability when indicators of impairment may exist.

Resources holds a non-controlling interest in five Brazilian electric utility companies accounted for under the equity method of accounting. The recoverability of these equity method investments is assessed by comparing the future anticipated local currency cash flows from these investments and the carrying value of these investments. The future anticipated cash flows currently include anticipated periodic distributions that, when aggregated, exceed the carrying value of these investments. The future anticipated cash flows represents a significant estimate. The $214 million carrying value of Alliant Energy's Brazil investments has been reduced by $210 million of pre-tax cumulative foreign currency translation losses. The net of tax balance of $152 million has been recorded in "Accumulated other comprehensive loss" on the Consolidated Balance Sheet at Dec. 31, 2002. Cumulative foreign currency translation losses are reflected in Alliant Energy's results of operations only if the related investment is sold or substantially liquidated. If Alliant Energy would decide to exit these Brazil investments in the future, the recoverability of these equity method investments would be assessed by comparing the future anticipated sales proceeds to the carrying value. Alliant Energy has no current intention of exiting these Brazil investments.

Resources' investment in Mexico consists of a loan receivable (including accrued interest income) from a Mexican development company. The loan accrues interest at 8.75% and is secured by the undeveloped land of the resort community. Repayment of the loan principal and interest will be based on a portion of the proceeds from the sales of real estate in the resort community and therefore is dependent on the successful development of the project and the ability to sell real estate. The recoverability of this loan receivable is currently assessed by comparing the fair value of the undeveloped land of the resort community used to secure the loan and the carrying value of the loan including accrued interest income. Based on an independent appraisal that indicated the fair value of the collateral was less than the loan balance plus accrued interest, Alliant Energy recorded a valuation allowance of approximately $7 million in the second quarter of 2002 and ceased accruing interest income on the loan. Based on an updated independent appraisal, Alliant Energy reversed the valuation allowance in the fourth quarter of 2002 and resumed accruing interest income on the loan. The fair value of such collateral is a significant estimate. Refer to Note 9 of the "Notes to Consolidated Financial Statements" for additional information concerning Alliant Energy's investments in Brazil and Mexico.

Alliant Energy announced its intentions to sell various businesses in November 2002 and is currently accounting for them as assets held for sale and discontinued operations. The estimated sales proceeds, less costs to sell, for each business exceeded the carrying value of each business as of Dec. 31, 2002. Alliant Energy will continue to monitor the estimated sales proceeds of its assets held for sale as they relate to the respective carrying values. Refer to Note 16 of the "Notes to Consolidated Financial Statements" for additional information.

Goodwill - As a result of the adoption of SFAS 142, "Goodwill and Other Intangible Assets," on Jan. 1, 2002, Alliant Energy is required to evaluate its goodwill for impairment at least annually and more frequently when indicators of impairment may exist. At Dec. 31, 2002, Alliant Energy had $66 million of net goodwill (including $41 million, $10 million and $9 million within its Cogenex, China and SmartEnergy reporting units, respectively) on its Consolidated Balance Sheet. If the fair value of a reporting unit is less than its carrying value, including goodwill, a goodwill impairment charge may be necessary. Alliant Energy estimates the fair value of its reporting units utilizing a combination of market value indicators and the expected discounted future cash flows. This process requires the use of significant management estimates and judgments regarding cash flow assumptions from future sales, operating costs and discount rates over an indefinite life. Alliant Energy's cash flow assumptions are derived using a combination of historical trends, internal budgets, strategic plans and other market information. Each reporting unit is evaluated separately based on the nature of its operations and therefore the assumptions vary by reporting unit relative to its applicable circumstances. To determine its discount rates, Alliant Energy utilizes the capital asset pricing model which is based upon market comparables adjusted for company-specific risk. In the event market comparables are not available, Alliant Energy utilizes expected industry returns based upon published information. In the fourth quarter of 2002, Alliant Energy recorded a pre-tax goodwill impairment charge related to SmartEnergy of $7 million.

Derivative Financial Instruments - Alliant Energy uses derivative financial instruments to hedge exposures to fluctuations in interest rates, certain commodity prices, volatility in a portion of natural gas sales volumes due to weather and to mitigate the equity price volatility associated with certain investments in equity securities. Alliant Energy does not use such instruments for speculative purposes. To account for these derivative instruments in accordance with the applicable accounting rules, Alliant Energy must determine the fair value of its derivatives. In accordance with SFAS 133, the fair value of all derivative instruments are recognized as either assets or liabilities in the balance sheet with the changes in their value recognized in earnings for the non-regulated businesses, unless specific hedge accounting criteria are met. For IP&L and WP&L, changes in the derivatives fair values are generally recorded as regulatory assets or liabilities. If an established, quoted market exists for the underlying commodity of the derivative instrument, Alliant Energy uses the quoted market price to value the derivative instrument. For other derivatives, Alliant Energy estimates the value based upon other quoted prices or acceptable valuation methods. Alliant Energy also reviews the nature of its contracts for the purchase and sale of non-financial assets to assess whether the contracts meet the definition of a derivative and the requirements to follow hedge accounting as allowed by the applicable accounting rules. The determination of derivative status and valuations involves considerable judgment.

The majority of Alliant Energy's derivative transactions are in its regulated domestic utility business and based on the fuel and natural gas cost recovery mechanisms in place, as well as other specific regulatory authorizations, changes in fair market values of such derivatives generally have no impact on Alliant Energy's results of operations. Alliant Energy does have an embedded derivative within its exchangeable senior notes that is impacted by the value of McLeod stock. Changes in the fair value of this derivative impact Alliant Energy's results of operations and the changes did have a material impact on Alliant Energy's 2001 results of operations. However, given a significant decline in the value of the McLeod stock, Alliant Energy does not expect changes in the fair value of this derivative to have a material impact on Alliant Energy's results of operations in the foreseeable future. In addition, Alliant Energy has a small investment in a gas trading business. Such business accounted for all of its trading transactions under EITF Issue 98-10 through 2002 and adopted the provisions of EITF Issue 02-3 on Jan. 1, 2003 (and for new transactions after Oct. 25, 2002). However, due to the insignificant size of this business, Alliant Energy does not expect this accounting change to have a material impact on Alliant Energy's results of operations in the future.

Unbilled Revenues - Unbilled revenues are primarily associated with Alliant Energy's utility operations. Energy sales to individual customers are based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated and the corresponding estimated unbilled revenue is recorded. The unbilled revenue estimate is based on daily generation volumes, estimated customer usage by class, weather impacts, line losses and the most recent customer rates. Such process involves the use of various estimates, thus significant changes in the estimates could have a material impact on Alliant Energy's results of operations.

Accounting for Pensions - Alliant Energy accounts for pensions under SFAS 87, "Employers' Accounting for Pensions." Under these rules, certain assumptions are made which represent significant estimates. There are many factors involved in determining an entity's pension liabilities and costs each period including assumptions regarding employee demographics (including age, life expectancies, compensation levels), discount rates, assumed rate of returns and funding. Changes made to the plan provisions may also impact current and future pension costs. Alliant Energy's assumptions are supported by historical data and reasonable projections and are reviewed annually with an outside actuary firm and an investment consulting firm. As of Dec. 31, 2002, Alliant Energy was using a 6.75% discount rate and a 9% annual rate of return on investments. In selecting an assumed discount rate, Alliant Energy reviews various corporate Aa bond indices. The 9% annual rate of return is consistent with Alliant Energy's historical returns and is based on projected long-term equity and bond returns, maturities and asset allocations. A 100 basis point change in the discount rate would result in approximate changes of $79 million and $7 million in Alliant Energy's qualified pension benefit obligation and pension expense, respectively. A 100 basis point change in the rate of return would result in an approximate change of $4 million in qualified pension expense.

Other Future Considerations - In addition to items discussed earlier in MD&A, the following items could impact Alliant Energy's future financial condition or results of operations:

Asset Sales - It is possible Alliant Energy could record material gains, losses, accounting adjustments or other charges and/or income related to its planned asset divestitures discussed in "Strategic Actions." Alliant Energy is not able to predict or estimate what such items may be at this time. Refer to Note 16 of the "Notes to Consolidated Financial Statements" for additional information.

Alliant Energy announced in March 2003 that it entered into an agreement with New Zealand-based Meridian Energy Limited for the sale of Alliant Energy's Australian investment, primarily made up of Alliant Energy's ownership of Southern Hydro. The sale price will be approximately $350 million. This amount includes the repayment of approximately $145 million in debt in Australia. On an after-tax basis, the sale will result in net cash proceeds to Alliant Energy of approximately $165 million. The transaction is expected to close by the end of April 2003 and is subject to customary closing conditions.

Retirement Benefits - Alliant Energy's qualified pension and other postretirement benefit expenses for 2003 are currently expected to be approximately $18 million higher than in 2002, primarily due to unfavorable asset returns, a reduction in the discount rate used to value plan benefit obligations and expected increases in retiree medical costs. Alliant Energy will pursue the possible recovery of the utility portion of these cost increases, which represents a significant majority of the increase, in any rate filings it has in its various jurisdictions.

Exchangeable Senior Notes - At Dec. 31, 2002, the carrying amount of the debt component of Resources' exchangeable senior notes was $40.1 million, consisting of the par value of $402.5 million, less unamortized debt discount of $362.4 million. The terms of the exchangeable senior notes require Resources to pay interest on the par value of the notes at 7.25% from February 2000 to February 2003, and at 2.5% thereafter until maturity in February 2030. As explained in Note 10(a) of the "Notes to Consolidated Financial Statements," Resources accounted for the net proceeds from the issuance of the notes as two separate components, a debt component and an embedded derivative component. In accordance with SFAS 133, Alliant Energy determined the initial carrying value of the debt component by subtracting the fair value of the derivative component from the net proceeds realized from the issuance of the exchangeable senior notes. This resulted in a very low initial carrying amount of the debt component which results in the recording of interest expense at an effective rate of 26.8% of the carrying amount of the debt component. For 2002, interest expense on the notes was $13.2 million. Interest payments in excess of interest expense are recorded as a reduction of the carrying amount of the debt component. As a result of the higher interest payments for the first three years, the carrying amount of the debt component declined until it reached $37.8 million in February 2003, and then gradually increases over the next 27 years to the ultimate repayment amount of $402.5 million in 2030. Interest expense on the debt component of the notes will be $10.2 million in 2003, 2004 and 2005. If the existing McLeod shares would ever be cancelled, the notes would remain outstanding until maturity.

Enterprise Resource Planning (ERP) System - Alliant Energy implemented a new ERP system in October 2002 which will result in annual amortization expense of approximately $11 million for five years. Alliant Energy is seeking rate recovery of the utility portion of the amortized expenses which represents a significant majority of the amortized expenses.

Report on the Financial Information

Alliant Energy Corporation management is responsible for the information and representations contained in the financial statements and in other sections of this Annual Report. The consolidated financial statements that follow have been prepared in accordance with accounting principles generally accepted in the United States. In addition to selecting appropriate accounting principles, management is responsible for the manner of presentation and for the reliability of the financial information. In fulfilling that responsibility, it is necessary for management to make estimates based on currently available information and judgments of current conditions and circumstances.

Through a well-developed system of internal controls, management seeks to ensure the integrity and objectivity of the financial information presented in this report. This system of internal controls is designed to provide reasonable assurance that the assets of the company are safeguarded and that the transactions are executed according to management's authorizations and are recorded in accordance with the appropriate accounting principles.

The Board of Directors participates in the financial information reporting process through its Audit Committee.



Erroll B. Davis, Jr.
Chairman, President and Chief Executive Officer



Thomas M. Walker
Executive Vice President and Chief Financial Officer



John E. Kratchmer
Vice President-Controller and Chief Accounting Officer

March 18, 2003

Independent Auditors' Report

To the Board of Directors and Shareowners of Alliant Energy Corporation:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Alliant Energy Corporation and subsidiaries (the "Company") as of December 31, 2002 and 2001, and related consolidated statements of income, cash flows and changes in common equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the financial statements, on July 1, 2000, the Company changed its method of accounting for derivative instruments to adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), and on January 1, 2001, the Company's equity method investees changed their method of accounting for derivative instruments to adopt SFAS 133.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 18, 2003

Consolidated Financial Statements

Consolidated Statements of Income

	Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share amounts)		
Operating revenues:			
Electric utility	**$1,752,534**	$1,756,556	$1,648,036
Gas utility	**393,986**	487,877	414,948
Non-regulated and other	**462,292**	380,243	216,690
	2,608,812	2,624,676	2,279,674
Operating expenses:			
Electric and steam production fuels	**303,625**	310,689	288,621
Purchased power	**362,501**	403,166	294,818
Cost of utility gas sold	**248,994**	360,911	278,734
Other operation and maintenance	**957,144**	828,125	686,976
Depreciation and amortization	**310,617**	302,643	296,732
Taxes other than income taxes	**104,236**	102,184	97,823
	2,287,117	2,307,718	1,943,704
Operating income	**321,695**	316,958	335,970
Interest expense and other:			
Interest expense	**186,538**	185,604	168,149
Interest income from loans to discontinued operations, net	**(15,959)**	(9,938)	(7,195)
Equity (income) loss from unconsolidated investments	**12,825**	(18,799)	(19,468)
Allowance for funds used during construction	**(7,696)**	(11,144)	(8,761)
Preferred dividend requirements of subsidiaries	**6,172**	6,720	6,713
Impairment of available-for-sale securities of McLeodUSA Inc.	**27,218**	—	—
Gain on reclassification of investment	—	—	(321,349)
Miscellaneous, net	**220**	(12,497)	(39,214)
	209,318	139,946	(221,125)
Income from continuing operations before income taxes	**112,377**	177,012	557,095
Income taxes	**36,108**	50,767	226,180
Income from continuing operations	**76,269**	126,245	330,915
Income from discontinued operations, net of tax (Note 16)	**30,612**	58,985	51,039
Income before cumulative effect of changes in accounting principle, net of tax	**106,881**	185,230	381,954
Cumulative effect of changes in accounting principle, net of tax	—	(12,868)	16,708
Net income	**$106,881**	$172,362	$398,662
Average number of common shares outstanding (basic)	**90,897**	80,498	79,003
Earnings per average common share (basic):			
Income from continuing operations	**$0.84**	$1.57	$4.19
Income from discontinued operations	**0.34**	0.73	0.65
Cumulative effect of changes in accounting principle	—	(0.16)	0.21
Net income	**$1.18**	$2.14	$5.05
Average number of common shares outstanding (diluted)	**90,959**	80,636	79,193
Earnings per average common share (diluted):			
Income from continuing operations	**$0.84**	$1.57	$4.18
Income from discontinued operations	**0.34**	0.73	0.64
Cumulative effect of changes in accounting principle	—	(0.16)	0.21
Net income	**$1.18**	$2.14	$5.03
Dividends declared per common share	**$2.00**	$2.00	$2.00

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

ASSETS	December 31, 2002	2001
	(in thousands)	
Property, plant and equipment:		
Utility:		
Electric plant in service	**$5,295,381**	$5,123,781
Gas plant in service	**613,122**	597,494
Other plant in service	**530,456**	517,938
Accumulated depreciation	**(3,573,407)**	(3,374,867)
Net plant	**2,865,552**	2,864,346
Construction work in progress	**263,096**	111,069
Other, net	**68,340**	62,194
Total utility	**3,196,988**	3,037,609
Non-regulated and other, net:		
International	**171,179**	157,743
Non-regulated generation	**156,699**	60,411
Integrated Services	**73,983**	79,202
Investments	**54,303**	56,647
Corporate Services and other	**76,055**	50,566
Total non-regulated and other	**532,219**	404,569
	3,729,207	3,442,178
Current assets:		
Cash and temporary cash investments	**63,872**	68,400
Restricted cash	**9,686**	34,421
Accounts receivable:		
Customer, less allowance for doubtful accounts of $12,721 and $8,340	**81,277**	43,411
Unbilled utility revenues	**50,624**	71,388
Other, less allowance for doubtful accounts of $845 and $319	**60,107**	72,912
Income tax refunds receivable	**97,469**	25,401
Production fuel, at average cost	**63,126**	54,707
Materials and supplies, at average cost	**58,603**	54,401
Gas stored underground, at average cost	**62,797**	57,114
Regulatory assets	**46,076**	19,632
Assets of discontinued operations (Note 16)	**944,328**	540,187
Other	**76,183**	66,882
	1,614,148	1,108,856
Investments:		
Investments in unconsolidated foreign entities	**373,816**	508,145
Nuclear decommissioning trust funds	**344,892**	332,953
Investment in ATC and other	**217,992**	243,804
	936,700	1,084,902
Other assets:		
Regulatory assets	**302,365**	241,973
Deferred charges and other	**418,975**	360,016
	721,340	601,989
Total assets	**$7,001,395**	$6,237,925

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets (continued)

CAPITALIZATION AND LIABILITIES	December 31, 2002	2001
	(in thousands, except share amounts)	
Capitalization (See Consolidated Statements of Capitalization):		
Common stock - $0.01 par value - authorized 200,000,000 shares; outstanding 92,304,220 and 89,682,334 shares, respectively	**$923**	$897
Additional paid-in capital	**1,293,919**	1,239,793
Retained earnings	**758,187**	832,293
Accumulated other comprehensive loss	**(209,943)**	(152,434)
Shares in deferred compensation trust - 239,467 and 71,958 shares at an average cost of $28.80 and $30.68 per share, respectively	**(6,896)**	(2,208)
Total common equity	**1,836,190**	1,918,341
Cumulative preferred stock of subsidiaries, net	**205,063**	113,953
Long-term debt (excluding current portion)	**2,637,803**	2,457,941
	4,679,056	4,490,235
Current liabilities:		
Current maturities and sinking funds	**46,591**	10,506
Variable rate demand bonds	**55,100**	55,100
Commercial paper	**195,500**	68,389
Other short-term borrowings	**113,721**	84,318
Accounts payable	**286,690**	221,823
Accrued taxes	**106,015**	87,099
Liabilities of discontinued operations (Note 16)	**134,999**	60,913
Other	**187,902**	174,224
	1,126,518	762,372
Other long-term liabilities and deferred credits:		
Accumulated deferred income taxes	**626,417**	607,552
Accumulated deferred investment tax credits	**54,375**	59,398
Pension and other benefit obligations	**181,010**	96,496
Environmental liabilities	**48,730**	45,144
Other	**241,864**	133,617
	1,152,396	942,207
Minority interest	**43,425**	43,111
Commitments and contingencies (Note 11)		
Total capitalization and liabilities	**$7,001,395**	$6,237,925

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Cash flows from operating activities:			
Net income	**$106,881**	$172,362	$398,662
Adjustments to reconcile net income to net cash flows from operating activities:			
Income from discontinued operations, net of tax	**(30,612)**	(58,985)	(51,039)
Depreciation and amortization	**310,617**	302,643	296,732
Other amortizations	**51,567**	52,724	63,214
Deferred tax expense (benefit) and investment tax (credit)	**9,145**	(20,099)	111,103
Losses (gains) on dispositions of assets, net	**123**	(4,446)	(11,780)
Equity loss (income) from unconsolidated investments, net	**12,825**	(18,799)	(19,468)
Distributions from equity method investments	**21,671**	16,961	7,389
Non-cash valuation charges	**66,379**	33,706	2,897
Cumulative effect of changes in accounting principle, net of tax	**—**	12,868	(16,708)
Gain on reclassification of investment	**—**	—	(321,349)
Other	**(29,594)**	(5,297)	(2,922)
Other changes in assets and liabilities:			
Accounts receivable	**3,010**	79,470	(133,776)
Income tax refunds receivable	**(72,067)**	(6,485)	(5,917)
Gas stored underground	**(5,683)**	(15,755)	(18,208)
Accounts payable	**38,788**	(52,827)	96,012
Accrued taxes	**18,915**	11,734	3,392
Manufactured gas plants insurance refunds	**—**	(21,541)	—
Other	**42,075**	(52,123)	(5,144)
Net cash flows from operating activities	**544,040**	426,111	393,090
Cash flows from financing activities:			
Common stock dividends	**(180,987)**	(158,231)	(157,964)
Proceeds from issuance of common stock	**56,066**	288,553	1,069
Proceeds from issuance of preferred stock of subsidiary	**144,602**	—	—
Redemption of preferred stock of subsidiary	**(56,389)**	—	—
Net change in Resources' credit facility	**(383,610)**	63,110	181,652
Proceeds from issuance of exchangeable senior notes	**—**	—	402,500
Proceeds from issuance of other long-term debt	**300,023**	513,530	107,747
Reductions in other long-term debt	**(20,818)**	(145,359)	(53,572)
Net change in commercial paper and other short-term borrowings	**200,145**	(320,449)	147,277
Net change in loans to discontinued operations	**49,320**	(39,556)	(87,112)
Other	**(24,262)**	(31,073)	(28,534)
Net cash flows from financing activities	**84,090**	170,525	513,063
Cash flows used for investing activities:			
Construction and acquisition expenditures:			
Regulated domestic utilities	**(404,736)**	(340,789)	(304,656)
Non-regulated businesses	**(218,282)**	(332,253)	(529,675)
Corporate Services and other	**(33,774)**	(40,019)	(11,123)
Nuclear decommissioning trust funds	**(22,923)**	(22,100)	(22,100)
Proceeds from formation of ATC and other asset dispositions	**27,644**	107,934	30,890
Other	**19,413**	(29,035)	(32,589)
Net cash flows used for investing activities	**(632,658)**	(656,262)	(869,253)
Net increase (decrease) in cash and temporary cash investments	**(4,528)**	(59,626)	36,900
Cash and temporary cash investments at beginning of period	**68,400**	128,026	91,126
Cash and temporary cash investments at end of period	**$63,872**	$68,400	$128,026
Supplemental cash flows information:			
Cash paid during the period for:			
Interest	**$184,146**	$180,356	$158,850
Income taxes, net of refunds	**$29,359**	$70,895	$117,226
Noncash investing and financing activities:			
Capital lease obligations incurred and other	**$19,101**	$19,967	$20,419

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Capitalization

	December 31,	
	2002	2001
	(in thousands)	
Common equity	**$1,836,190**	$1,918,341
Cumulative preferred stock of subsidiaries, net (Note 7(b))	**205,063**	113,953
Long-term debt:		
First Mortgage Bonds:		
7.75%, due 2004	**62,000**	62,000
1.85% variable rate at December 31, 2002 to 7.6% fixed rate, due 2005	**88,000**	88,000
7-1/4% to 8%, due 2007	**52,450**	52,450
1.6% variable rate at December 31, 2002, due 2014	**8,500**	8,500
1.85% to 2.1% variable rate at December 31, 2002, due 2015	**30,600**	30,600
8-5/8%, due 2021	**20,000**	20,000
7-5/8%, due 2023	**94,000**	94,000
8.6%, due 2027	**70,000**	70,000
	425,550	425,550
Collateral Trust Bonds:		
7.25%, due 2006	**60,000**	60,000
6-7/8%, due 2007	**55,000**	55,000
6%, due 2008	**50,000**	50,000
5.5% to 7%, due 2023	**69,400**	69,400
	234,400	234,400
Pollution Control Revenue Bonds:		
5.75% to 6.35%, partially retired in 2002, due 2003 to 2012	**14,930**	15,490
2.8% variable rate at December 31, 2002 to 6.35% fixed rate, due 2003 to 2023	**10,100**	10,100
4.05% to 4.30% through 2004 fixed/variable rate, due 2005 to 2023	**25,900**	25,900
	50,930	51,490
Other long-term debt:		
Senior notes, 9.75%, due 2013	**300,000**	—
Senior notes, 7%, due 2011	**300,000**	300,000
Senior notes, 7.375%, due 2009	**250,000**	250,000
Senior notes, 8.59%, due 2004	**24,000**	24,000
Exchangeable senior notes, 7.25% through February 2003, 2.5% thereafter, due 2030	**402,500**	402,500
Senior debentures, 6-5/8% to 6-3/4%, due 2009 to 2011	**335,000**	335,000
Debentures, 5.7% to 7-5/8%, due 2007 to 2010	**265,000**	265,000
Whiting credit facility, 3.63% at December 31, 2002, due 2005	**185,000**	—
Subordinated deferrable interest debentures, 7-7/8%, due 2025	**50,000**	50,000
Multifamily housing revenue bonds, 1.75% variable rate at December 31, 2002, due 2036	**34,075**	34,075
Multifamily housing revenue bonds, 7% to 7.55%, due 2003 to 2024	**4,755**	4,841
Resources' credit facility, 3% to 3.45% at December 31, 2001, retired in 2002	—	383,610
Other, 1% to 11.34%, due 2003 to 2045	**251,841**	116,814
	3,113,051	2,877,280
Less:		
Current maturities	**(46,591)**	(10,506)
Variable rate demand bonds	**(55,100)**	(55,100)
Unamortized debt discount, net	**(373,557)**	(353,733)
Total long-term debt (excluding current portion)	**2,637,803**	2,457,941
Total capitalization	**$4,679,056**	$4,490,235

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in Common Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares in Deferred Compensation Trust	Total Common Equity
			(in thousands)			
2000:						
Beginning balance (a)	$790	$942,408	$577,464	$634,903	$ —	$2,155,565
Net income			398,662			398,662
Unrealized holding losses on securities, net of tax of ($77,853)				(105,292)		(105,292)
Less: adjustment for gain on reclassification of investments included in net income, net of tax of $134,053				187,296		187,296
Less: reclassification adjustment for other gains included in net income, net of tax of $8,426				16,370		16,370
Net unrealized losses on securities				(308,958)		(308,958)
Foreign currency translation adjustments				(50,400)		(50,400)
Unrealized holding losses on derivatives due to cumulative effect of a change in accounting principle, net of tax of ($4,693)				(6,582)		(6,582)
Other unrealized holding losses on derivatives, net of tax of ($2,560)				(3,427)		(3,427)
Less: reclassification adjustment for losses included in net income, net of tax of ($4,502)				(6,331)		(6,331)
Net unrealized losses on qualifying derivatives				(3,678)		(3,678)
Total comprehensive income						35,626
Common stock dividends			(157,964)			(157,964)
Common stock issued		5,096			(851)	4,245
Ending balance	790	947,504	818,162	271,867	(851)	2,037,472
2001:						
Net income			172,362			172,362
Unrealized holding losses on securities, net of tax of ($240,579)				(343,285)		(343,285)
Less: reclassification adjustment for gains included in net income, net of tax of $—				259		259
Net unrealized losses on securities				(343,544)		(343,544)
Foreign currency translation adjustments				(66,830)		(66,830)
Minimum pension liability adjustments, net of tax of ($11,022)				(16,378)		(16,378)
Unrealized holding losses on derivatives, net of tax of ($1,569)				(1,003)		(1,003)
Less: reclassification adjustment for losses included in net income, net of tax of ($2,078)				(3,454)		(3,454)
Net unrealized gains on qualifying derivatives				2,451		2,451
Total comprehensive loss						(251,939)
Common stock dividends			(158,231)			(158,231)
Common stock issued	107	292,289			(1,357)	291,039
Ending balance	897	1,239,793	832,293	(152,434)	(2,208)	1,918,341
2002:						
Net income			**105,881**			**105,881**
Unrealized holding losses on securities, net of tax of ($8,544)				**(11,069)**		**(11,069)**
Less: reclassification adjustment for losses included in net income, net of tax of ($14,393)				**(23,146)**		**(23,146)**
Net unrealized gains on securities				**12,077**		**12,077**
Foreign currency translation adjustments, net of tax				**(37,785)**		**(37,785)**
Minimum pension liability adjustments, net of tax of ($18,874)				**(27,226)**		**(27,226)**
Unrealized holding losses on derivatives, net of tax of ($2,765)				**(2,671)**		**(2,671)**
Less: reclassification adjustment for gains included in net income, net of tax of $1,658				**1,904**		**1,904**
Net unrealized losses on qualifying derivatives				**(4,575)**		**(4,575)**
Total comprehensive income						**49,372**
Common stock dividends			**(180,987)**			**(180,987)**
Common stock issued	**26**	**58,338**			**(4,688)**	**53,676**
Redemption of preferred stock of subsidiary		**(4,212)**				**(4,212)**
Ending balance	**$923**	**$1,293,919**	**$758,187**	**($209,943)**	**($6,896)**	**$1,836,190**

(a) Accumulated other comprehensive income (loss) at December 31, 1999 consisted of $644,481 of net unrealized gains on securities and ($9,578) of foreign currency translation adjustments.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

(1) Summary of Significant Accounting Policies

(a) General - The consolidated financial statements include the accounts of Alliant Energy and its consolidated subsidiaries. Alliant Energy is an investor-owned public utility holding company, whose primary subsidiaries are IP&L, WP&L, Resources and Corporate Services. On Jan. 1, 2002, IPC merged with and into IESU and IESU changed its name to IP&L. Since IPC and IESU were both wholly-owned operating subsidiaries of Alliant Energy, the transaction had no impact on the consolidated financial statements. IP&L and WP&L are utility subsidiaries that are engaged principally in the generation, transmission, distribution and sale of electric energy; the purchase, distribution, transportation and sale of natural gas; and the provision of steam and water services in Iowa, Wisconsin, Minnesota and Illinois. Resources (through its numerous direct and indirect subsidiaries) is comprised of various business units: International, Non-regulated Generation, Integrated Services, Investments and Energy Technologies. International holds interests in global partnerships to develop energy generation, delivery and infrastructure in growing international markets, including Australia, Brazil, China and New Zealand. Alliant Energy is, however, currently in the process of selling its investments in Australia. Non-regulated Generation intends to build or acquire a portfolio of competitive electric generating assets in select business areas of the U.S. Integrated Services provides a wide range of energy and environmental services for commercial, industrial, institutional, educational and governmental customers. Investments includes ownership of an oil and gas production company, transportation companies, affordable-housing properties and various other investments. Alliant Energy is, however, currently in the process of selling its oil and gas and affordable housing businesses. Energy Technologies invests in leading-edge energy technologies, such as microturbines, fuel cells, solar concepts and wind turbines. Mass Marketing has interests in energy marketing businesses. In January 2003, Alliant Energy committed to a plan to sell SmartEnergy, an internet-based energy retailer, and Alliant Energy is in the process of disbanding its Mass Marketing business unit. Corporate Services is the subsidiary formed to provide administrative services to Alliant Energy and its subsidiaries as required under PUHCA.

At Dec. 31, 2002, the assets and liabilities of Alliant Energy's oil and gas (Whiting), Australian (including Southern Hydro) and affordable housing businesses were classified as held for sale. The operating results for these non-regulated businesses for all periods presented have been separately classified and reported as discontinued operations in the Consolidated Financial Statements and Notes to Consolidated Financial Statements. Refer to Note 16 for additional information.

The consolidated financial statements reflect investments in controlled subsidiaries on a consolidated basis. All significant intercompany balances and transactions, other than certain energy-related transactions affecting the utility subsidiaries, have been eliminated from the consolidated financial statements. Such energy-related transactions not eliminated are made at prices that approximate market value and the associated costs are recoverable from customers through the rate making process. The consolidated financial statements are prepared in conformity with GAAP, which give recognition to the rate making and accounting practices of FERC and state commissions having regulatory jurisdiction. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect: a) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and b) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior period amounts have been reclassified on a basis consistent with the current year presentation.

Unconsolidated investments for which Alliant Energy has at least a 20% non-controlling voting interest are generally accounted for under the equity method of accounting. These investments are stated at acquisition cost, increased or decreased for Alliant Energy's equity in net income or loss, which is included in "Equity (income) loss from unconsolidated investments" in the Consolidated Statements of Income and decreased for any dividends received. These investments are also increased or decreased for Alliant Energy's proportionate share of the investee's other comprehensive income (loss), which is included in "Accumulated other comprehensive loss" on the Consolidated Balance Sheets. Investments that do not meet the criteria for consolidation or the equity method of accounting are accounted for under the cost method. Refer to Note 9 for discussion of Alliant Energy's cost method investments that are marked-to-market in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities."

(b) Regulation - Alliant Energy is a registered public utility holding company subject to regulation by the SEC under PUHCA. The utility subsidiaries are subject to regulation under PUHCA, FERC and their respective state regulatory commissions.

(c) Regulatory Assets and Liabilities - Alliant Energy is subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," which provides that rate-regulated public utilities record certain costs and credits allowed in the rate making process in different periods than for non-regulated entities. These are deferred as regulatory assets or accrued as regulatory liabilities and are recognized in the Consolidated Statements of Income at the time they are reflected in rates. As of Dec. 31, 2002, IP&L and WP&L had approximately $7 million and $6 million, respectively, of regulatory assets that were not earning returns. At Dec. 31, 2002 and 2001, regulatory assets and liabilities were comprised of the following items (in millions):

	Regulatory Assets		Regulatory Liabilities	
	2002	2001	**2002**	2001
Tax-related (Note 1(d))	**$177.6**	$115.3	**$83.8**	$15.1
Environmental-related	**64.9**	63.1	**5.1**	5.2
Energy efficiency program costs	**46.7**	39.9	—	—
Other	**59.2**	43.3	**22.3**	11.4
	$348.4	$261.6	**$111.2**	$31.7

If a portion of the utility subsidiaries' operations becomes no longer subject to the provisions of SFAS 71 as a result of competitive restructuring or otherwise, a write-down of related regulatory assets would be required, unless some form of transition cost recovery is established by the appropriate regulatory body that would meet the requirements under GAAP for continued accounting as regulatory assets during such recovery period. In addition, each utility subsidiary would be required to determine any impairment of other assets and write-down such assets to their fair value.

(d) Income Taxes - Alliant Energy is subject to the provisions of SFAS 109, "Accounting for Income Taxes," and follows the liability method of accounting for deferred income taxes, which requires the establishment of deferred tax assets and liabilities, as appropriate, for all temporary differences between the tax basis of assets and liabilities and the amounts reported in the consolidated financial statements. Deferred taxes are recorded using currently enacted tax rates.

Except as noted below, income tax expense includes provisions for deferred taxes to reflect the tax effects of temporary differences between the time when certain costs are recorded in the accounts and when they are deducted for tax return purposes. As temporary differences reverse, the related accumulated deferred income taxes are reversed to income. Investment tax credits have been deferred and are subsequently credited to income over the average lives of the related property. Other tax credits reduce income tax expense in the year claimed and are generally related to nonconventional fuel and research and development.

Consistent with Iowa rate making practices for IP&L, deferred tax expense is not recorded for certain temporary differences (primarily related to utility property, plant and equipment). As the deferred taxes become payable (over periods exceeding 30 years for some generating plant differences) they are recovered through rates. Accordingly, IP&L has recorded deferred tax liabilities and regulatory assets for certain temporary differences, as identified in Note 1(c). In Wisconsin, the PSCW has allowed rate recovery of deferred taxes on all temporary differences since August 1991. WP&L established a regulatory asset associated with those temporary differences occurring prior to August 1991 that will be recovered in future rates through 2007.

(e) Common Shares Outstanding - A reconciliation of the weighted average common shares outstanding used in the basic and diluted earnings per share calculation was as follows:

Weighted average common shares outstanding:	**2002**	2001	2000
Basic earnings per share calculation	**90,896,885**	80,497,823	79,002,643
Effect of dilutive securities	**62,177**	138,006	190,134
Diluted earnings per share calculation	**90,959,062**	80,635,829	79,192,777

In 2002, 2001 and 2000, 3,338,978, 1,501,854, and 1,358,597 options, respectively, to purchase shares of common stock, with average exercise prices of $29.67, $31.08, and $30.27, respectively, were excluded from the calculation of diluted earnings per share as the exercise prices were greater than the average market price.

(f) Temporary Cash Investments and Restricted Cash - Temporary cash investments are stated at cost, which approximates market value, and are considered cash equivalents for the Consolidated Balance Sheets and the Consolidated Statements of Cash Flows. These investments consist of short-term liquid investments that have maturities of less than 90 days from the date of acquisition. At Dec. 31, 2002 and 2001, restricted cash was primarily related to borrowing requirements for the construction of various power plants in China.

(g) Depreciation of Utility Property, Plant and Equipment - The utility subsidiaries use a combination of remaining life, straight-line and sum-of-the-years-digits depreciation methods as approved by their respective regulatory commissions. The remaining life of DAEC, of which IP&L is a co-owner, is based on the Nuclear Regulatory Commission license end-of-life of 2014. The remaining depreciable life of Kewaunee, of which WP&L is a co-owner, is based on the PSCW approved revised end-of-life of 2010. Depreciation expense related to the decommissioning of DAEC and Kewaunee is discussed in Note 11(f). The average rates of depreciation for electric and gas properties, consistent with current rate making practices, were as follows:

	IP&L			WP&L		
	2002	2001	2000	**2002**	2001	2000
Electric	**3.4%**	3.5%	3.5%	**3.6%**	3.7%	3.6%
Gas	**2.9%**	3.6%	3.5%	**4.1%**	4.1%	4.1%

(h) Property, Plant and Equipment - Utility plant (other than acquisition adjustments) is recorded at original cost, which includes overhead, administrative costs and AFUDC. At Dec. 31, 2002 and 2001, IP&L had $22.0 million and $23.2 million, respectively, of acquisition adjustments, net of accumulated amortization, included in utility plant ($4.9 million and $5.2 million, respectively, of such balances are currently being recovered in IP&L's rates). The aggregate gross AFUDC recovery rates, computed in accordance with the prescribed regulatory formula, were as follows:

	2002	2001	2000
IP&L	**6.9%**	7.7%	6.6%
WP&L	**2.6%**	7.9%	10.8%

Non-regulated property, plant and equipment is recorded at original cost. The majority of the non-regulated property, plant and equipment is depreciated using the straight-line method over periods ranging from five to 20 years. Upon retirement or sale of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in "Miscellaneous, net" in the Consolidated Statements of Income. Ordinary retirements of utility plant, including removal costs less salvage value, are charged to accumulated depreciation upon removal from utility plant accounts and no gain or loss is recognized.

(i) Operating Revenues - Revenues from IP&L and WP&L are primarily from the sale and delivery of electricity and natural gas and are recorded under the accrual method of accounting and recognized upon delivery. Revenues from Alliant Energy's non-regulated businesses are primarily from the sale of energy or services and are recognized based on output delivered or services provided as specified under contract terms. Alliant Energy accrues revenues for services rendered but unbilled at month-end. In 2000, Alliant Energy recorded an increase of $10 million at WP&L in the estimate of utility services rendered but unbilled at month-end due to the implementation of refined estimation processes.

(j) Utility Fuel Cost Recovery - IP&L's retail tariffs provide for subsequent adjustments to its electric and natural gas rates for changes in the cost of fuel, purchased energy and natural gas purchased for resale. Changes in the under/over collection of these costs are reflected in "Electric and steam production fuels" and "Cost of utility gas sold" in the Consolidated Statements of Income. The cumulative effects are reflected on the Consolidated Balance Sheets as a current regulatory asset or liability, pending automatic reflection in future billings to customers. At IP&L, purchased-power capacity costs are not recovered from electric customers through EACs. Recovery of these costs must be addressed in base rates in a formal rate proceeding.

WP&L's retail electric rates are based on annual forecasted fuel and purchased-power costs. Under PSCW rules, WP&L can seek emergency rate increases if the annual costs are more than 3% higher than the estimated costs used to establish rates. Any collections in excess of costs incurred will be refunded, with interest. Accordingly, WP&L has established a reserve due to overcollection of past fuel and purchased-power costs and expects to refund such amount in 2003. WP&L has a gas performance incentive which includes a sharing mechanism whereby 50% of all gains and losses relative to current commodity prices, as well as other benchmarks, are retained by WP&L, with the remainder refunded to or recovered from customers.

(k) Nuclear Refueling Outage Costs - The IUB allows IP&L to collect, as part of its base revenues, funds to offset other operation and maintenance expenditures incurred during refueling outages at DAEC. As these revenues are collected, an equivalent amount is charged to other operation and maintenance expense with a corresponding credit to a reserve. During a refueling outage, the reserve is reversed to offset the refueling outage expenditures. Operating expenses incurred during refueling outages at Kewaunee are expensed by WP&L as incurred. Scheduled refueling outages occurred most recently at DAEC and Kewaunee in Spring and late 2001, respectively. The next scheduled refueling outages at DAEC and Kewaunee are anticipated to commence in Spring 2003.

(l) Nuclear Fuel - Nuclear fuel for DAEC is leased. Annual nuclear fuel lease expenses include the cost of fuel, based on the quantity of heat produced for the generation of electricity, plus the lessor's interest costs related to fuel in the reactor and administrative expenses. Nuclear fuel for Kewaunee is recorded at its original cost and is amortized to expense based upon the quantity of heat produced for the generation of electricity. This accumulated amortization assumes spent nuclear fuel will have no residual value. Estimated future disposal costs of such fuel are expensed based on KWhs generated. Refer to Note 3 for additional information on DAEC's nuclear fuel lease.

(m) Translation of Foreign Currency - Assets and liabilities of international investments, where the local currency is the functional currency, have been translated at year-end exchange rates and related income statement results have been translated using average exchange rates prevailing during the year. Adjustments resulting from translation, including gains and losses on intercompany foreign currency transactions which are long-term in nature, and which Alliant Energy does not intend to settle in the foreseeable future, have been recorded in "Accumulated other comprehensive loss" on the Consolidated Balance Sheets.

(n) Derivative Financial Instruments - Alliant Energy uses derivative financial instruments to hedge exposures to fluctuations in interest rates, certain electric and gas commodity prices and volatility in a portion of natural gas sales volumes due to weather. Alliant Energy also utilizes derivatives to mitigate the equity price volatility associated with certain investments in equity securities. Alliant Energy does not use such instruments for speculative purposes. The fair value of all derivatives are recorded as assets or liabilities on the Consolidated Balance Sheets and gains and losses related to derivatives that are designated as, and qualify as hedges, are recognized in earnings when the underlying hedged item or physical transaction is recognized in income. Gains and losses related to derivatives that do not qualify for, or are not designated in hedge relationships, are recognized in earnings immediately. The majority of Alliant Energy's derivative transactions are in its regulated domestic utility business and based on the fuel and natural gas cost recovery mechanisms in place, as well as other specific regulatory authorizations, changes in fair market values of such derivatives generally have no impact on Alliant Energy's results of operations. Alliant Energy has a number of commodity purchase and sales contracts that have been designated, and qualify for, the normal purchase and sale exception in SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of SFAS 133." Based on this designation, these contracts are not accounted for as derivative instruments.

Alliant Energy is exposed to losses related to financial instruments in the event of counterparties' non-performance. Alliant Energy has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate its exposure to counterparty credit risk. Alliant Energy is not aware of any material exposure to counterparty credit risk. Refer to Note 10 for further discussion of Alliant Energy's derivative financial instruments.

(o) Accounting for Stock Options - At Dec. 31, 2002, Alliant Energy had two stock-based incentive compensation plans, which are described more fully in Note 6(b). Alliant Energy accounts for stock options issued under these plans under the recognition and measurement principles of APB 25, "Accounting for Stock Issued to Employees." No stock-based compensation cost is reflected in net income in the Consolidated Statements of Income, as all options granted under those plans had an exercise price equal to the quoted market price of the underlying common stock on the date of grant. Alliant Energy adopted the disclosure provisions of

SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS 123," effective for financial statements for fiscal years ending after Dec. 15, 2002. The effect on net income and EPS if Alliant Energy had applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," to the stock options issued under these plans was as follows (in thousands):

	2002	2001	2000
Net income, as reported	**$106,881**	$172,362	$398,662
Less: stock-based compensation expense, net of tax	**2,541**	2,446	1,284
Pro forma net income	**$104,340**	$169,916	$397,378
EPS (basic):			
As reported	**$1.18**	$2.14	$5.05
Pro forma	**$1.15**	$2.11	$5.03
EPS (diluted):			
As reported	**$1.18**	$2.14	$5.03
Pro forma	**$1.15**	$2.11	$5.02

(p) Pension Plan - For the defined benefit pension plan sponsored by Corporate Services, Alliant Energy allocates pension costs and contributions to IP&L, WP&L, Resources and the parent company based on labor costs of plan participants and any additional minimum pension liability based on each group's funded status.

(q) Asset Valuations - Long-lived assets, excluding goodwill and regulatory assets, are reviewed for possible impairment whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Impairment is indicated if the carrying value of an asset exceeds its undiscounted future cash flows. An impairment charge is recognized equal to the amount the carrying value exceeds the asset's fair value. The fair value is determined by the use of quoted market prices, appraisals, or the use of other valuation techniques such as expected discounted future cash flows.

Goodwill represents the excess of the purchase price over the fair value of the identifiable net tangible and intangible assets acquired in a business combination. Effective January 1, 2002 with the adoption of SFAS 142, "Goodwill and Other Intangible Assets," goodwill is required to be evaluated for impairment at least annually and more frequently if indicators of impairment exist. If the fair value of a reporting unit is less than its carrying value, including goodwill, an impairment charge may be necessary. The fair value of reporting units is determined by utilizing a combination of market value indicators and expected discounted future cash flows. Refer to Note 14 for additional information.

If events or circumstances indicate the carrying value of investments accounted for under the equity method of accounting may not be recoverable, potential impairment is assessed by comparing the future anticipated cash flows from these investments to their carrying values. The estimated fair value less cost to sell of assets held for sale are compared each reporting period to their carrying values. Impairment charges are recorded for equity method investments and assets held for sale if the carrying value of such asset exceeds the future anticipated cash flows or the estimated fair value less cost to sell, respectively.

(2) Utility Rate Matters

In 2002, IP&L filed electric and gas rate cases in Iowa. Interim rates, subject to refund, were granted for $15 million and $17 million for electric and gas, respectively. IP&L expects final rates to be in place in June 2003 for the electric case and July 2003 for the gas case. Although it is possible that final rates could be lower than interim rates, IP&L does not believe this to be probable and therefore has not recorded any reserves related to potential refund obligations.

In 2002 and 2001, WP&L had an electric fuel cost recovery mechanism that required WP&L to refund any overcollection of fuel and purchased-power costs. WP&L has recorded the necessary reserve for refunds at Dec. 31, 2002 and 2001. In 2002, WP&L filed a rate case with FERC related to its electric wholesale customers. An interim rate increase, subject to refund, of $6 million annually was granted effective April 2002. The case was subsequently settled with final rates of $3 million annually. At Dec. 31, 2002, WP&L recorded a reserve for the difference between interim and final rates.

(3) Leases

IP&L has a capital lease covering its 70% undivided interest in nuclear fuel purchased for DAEC. Annual nuclear fuel lease expenses (included in "Electric and steam production fuels" in the Consolidated Statements of Income) for 2002, 2001 and 2000 were $15.5 million, $14.1 million and $16.0 million, respectively. Alliant Energy's operating lease rental expenses, which include certain purchased-power agreements, for 2002, 2001 and 2000 were $45.1 million, $40.4 million and $24.5 million, respectively. The purchased-power agreements total below includes $463 million and $78 million, respectively, related to a new plant (Riverside) currently under development and the RockGen plant, both in Wisconsin. The Riverside plant is expected to be placed in-service in 2004. The synthetic leases relate to the financing of the corporate headquarters, corporate aircraft, utility railcars and a utility radio dispatch system that were not included on the Consolidated Balance Sheets. Alliant Energy has guaranteed the residual value of its synthetic leases totaling $76 million in the aggregate. The guarantees extend through the maturity of each respective underlying lease with remaining terms up to 13 years. Residual value guarantees have been included in the future minimum lease payments noted in the table below (in millions):

	2003	2004	2005	2006	2007	Thereafter	Total
Operating leases:							
Certain purchased-power agreements	$18.7	$51.8	$66.3	$67.6	$69.0	$308.6	$582.0
Synthetic leases	10.0	12.1	19.3	24.6	49.0	31.0	146.0
Other	16.3	12.2	9.3	6.3	5.2	44.2	93.5
Total operating leases	$45.0	$76.1	$94.9	$98.5	$123.2	$383.8	$821.5

	2003	2004	2005	2006	2007	Thereafter	Total	Less: amount representing interest	Present value of net minimum capital lease payments
Capital leases	$15.1	$15.8	$9.8	$35.5	$1.7	$1.2	$79.1	$9.3	$69.8

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities, commonly referred to as "special purpose entities." FIN 46 requires consolidation where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. Alliant Energy will apply the provisions of FIN 46 prospectively for all variable interest entities created after Jan. 31, 2003. For variable interest entities created before Jan. 31, 2003, Alliant Energy will be required to consolidate all variable interest entities in which it is the primary beneficiary beginning in the third quarter of 2003. It is reasonably possible the implementation of FIN 46 will require that certain variable interest entities associated with these synthetic leases be included on the Consolidated Balance Sheets. Alliant Energy is in the process of analyzing each synthetic lease in accordance with FIN 46. Alliant Energy does not anticipate the adoption of FIN 46 will have a material impact on its results of operations given it estimates the fair market value of the underlying assets is not materially less than the remaining lease obligations at Dec. 31, 2002.

(4) Utility Accounts Receivable

Utility customer accounts receivable, including unbilled revenues, arise primarily from the sale of electricity and natural gas. At Dec. 31, 2002 and 2001, the utility subsidiaries were serving a diversified base of residential, commercial and industrial customers and did not have any significant concentrations of credit risk.

Alliant Energy's utility subsidiaries participate in a combined utility customer accounts receivable sale program whereby IP&L and WP&L may sell up to a combined maximum amount of $250 million of their respective accounts receivable to a third-party financial institution on a limited recourse basis through wholly-owned and consolidated variable interest entities. Corporate Services acts as a collection agent for the buyer and receives a fee for collection services that approximates fair value. The agreement expires in April 2006 and is subject to annual renewal or renegotiation for a longer period thereafter. Under terms of the agreement, the third-party financial institution purchases the receivables initially for the face amount. On a monthly basis, this sales price is adjusted, resulting in payments to the third-party financial institution of an amount that varies based on interest rates and length of time the sold receivables remain outstanding. Collections on sold receivables are used to purchase additional receivables from the utility subsidiaries.

At Dec. 31, 2002 and 2001, Alliant Energy had sold $202 million and $178 million of receivables, respectively. In 2002, 2001 and 2000, Alliant Energy received $2.3 billion, $2.2 billion and $1.6 billion, respectively, in aggregate proceeds from the sale of accounts receivable. The utility subsidiaries use proceeds from the sale of accounts receivable and unbilled revenues to maintain flexibility in their capital structures, take advantage of favorable short-term rates and finance a portion of their long-term cash needs. Alliant Energy paid fees associated with these sales of $4.2 million, $7.9 million and $9.0 million in 2002, 2001 and 2000, respectively.

Alliant Energy and its utility subsidiaries account for the sale of accounts receivable to the third-party financial institution as sales under SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Retained receivables are available to the third-party financial institution to pay any fees or expenses due it, and to absorb all credit losses incurred on any of the sold receivables. Beginning in the third quarter of 2003 under FIN 46, it is reasonably possible that Alliant Energy could be considered the primary beneficiary given the current structure of the variable interest entities related to the program, and could be required to consolidate the operating results and associated assets and liabilities of the variable interest entities in its financial statements. Based on the receivables sold at Dec. 31, 2002, consolidation of the variable interest entities would have resulted in an additional $202 million in accounts receivable and related debt recorded on the Consolidated Balance Sheet. Alliant Energy is currently evaluating the structure of its receivable sales program to determine if this structure can be modified to qualify for off-balance sheet treatment under FIN 46.

(5) Income Taxes

The components of income taxes for Alliant Energy were as follows (in millions):

	2002	2001	2000
Current tax expense:			
Federal	**$19.4**	$51.3	$92.1
State	**21.6**	16.2	24.0
Deferred tax expense (benefit):			
Federal	**16.8**	(9.3)	97.6
State	**(2.5)**	(5.6)	18.0
Foreign tax expense	**5.5**	4.2	0.2
Amortization of investment tax credits	**(5.2)**	(5.2)	(4.5)
Research and development tax credits	**(4.5)**	—	—
Nonconventional fuel credits	**(14.9)**	(0.5)	(0.9)
Other tax credits	**(0.1)**	(0.3)	(0.3)
	$36.1	$50.8	$226.2

Included in "Cumulative effect of changes in accounting principle, net of tax" in the Consolidated Statements of Income for 2001 and 2000 was income tax (benefit) expense of ($5.5) million and $9.8 million, respectively, related to the adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" by an equity method foreign affiliate of Alliant Energy on Jan. 1, 2001 and by Alliant Energy's consolidated subsidiaries on July 1, 2000, respectively.

The overall effective income tax rates shown in the following table were computed by dividing total income tax expense by income from continuing operations before income taxes and preferred dividend requirements of subsidiaries.

	2002	2001	2000
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefits	**9.7**	5.6	6.6
Foreign operations	**7.4**	(0.8)	—
Adjustment of prior period taxes	**1.0**	(11.6)	(0.6)
Effect of rate making on property related differences	**0.1**	2.3	0.9
Research and development tax credits	**(3.8)**	—	—
Amortization of investment tax credits	**(4.4)**	(3.1)	(1.0)
Nonconventional fuel credits	**(12.6)**	(0.3)	(0.2)
Other items, net	**(1.9)**	0.5	(0.6)
Overall effective income tax rate	**30.5%**	27.6%	40.1%

The accumulated deferred income tax (assets) and liabilities included on the Consolidated Balance Sheets at Dec. 31 arise from the following temporary differences (in millions):

	2002	2001
Property related	**$647.2**	$548.8
Exchangeable senior notes	**140.8**	129.7
Decommissioning	**(33.1)**	(28.6)
Other	**(128.5)**	(42.3)
	$626.4	$607.6

At Dec. 31, 2002, 2001 and 2000, Alliant Energy had not recorded U.S. tax provisions of approximately $16.3 million, $6.8 million and $3.8 million, respectively, relating to approximately $46.6 million, $19.5 million and $10.9 million, respectively, of unremitted earnings from foreign investments as these earnings are expected to be reinvested indefinitely.

U.S. and foreign sources of income (loss) from continuing operations before income taxes were as follows (in millions):

	2002	2001	2000
U.S. sources	**$115.3**	$156.0	$543.7
Foreign sources	**(2.9)**	21.0	13.4
Income from continuing operations before income taxes	**$112.4**	$177.0	$557.1

(6) Benefit Plans

(a) Pension Plans and Other Postretirement Benefits - Alliant Energy has several non-contributory defined benefit pension plans that cover a significant number of its employees. Benefits are based on the employees' years of service and compensation. Alliant Energy also provides certain postretirement health care and life benefits to eligible retirees. In general, the health care plans are contributory with participants' contributions adjusted regularly and the life insurance plans are non-contributory. The weighted-average assumptions at the measurement date of Sept. 30 were as follows:

	Qualified Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	**2002**	2001	2000
Discount rate	**6.75%**	7.25%	8.00%	**6.75%**	7.25%	8.00%
Expected return on plan assets	**9%**	9%	9%	**9%**	9%	9%
Rate of compensation increase	**3.5-4.5%**	3.5-4.5%	3.5-4.5%	**3.5%**	3.5%	3.5%
Medical cost trend on covered charges:						
Initial trend rate	**N/A**	N/A	N/A	**10.8%**	12.0%	9.0%
Ultimate trend rate	**N/A**	N/A	N/A	**5%**	5%	5%

The components of Alliant Energy's qualified pension benefits and other postretirement benefits costs were as follows (in millions):

	Qualified Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	**2002**	2001	2000
Service cost	**$12.9**	$11.0	$11.1	**$5.5**	$4.0	$3.7
Interest cost	**39.7**	38.2	36.7	**12.7**	10.6	9.8
Expected return on plan assets	**(41.8)**	(48.5)	(45.7)	**(5.5)**	(6.1)	(5.3)
Amortization of:						
Transition obligation (asset)	**(2.0)**	(2.4)	(2.4)	**3.7**	3.7	3.9
Prior service cost	**2.7**	2.7	2.6	**(0.3)**	(0.3)	(0.3)
Actuarial loss (gain)	**2.1**	(1.5)	(1.0)	**0.5**	(1.5)	(1.9)
	$13.6	($0.5)	$1.3	**$16.6**	$10.4	$9.9

The assumed medical trend rates are critical assumptions in determining the service and interest cost and accumulated postretirement benefit obligation related to postretirement benefit costs. A 1% change in the medical trend rates for 2002, holding all other assumptions constant, would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$1.9	($1.7)
Effect on postretirement benefit obligation	$19.4	($17.3)

A reconciliation of the funded status of Alliant Energy's plans to the amounts recognized on the Consolidated Balance Sheets at Dec. 31 was as follows (in millions):

	Qualified Pension Benefits		Other Postretirement Benefits	
	2002	2001	**2002**	2001
Change in benefit obligation:				
Net benefit obligation at beginning of year	**$553.3**	$483.6	**$174.5**	$130.7
Service cost	**12.9**	11.0	**5.5**	4.0
Interest cost	**39.7**	38.2	**12.7**	10.6
Plan participants' contributions	—	—	**1.8**	1.9
Plan amendments	**1.1**	—	**(0.9)**	—
Actuarial loss	**33.0**	56.6	**34.3**	40.7
Gross benefits paid	**(31.5)**	(36.1)	**(12.2)**	(13.4)
Net benefit obligation at end of year	**608.5**	553.3	**215.7**	174.5
Change in plan assets:				
Fair value of plan assets at beginning of year	**483.3**	556.3	**73.8**	83.0
Actual return on plan assets	**(25.1)**	(36.9)	**(7.2)**	(6.8)
Employer contributions	**40.0**	—	**11.1**	9.1
Plan participants' contributions	—	—	**1.8**	1.9
Gross benefits paid	**(31.5)**	(36.1)	**(12.2)**	(13.4)
Fair value of plan assets at end of year	**466.7**	483.3	**67.3**	73.8
Funded status at end of year	**(141.8)**	(70.0)	**(148.4)**	(100.7)
Unrecognized net actuarial loss	**172.1**	74.2	**63.4**	16.8
Unrecognized prior service cost	**19.9**	21.5	**(0.9)**	(0.9)
Unrecognized net transition obligation (asset)	**(1.4)**	(3.3)	**36.7**	41.1
Net amount recognized at end of year	**$48.8**	$22.4	**($49.2)**	($43.7)
Amounts recognized on the Consolidated Balance Sheets consist of:				
Prepaid benefit cost	**$70.4**	$45.5	**$2.3**	$2.1
Accrued benefit cost	**(21.6)**	(23.1)	**(51.5)**	(45.8)
Additional minimum liability	**(90.0)**	(36.1)	—	—
Intangible asset	**16.5**	8.7	—	—
Accumulated other comprehensive loss	**73.5**	27.4	—	—
Net amount recognized at measurement date	**48.8**	22.4	**(49.2)**	(43.7)
Contributions paid after 9/30 and prior to 12/31	—	—	**4.0**	2.5
Net amount recognized at 12/31	**$48.8**	$22.4	**($45.2)**	($41.2)

The benefit obligation and fair value of plan assets for the postretirement welfare plans with benefit obligations in excess of plan assets were $213.9 million and $64.3 million, respectively, at Sept. 30, 2002 and $167.8 million and $64.5 million, respectively, at Sept. 30, 2001. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the qualified pension plans with accumulated benefit obligations in excess of plan assets were $452.4 million, $418.8 million and $313.2 million, respectively, at Sept. 30, 2002 and $293.9 million, $283.7 million and $225.7 million, respectively, at Sept. 30, 2001. Alliant Energy's net periodic benefit cost is primarily included in "Other operation and maintenance" in the Consolidated Statements of Income. For the various Alliant Energy pension and postretirement plans, Alliant Energy common stock represented less than 1% of total plan investments at Dec. 31, 2002 and 2001.

Alliant Energy sponsors several non-qualified pension plans that cover certain current and former key employees. At both Dec. 31, 2002 and 2001, the funded balances of such plans totaled approximately $4 million, none of which consisted of Alliant Energy common stock. Alliant Energy's pension benefit obligation under these plans was $38.2 million and $34.4 million at Dec. 31, 2002 and 2001, respectively. Alliant Energy's pension expense under these plans was $4.3 million, $3.4 million, and $3.6 million in 2002, 2001 and 2000, respectively.

Alliant Energy has various life insurance policies that cover certain key employees and directors. At Dec. 31, 2002 and 2001, the cash surrender value of these investments was $32 million and $30 million, respectively. Under Alliant Energy's deferred compensation plans, certain key employees and directors can defer part or all of their current compensation in company stock or interest accounts, which are held in grantor trusts. At Dec. 31, 2002 and 2001, the fair market value of the trusts totaled approximately $4.9 million and $2.2 million, respectively, the majority of which consisted of Alliant Energy common stock. A significant number of Alliant Energy employees also participate in defined contribution pension plans (401(k) and Employee Stock Ownership plans). Alliant Energy's contributions to the plans, which are based on the participants' level of contribution, were $9.2 million, $8.2 million, and $8.1 million in 2002, 2001 and 2000, respectively.

(b) Equity Incentive Plans - In 2002, Alliant Energy shareowners approved the 2002 Equity Incentive Plan (EIP) that permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units to key employees. At Dec. 31, 2002, non-qualified stock options were outstanding under this plan. The maximum number of shares of Alliant Energy common stock that may be issued under the plan is 4 million.

Alliant Energy also has a Long-Term Equity Incentive Plan (LTEIP) that permits the grant of incentive stock options, non-qualified stock options, restricted stock, performance shares and performance units to key employees. At Dec. 31, 2002, non-qualified stock options, restricted stock and performance shares were outstanding. The maximum number of shares of Alliant Energy common stock that may be issued under the plan is 3.8 million. This plan expires January 2004, at which time no further grants may be made under this plan.

Options granted to date under the plans were granted at the quoted market price of the shares on the date of grant, vest over three years and expire no later than 10 years after the grant date. Options become fully vested upon retirement and remain exercisable at any time prior to their expiration date, or for three years after the effective date of the retirement, whichever period is shorter. Participants' options that are not vested become forfeited when participants leave Alliant Energy and their vested options expire after three months. A summary of the stock option activity was as follows:

	2002		2001		2000	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**2,917,229**	**$30.03**	2,265,862	$29.67	1,543,028	$30.32
Options granted	**945,863**	**27.79**	721,072	31.14	899,094	28.59
Options exercised	—	—	(42,432)	29.87	(15,486)	30.03
Options forfeited	**(20,956)**	**29.41**	(27,273)	30.07	(160,774)	29.90
Outstanding at end of year	**3,842,136**	**29.48**	2,917,229	30.03	2,265,862	29.67
Exercisable at end of year	**2,242,187**	**29.93**	1,593,047	29.94	962,073	30.12

The range of exercise prices for the options outstanding at Dec. 31, 2002 was $27.50 to $31.56. The weighted-average remaining contractual life of outstanding options at Dec. 31, 2002, 2001 and 2000 was 7.4 years, 7.7 years and 8.3 years, respectively. The value of the options granted during the year using the Black-Scholes pricing method was as follows:

	2002	2001	2000
Value of options	**$9.14**	$4.30	$7.71
Volatility	**40.6%**	18.9%	32.7%
Risk free interest rate	**5.0%**	5.0%	5.7%
Expected life	**10 years**	10 years	10 years
Expected dividend yield	**6.0%**	6.6%	6.3%

At Dec. 31, 2002 and 2001, Alliant Energy had 1,745 and 61,137 shares of restricted stock outstanding, respectively. Any unvested shares of restricted stock become fully vested upon retirement. Participants' unvested restricted stock is forfeited when the participant leaves Alliant Energy. Compensation cost, which is recognized over the three-year restriction period, was $0.2 million, $0.6 million and $0.6 million in 2002, 2001 and 2000, respectively.

The payout to key employees of Corporate Services for performance shares is contingent upon achievement over a three-year period of specified earnings per share growth and total return to shareowners of Alliant Energy compared with an investor-owned utility peer group. The payout to key employees of Resources is contingent upon achievement over a three-year period of specified Resources earnings per share growth. Performance shares are paid out in shares of Alliant Energy's common stock or a combination of cash and stock and are modified by a performance multiplier, which ranges from zero to two, based on the performance criteria. Performance shares have an intrinsic value equal to the quoted market price of a share on the date of grant. Pursuant to APB 25, Alliant Energy accrues the plan expense over the three-year period the services are performed and recognized (income) expense of ($1.6) million, $2.4 million and $0.4 million in 2002, 2001 and 2000, respectively.

(7) Common and Preferred Stock

(a) Common Stock - The number of shares of common stock issued by Alliant Energy under its various stock plans was as follows:

	2002	2001	2000
Beginning balance	**89,682,334**	79,010,114	78,984,014
Shares issued:			
Public offering	—	9,775,000	—
Shareowner Direct Plan	**1,877,032**	668,379	5,666
401(k) Savings Plan	**689,336**	161,239	—
Equity incentive plans	**55,518**	67,602	20,434
Ending balance	**92,304,220**	89,682,334	79,010,114

In November 2001, Alliant Energy completed a public offering of its common stock generating net proceeds of approximately $263 million which were used to repay short-term debt. From January 2000 to June 2001, Alliant Energy satisfied its requirements under the Shareowner Direct Plan (dividend reinvestment and stock purchase plan) by acquiring Alliant Energy common stock on the open market, rather than through original issue. In 2000, 5,666 shares of common stock were issued related to an adjustment of a prior acquisition of oil and gas properties. At Dec. 31, 2002 and 2001, Alliant Energy had a total of 6.8 million and 2.6 million shares, respectively, available for issuance in the aggregate, pursuant to its Shareowner Direct Plan, LTEIP, EIP and 401(k) Savings Plan.

Alliant Energy has a Shareowner Rights Plan whereby rights will be exercisable only if a person or group acquires, or announces a tender offer to acquire, 15% or more of Alliant Energy's common stock. Each right will initially entitle shareowners to buy one-half of one share of Alliant Energy's common stock. The rights will only be exercisable in multiples of two at an initial price of $95.00 per full share, subject to adjustment. If any shareowner acquires 15% or more of the outstanding common stock of Alliant Energy, each right (subject to limitations) will entitle its holder to purchase, at the right's then current exercise price, a number of common shares of Alliant Energy or of the acquirer having a market value at the time of twice the right's per full share exercise price. The Board of Directors is also authorized to reduce the 15% ownership threshold to not less than 10%.

Alliant Energy's utility subsidiaries each have dividend payment restrictions based on their respective bond indentures, the terms of their outstanding preferred stock and state regulatory limitations applicable to them. WP&L's preferred stock restricts dividends to the extent that such dividend would reduce the common stock equity ratio to less than 25%. In its September 2002 rate order, the PSCW stated it must approve the payment of dividends by WP&L to Alliant Energy in excess of the level forecasted in the order ($62 million annually) if such dividends would reduce WP&L's common equity ratio below 44.67% of total capitalization. In accordance with the IUB order authorizing the IP&L merger, IP&L must inform the IUB if its common equity ratio falls below 42% of total capitalization. As of Dec. 31, 2002, Alliant Energy's utility subsidiaries were in compliance with all such dividend restrictions.

In 2002, 11 non-employee directors received 1,000 shares each of Alliant Energy common stock through the Shareowner Direct Plan as part of the directors' compensation program, for a total of approximately $337,000. In 2001, 14 non-employee directors received up to 1,000 shares each of Alliant Energy common stock through the Shareowner Direct Plan, for a total of approximately $338,000. In 2000, 12 non-employee directors received up to $20,000 each in Alliant Energy common stock, for a total of approximately $222,000.

(b) Preferred Stock - In September 2002, IP&L redeemed all of its then outstanding shares of preferred stock. In December 2002, IP&L issued six million shares of preferred stock at $25.00 per share in a private placement. IP&L used the net proceeds of approximately $145 million to repay its short-term debt and for general corporate purposes, including to fund capital expenditures and to repay other debt. The fair market value of Alliant Energy's cumulative preferred stock of subsidiaries, based upon the market yield of similar securities and quoted market prices, at Dec. 31, 2002 and 2001 was $198 million and $99 million, respectively. Information related to the carrying value of Alliant Energy's cumulative preferred stock of subsidiaries, net at Dec. 31 was as follows (in millions):

Par/Stated Value	Authorized Shares	Shares Outstanding	Series	Mandatory Redemption	**2002**	2001
$25	16,000,000	6,000,000	8.375%	No	**$150.0**	$ —
$100	*	449,765	4.40% - 6.20%	No	**45.0**	45.0
$25	*	599,460	6.50%	No	**15.0**	15.0
$50	466,406 **	366,406	4.30% - 6.10%	No	—	18.3
$50	***	216,381	4.36% - 7.76%	No	—	10.8
$50	***	545,000	6.40%	$50 / share	—	27.3
					210.0	116.4
Less: unamortized expenses					**(4.9)**	(2.4)
					$205.1	$114.0

* 3,750,000 authorized shares in total. ** Fully retired in 2002. *** 2,000,000 authorized shares in total, fully retired in 2002.

(8) Debt

(a) Short-Term Debt - To provide short-term borrowing flexibility and security for commercial paper outstanding, Alliant Energy and its subsidiaries maintain bank lines of credit, of which most require a fee. Alliant Energy discontinued the use of its utility money pool in 2002 and WP&L and IP&L are now meeting any short-term borrowing needs they have by issuing commercial paper and borrowing on its bank lines of credit, respectively. At Dec. 31, 2001, IP&L and WP&L had money pool borrowings of $38.0 million and $90.8 million, respectively. Information regarding short-term debt was as follows (dollars in millions):

	2002	2001
At Dec. 31:		
Commercial paper outstanding	**$195.5**	$68.4
Discount rates on commercial paper	**1.6-1.9%**	2.4-3.2%
Bank facility borrowings	**$85.0**	$ —
Interest rates on bank facility borrowings	**2.3-2.4%**	N/A
Short-term borrowings at foreign subsidiaries	**$28.7**	$84.3
Interest rates on foreign short-term borrowings	**5.3-6.9%**	5.6-6.9%
For the year ended:		
Average amount of short-term debt (based on daily outstanding balances)	**$337.9**	$274.1
Average interest rates on short-term debt	**2.7%**	4.8%

(b) Long-Term Debt - The former IESU indentures securing its First Mortgage and Collateral Trust Bonds constitute direct first mortgage liens and a second lien while First Mortgage Bonds remain outstanding, respectively, upon substantially all tangible public utility property of IP&L (excluding those of the former IPC). WP&L's and the former IPC's First Mortgage Bonds are secured by substantially all of their utility plant. IP&L, WP&L and Resources also maintain indentures relating to the issuance of unsecured debt securities.

In December 2002, Resources issued $300 million of 9.75% senior notes due 2013 in a private placement. The notes are unconditionally guaranteed by Alliant Energy. Resources used the proceeds to repay short-term debt. In November 2001, Resources issued $300 million of senior notes at a fixed interest rate of 7%, due 2011. The notes are fully and unconditionally guaranteed by Alliant Energy. Resources used the proceeds to repay other Resources' debt. In March 2001, IP&L issued $200 million of senior unsecured debentures at a fixed interest rate of 6-3/4%, due 2011. IP&L used the proceeds to repay short- and long-term debt.

Debt maturities for 2003 to 2007 are $47 million, $106 million, $337 million, $68 million and $225 million, respectively. Depending upon market conditions, it is currently anticipated that a majority of the maturing debt will be refinanced with the issuance of long-term securities.

The carrying value of Alliant Energy's long-term debt (including current maturities and variable rate demand bonds) at Dec. 31, 2002 and 2001 was $2.7 billion and $2.5 billion, respectively. The fair market value, based upon the market yield of similar securities and quoted market prices, at Dec. 31, 2002 and 2001 was $2.9 billion and $2.6 billion, respectively.

(9) Investments and Estimated Fair Value of Financial Instruments

The carrying amount of Alliant Energy's current assets and current liabilities approximates fair value because of the short maturity of such financial instruments. Since IP&L and WP&L are subject to regulation, any gains or losses related to the difference between the carrying amount and the fair value of their financial instruments may not be realized by Alliant Energy's shareowners. Information relating to various investments held by Alliant Energy at Dec. 31 that are marked-to-market as a result of SFAS 115 were as follows (in millions):

	2002		2001	
	Carrying/Fair Value	**Unrealized Gains, Net of Tax**	Carrying/Fair Value	Unrealized Gains/(Losses), Net of Tax
Available-for-sale securities:				
Nuclear decommissioning trust funds:				
Debt securities	**$206**	**$9**	$191	$3
Equity securities	**139**	**13**	142	42
Total	**345**	**22**	333	45
Investment in McLeod	**2**	—	14	(9)
Various other investments	**19**	**3**	23	1
Trading securities:				
Investment in McLeod	**1**	**(a)**	6	(a)

(a) Adjustments to the trading securities are reflected in earnings in the "Miscellaneous, net" line in the Consolidated Statements of Income.

Nuclear Decommissioning Trust Funds - At Dec. 31, 2002, $114 million, $43 million and $49 million of the debt securities mature in 2003-2010, 2011-2020 and 2021-2049, respectively. The fair value of the nuclear decommissioning trust funds was, as reported by the trustee, adjusted for the tax effect of unrealized gains and losses. Net unrealized holding gains were recorded as part of accumulated provision for depreciation of related plant assets. The funds realized gains from the sales of securities of $10.4 million, $2.0 million and $5.0 million in 2002, 2001 and 2000, respectively (cost of the investments based on specific identification was $111.1 million, $169.8 million and $213.4 million, respectively, and proceeds from the sales were $121.5 million, $171.8 million and $218.4 million, respectively).

Investment in McLeod - Alliant Energy has investments in the common stock of McLeod, a telecommunications company. In accordance with SFAS 115, the carrying values of the investments are adjusted to estimated fair value based upon McLeod's closing price at the end of each quarter. Changes in fair value of investments designated as available-for-sale securities are reported in other comprehensive income, and impact current earnings when gains or losses are realized through sale or if a decline in value is determined to be "other-than-temporary." Changes in fair value of investments designated as trading securities are reflected in earnings in the "Miscellaneous, net" line in the Consolidated Statements of Income.

Upon the adoption of SFAS 133 in 2000 for the embedded derivative related to McLeod stock in Resources' exchangeable senior notes (refer to Note 10(a) for additional information), Alliant Energy designated a portion of its McLeod investments as trading securities. As result of this change in designation to trading securities, in 2000, Alliant Energy reclassified $321.3 million of unrealized appreciation ($187.3 million after-tax) from accumulated other comprehensive income to net income. In 2000, Alliant Energy recognized miscellaneous income of $23.8 million for pre-tax gains realized upon sales of McLeod available-for-sale securities, for which the appreciation was previously reflected in accumulated other comprehensive income.

On Jan. 31, 2002, McLeod filed a pre-negotiated plan of reorganization in a Chapter 11 bankruptcy proceeding and the trading of McLeod's common stock was suspended by Nasdaq. Consequently, Alliant Energy discontinued accounting for its investment in McLeod under the provisions of SFAS 115 and reduced the cost basis of its investments to the last quoted market price on Jan. 30, 2002. In June 2002, Alliant Energy received from McLeod under its plan of reorganization an initial distribution of approximately 3.3 million shares of new common stock and classified 0.9 million and 2.4 million shares (0.1 million shares were received by discontinued operations) as trading and available-for-sale securities, respectively. With the receipt of the new McLeod common shares and the resumption of trading on Nasdaq, Alliant Energy resumed accounting for its McLeod investments under SFAS 115 and adjusted its cost basis to the quoted market price on the date the shares were received. As a result of these events, Alliant Energy recognized pre-tax impairment charges in 2002 for available-for-sale securities totaling $27.2 million.

Investments in Foreign Entities - The geographic concentration of Alliant Energy's significant continuing foreign investments at Dec. 31 was as follows (in millions):

	Brazil	China	New Zealand	Mexico	Total
2002					
Unconsolidated	**$214**	**$19**	**$86**	**$55**	**$374**
Consolidated	**—**	**161**	**—**	**—**	**161**
Total	**$214**	**$180**	**$86**	**$55**	**$535**
2001					
Unconsolidated	$378	$21	$68	$41	$508
Consolidated	—	146	—	—	146
Total	$378	$167	$68	$41	$654

Brazil - Resources holds a non-controlling interest in five Brazilian electric utility companies through several direct investments accounted for under the equity method of accounting. At Dec. 31, 2002 and 2001, Resources' direct investments included a 49.9% direct ownership interest in GIPAR, S.A., an electric utility holding company; a 39.4% direct ownership interest in Companhia Forca e Luz Cataguazes - Leopoldina, S.A. (Cataguazes), an electric utility; a 45.6% direct ownership interest in Energisa, S.A., an energy development company; a 49.9% direct ownership interest in Pbpart - SE 1 Ltda., an electric utility holding company; and a 50.0% (49.7% at Dec. 31, 2001) direct ownership interest in Usina Termeletrica de Juiz de Fora S.A., a thermal power plant.

China - Resources' consolidated investments included a controlling interest in Peak Pacific Investment Company, Ltd., a company that develops investment opportunities in generation infrastructure projects in China, and Anhui New Energy Heat & Power Co., Ltd., a combined heat and power facility. Resources' unconsolidated investments included a 50.0% ownership interest in Jiaxing JIES Power & Heat Co., Ltd. and a 30.0% ownership interest in Tongxiang TIES Power & Heat Co., Ltd. Both of these combined heat and power facilities are accounted for under the equity method.

New Zealand - Resources' investments included a 20.4% ownership interest in TrustPower Ltd., a New Zealand hydro and wind generation utility company, which is accounted for under the equity method and several other smaller investments accounted for under the cost method.

Mexico - Resources' investment in Mexico consisted of a loan receivable (including accrued interest income) from a Mexican development company. Under provisions of the loan, Resources has agreed to lend up to $65 million to support the development of a resort community near the Baja peninsula. The loan accrues interest at 8.75% and is secured by the undeveloped land of the resort community. Repayment of the loan principal and interest will be based on a portion of the proceeds from the sales of real estate in the resort community and therefore is dependent on the successful development of the project and the ability to sell real estate. Alliant Energy may also realize royalty income on the real estate sales once the loan is repaid.

Investment in ATC - At Dec. 31, 2002 and 2001, WP&L had ownership interests in ATC of approximately 26.6% and 26.5%, respectively, and accounts for this investment under the equity method. Pursuant to various agreements, WP&L receives a range of transmission services from ATC. WP&L provides operation, maintenance, and various transitional and construction services to ATC. WP&L and ATC also bill each other for use of shared facilities owned by each party. ATC billed WP&L $38.7 million and $36.4 million in 2002 and 2001, respectively. WP&L billed ATC $18.1 million and $18.4 million in 2002 and 2001, respectively, and recorded equity earnings of $14.3 million and $14.6 million in 2002 and 2001, respectively.

Unconsolidated Equity Investments - Summary financial information from Alliant Energy's unconsolidated equity investments' financial statements is as follows (in millions):

	2002 *	2001	2000
Operating revenues	**$1,440.6**	$2,214.1	$1,194.3
Operating income	**159.8**	138.2	42.5
Net income (loss)	**36.6**	52.1	69.7
As of Dec. 31:			
Current assets	**383.0**	454.5	
Non-current assets	**1,976.4**	2,117.0	
Current liabilities	**435.9**	519.3	
Non-current liabilities	**505.1**	557.0	
Minority interest	**133.4**	213.5	

* Alliant Energy's investment in Cargill-Alliant was sold in 2002.

(10) Derivative Financial Instruments

(a) Accounting for Derivative Instruments and Hedging Activities - Alliant Energy records derivative instruments at fair value on the balance sheet as assets or liabilities and changes in the derivatives' fair values for non-regulated entities in earnings unless specific hedge accounting criteria are met. For IP&L and WP&L, changes in the derivatives' fair values are generally recorded as regulatory assets or liabilities. The PSCW issued a letter to WP&L in August 2002 authorizing accounting for its derivatives in such manner.

At Dec. 31, 2002 and 2001, Alliant Energy had $6.4 million and $6.5 million, respectively, of derivative assets included in "Other current assets" on its Consolidated Balance Sheets and $9.1 million and $3.6 million, respectively, of derivative liabilities included in "Other current liabilities" on its Consolidated Balance Sheets. At Dec. 31, 2001, Alliant Energy also had $0.4 million of derivative liabilities included in "Other long-term liabilities and deferred credits" on its Consolidated Balance Sheets.

In the first quarter of 2001, Alliant Energy recorded a net loss of $12.9 million (all related to discontinued operations) for a cumulative effect of a change in accounting principle representing the impact of adopting SFAS 133 as of Jan. 1, 2001 at Alliant Energy's equity method investees. This transition adjustment represents Alliant Energy's share of the difference between the carrying amount of Southern Hydro's electricity derivative contracts under the applicable accounting principles in effect at Dec. 31, 2000, and the carrying values of these electricity derivative contracts as determined in accordance with SFAS 133 as of Jan. 1, 2001.

In the third quarter of 2000, Alliant Energy recorded net income of $16.7 million for a cumulative effect of a change in accounting principle representing the impact of adopting SFAS 133 as of July 1, 2000 at Alliant Energy's consolidated subsidiaries. This transition adjustment was primarily the result of the difference between the carrying amount of Resources' exchangeable senior notes issued in February 2000 (due in 2030) under the applicable accounting principles in effect at June 30, 2000, and the carrying values of the debt and embedded derivative components of the notes as determined in accordance with SFAS 133 as of July 1, 2000. Transition adjustments relating to Alliant Energy's other derivative instruments had no material impact on net income.

During 2001 and 2000, $0.1 million of net gains (includes $0.1 million of net losses from discontinued operations) and $6.7 million of net losses (includes $1.3 million of net losses from discontinued operations), respectively, included in the cumulative effect of a change in accounting principle component of accumulated other comprehensive income (loss) were reclassified into earnings, resulting in remaining balances of $0 and $0.1 million at Dec. 31, 2001 and 2000, respectively.

Cash Flow Hedging Instruments - During 2002 and 2001, Alliant Energy held various derivative instruments designated as cash flow hedging instruments. WP&L utilized gas commodity financial swap arrangements to reduce the impact of price fluctuations on gas purchased and injected into storage during the summer months and withdrawn and sold at current market prices during the winter months pursuant to the natural gas cost incentive sharing mechanism with customers in Wisconsin. IP&L and WP&L utilized physical coal purchase contracts, which did not qualify for the normal purchase and sale exception, to manage the price of anticipated coal purchases and sales.

In 2002 and 2001, a net loss of $0.1 million (includes a net gain of $0.1 million from discontinued operations) and a net gain of $2.0 million (includes a net gain of $2.1 million from discontinued operations), respectively, were recognized relating to the amount of hedge ineffectiveness in accordance with SFAS 133. In 2002 and 2001, Alliant Energy did not exclude any components of the derivative instruments' gain or loss from the assessment of hedge effectiveness and in 2001 reclassified a loss of $0.9 million (all continuing operations) into earnings as a result of the discontinuance of hedges. At Dec. 31, 2002, the maximum length of time over which Alliant Energy hedged its exposure to the variability in future cash flows for forecasted transactions was six months (three months for continuing operations) and Alliant Energy estimated that losses of $3.3 million (includes losses of $3.5 million for discontinued operations) will be reclassified from accumulated other comprehensive income (loss) into earnings in 2003 as the hedged transactions affect earnings.

Other Derivatives Not Designated in Hedge Relationships - Alliant Energy's derivatives that were not designated in hedge relationships during 2002 and/or 2001 included the embedded derivative component of Resources' exchangeable senior notes, electricity price collars, and physical coal and gas contracts not designated in hedge relationships.

At maturity, the holders of Resources' exchangeable senior notes are paid the higher of the principal amount of the notes or an amount based on the value of McLeod common stock. SFAS 133 requires that Alliant Energy split the initial value of the notes into debt and derivative components. The payment feature tied to McLeod stock is considered an embedded derivative under SFAS 133 that must be accounted for as a separate derivative instrument. This component is classified as a derivative liability on the Consolidated Balance Sheets. Subsequent changes in the fair value of the option are reflected as increases or decreases in Alliant Energy's reported net income. The carrying amount of the host debt security, classified as long-term debt, is adjusted for amortization of the debt discount in accordance with the interest method as prescribed by APB 21, "Interest on Receivables and Payables."

Changes in the fair value of the McLeod shares designated as trading are reflected as increases or decreases in Alliant Energy's net income. These trading gains or losses are expected to correspond with, and partially offset, changes in the intrinsic value of the embedded derivative component of Resources' exchangeable senior notes. Changes in the time value portion of the derivative component will result in non-cash increases or decreases to Alliant Energy's net income. Included in "Miscellaneous, net" in the Consolidated Statements of Income for 2002, 2001 and 2000 was expense of $5.0 million, $215.1 million and $102.5 million, respectively, related to the change in value of the McLeod trading securities, partially offset by income of $0.4 million, $181.6 million and $101.8 million, respectively, related to the change in value of the derivative component of the exchangeable senior notes.

Electricity price collars were used to manage utility energy costs during supply/demand imbalances. Physical coal and gas contracts that do not qualify for the normal purchase and sale exception were used to manage the price of anticipated coal and gas purchases and sales.

(b) Weather Derivatives - Alliant Energy uses weather derivatives to reduce the impact of weather volatility on its natural gas sales volumes. In 2002 and 2001, Corporate Services, as agent for IP&L and WP&L, entered into non-exchange traded options based on heating degree days in which Corporate Services receives payment from the counterparty if actual heating degree days are less than the strike price in the contract. Corporate Services paid premiums to enter into these contracts, which are amortized to expense over the contract period. Alliant Energy has used the intrinsic value method to account for these weather derivatives.

(c) Nuclear Decommissioning Trust Fund Investments - Historically, WP&L has entered into combinations of options to mitigate the effect of significant market fluctuations on its common stock investments in its nuclear decommissioning trust funds. The derivative transactions are designed to protect the portfolio's value while allowing the funds to earn a total return modestly in excess of long-term expectations over the hedge period. Fair value changes of these instruments do not impact net income as they are recorded as equally offsetting changes in the investment in nuclear decommissioning trust funds and accumulated depreciation.

(d) Energy-trading Contracts - Resources is the majority owner of a natural gas marketing operation, NG Energy Trading, LLC (NG). NG enters into financial and physical contracts for the sale, purchase, storage, transportation and loan of natural gas. NG accounts for all its positions, including gas in storage, at estimated fair value, with changes in fair value reported in earnings. Alliant Energy adopted EITF Issue 02-3, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities," effective Jan. 1, 2003 for all contracts that were in place and storage gas acquired prior to Oct. 25, 2002, and will reclassify prior period trading contracts on a net basis in its Consolidated Statements of Income commencing in January 2003.

(11) Commitments and Contingencies

(a) Construction and Acquisition Expenditures - Certain commitments have been made in connection with 2003 capital expenditures. During 2003, total construction and acquisition expenditures relating to continuing operations are estimated to be approximately $820 million.

(b) Purchased-Power, Coal and Natural Gas Contracts - Alliant Energy, through its subsidiaries Corporate Services, IP&L and WP&L, has entered into purchased-power, coal and natural gas supply, transportation and storage contracts. Certain purchased-power commitments are considered operating leases and are therefore not included here, but are included in Note 3. The natural gas supply commitments are all index-based. Alliant Energy expects to supplement its coal and natural gas supplies with spot market purchases as needed. The table includes commitments for "take-or-pay" contracts which result in dollar commitments with no associated tons or Dths. At Dec. 31, 2002, Alliant Energy's minimum commitments were as follows (dollars and Dths in millions; MWhs and tons in thousands):

	Purchased-power		Coal		Natural gas	
	Dollars	MWhs	Dollars	Tons	Dollars	Dths
2003	$114.5	2,752	$81.1	9,889	$90.7	6
2004	15.5	361	57.6	9,301	36.5	—
2005	2.0	—	40.2	6,130	26.0	—
2006	2.0	—	12.7	898	15.0	—
2007	0.1	—	3.6	—	14.7	—
Thereafter	0.4	—	—	—	26.4	—

(c) Legal Proceedings - Alliant Energy is involved in legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business. Although unable to predict the outcome of these matters, Alliant Energy believes that appropriate reserves have been established and final disposition of these actions will not have a material adverse effect on its financial condition or results of operations.

(d) Guarantees and Commitments - At Dec. 31, 2002 and 2001, Alliant Energy had guarantees outstanding to support unconsolidated affiliate and third-party financing arrangements of approximately $4 million and $14 million, respectively. Such guarantees are not included on the Consolidated Balance Sheets. At Dec. 31, 2002, the remaining term of the guarantees and the underlying debt was five years. Refer to Note 3 for discussion of Alliant Energy's residual value guarantees of its synthetic leases.

In the third quarter of 2002, Alliant Energy sold its 50% ownership interest in its Cargill-Alliant electricity-trading joint venture to Cargill. Under the purchase and sale agreement ("Agreement"), Alliant Energy agreed to indemnify Cargill from expenses resulting from the breach of the representations and warranties made by Alliant Energy as of the closing date, and for the breach of its obligations under the Agreement. While the indemnification does not include a maximum limit, Alliant Energy believes the likelihood of having to make any material cash payments under this indemnification is remote. At Dec. 31, 2002, there were no claims related to the indemnification.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," which requires disclosures by a guarantor about its obligations under certain guarantees that it has issued. FIN 45 also requires recognizing, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and measurement provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after Dec. 31, 2002. Alliant Energy does not anticipate FIN 45 will have a material impact on its financial condition or results of operations.

(e) **Environmental Liabilities** - Alliant Energy had recorded the following environmental liabilities, and regulatory assets associated with certain of these liabilities, at Dec. 31 (in millions):

Environmental liabilities	2002	2001	Regulatory assets	2002	2001
MGP sites	$49.3	$43.9	MGP sites	$54.1	$50.2
NEPA	6.6	8.2	NEPA	7.9	9.7
Other	0.2	0.4	Other	2.9	3.2
	$56.1	$52.5		$64.9	$63.1

MGP Sites - IP&L and WP&L have current or previous ownership interests in 43 and 14 sites, respectively, previously associated with the production of gas for which they may be liable for investigation, remediation and monitoring costs relating to the sites. IP&L and WP&L have received letters from state environmental agencies requiring no further action at eight and five sites, respectively. IP&L and WP&L are working pursuant to the requirements of various federal and state agencies to investigate, mitigate, prevent and remediate, where necessary, the environmental impacts to property, including natural resources, at and around the sites in order to protect public health and the environment.

IP&L and WP&L record environmental liabilities based upon periodic studies, most recently updated in the third quarter of 2002, related to the MGP sites. Such amounts are based on the best current estimate of the remaining amount to be incurred for investigation, remediation and monitoring costs for those sites where the investigation process has been or is substantially completed, and the minimum of the estimated cost range for those sites where the investigation is in its earlier stages. It is possible that future cost estimates will be greater than current estimates as the investigation process proceeds and as additional facts become known. The amounts recognized as liabilities are reduced for expenditures made and are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their fair value. Management currently estimates the range of remaining costs to be incurred for the investigation, remediation and monitoring of all utility subsidiary sites to be approximately $37 million to $64 million.

Under the current rate making treatment approved by the PSCW, the MGP expenditures of WP&L, net of any insurance proceeds, are deferred and collected from gas customers over a five-year period after new rates are implemented. The MPUC also allows the deferral of MGP-related costs applicable to the Minnesota sites and IP&L has been successful in obtaining approval to recover such costs in rates in Minnesota. The IUB has permitted utilities to recover prudently incurred costs. Regulatory assets have been recorded by IP&L and WP&L, which reflect the probable future rate recovery, where applicable. Considering the current rate treatment, and assuming no material change therein, IP&L and WP&L believe that the clean-up costs incurred for these MGP sites will not have a material adverse effect on their respective financial conditions or results of operations.

Settlement has been reached with all of IP&L's and WP&L's insurance carriers regarding reimbursement for their MGP-related costs. Insurance recoveries available at Dec. 31, 2002 for IP&L and WP&L were $4.5 million and $2.1 million, respectively. Pursuant to their applicable rate making treatment, IP&L has recorded its recoveries in "Other long-term liabilities and deferred credits" and WP&L has recorded its recoveries as an offset against its regulatory assets. In February 2001, the IUB issued an order directing IP&L to refund its insurance recoveries related to former IESU MGP sites. Under the refund plan, IP&L returned 90% of the recoveries to customers of the former IESU in 2001 and retained 10%.

NEPA - NEPA requires owners of nuclear power plants to pay a special assessment into a "Uranium Enrichment Decontamination and Decommissioning Fund." The assessment is based upon prior nuclear fuel purchases. IP&L and WP&L recover the costs associated with this assessment through EACs and fuel costs, respectively, over the period the costs are assessed. Alliant Energy continues to pursue relief from this assessment through litigation.

(f) Decommissioning of DAEC and Kewaunee - The IUB, in its interim electric rate order effective July 2002, allows IP&L to recover $11 million annually for its share of the cost to decommission DAEC. FERC, in its most recent interim wholesale rate order effective April 2002, allows WP&L to recover $3 million annually for its share of the cost to decommission Kewaunee. Both interim orders are subject to refund, pending determination of final rates. The PSCW, in an order effective Jan. 1, 2002, eliminated WP&L's recovery from retail customers for the cost to decommission Kewaunee, due to the trust fund being adequately funded. Decommissioning expense is included in "Depreciation and amortization" in the Consolidated Statements of Income and the cumulative amount is included in "Accumulated depreciation" on the Consolidated Balance Sheets to the extent recovered through rates.

Additional information relating to the decommissioning of DAEC and Kewaunee was as follows (dollars in millions):

	DAEC	Kewaunee
Assumptions relating to current rate recovery amounts:		
Alliant Energy's share of estimated decommissioning cost	$374.3	$263.2
Year dollars in	2002	2002
Method to develop estimate	Site-specific study	Site-specific study
Annual inflation rate	4.20%	6.50%
Decommissioning method	Prompt dismantling and removal	Prompt dismantling and removal
Year decommissioning to commence	2014	2013
After-tax return on external investments:		
Qualified	7.10%	6.12%
Non-qualified	4.70%	5.14%
External trust fund balance at Dec. 31, 2002	$121.2	$223.7
Internal reserve at Dec. 31, 2002	$21.7	$ —
After-tax earnings on external trust funds in 2002	$3.8	$19.7

The interim rate recovery amounts for DAEC only include an inflation estimate through 2005. Both IP&L and WP&L are funding all rate recoveries for decommissioning into external trust funds and funding on a tax-qualified basis to the extent possible. In accordance with their respective regulatory requirements, IP&L and WP&L record the earnings on the external trust funds as interest income with a corresponding entry to interest expense at IP&L and to depreciation expense at WP&L. The earnings accumulate in the external trust fund balances and in accumulated depreciation on utility plant.

SFAS 143, "Accounting for Asset Retirement Obligations," which provides accounting and disclosure requirements for retirement obligations associated with long-lived assets, was adopted by Alliant Energy on Jan. 1, 2003. SFAS 143 requires that the present value of retirement costs for which Alliant Energy has a legal obligation be recorded as liabilities with an equivalent amount added to the asset cost. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss. The adoption of SFAS 143 will have no impact on IP&L's and WP&L's earnings, as the effects will be offset by the establishment of regulatory assets or liabilities pursuant to SFAS 71.

Alliant Energy has completed a detailed assessment of the specific applicability and implications of SFAS 143. The scope of SFAS 143 as it relates to Alliant Energy primarily includes decommissioning costs for DAEC and Kewaunee. It also applies to a smaller extent to several other regulated and non-regulated assets including, but not limited to, active ash landfills, water intake facilities, underground storage tanks, groundwater wells, transmission and distribution equipment, easements, leases and the dismantlement of certain hydro facilities. Other than DAEC and Kewaunee, Alliant Energy's asset retirement obligations as of Jan. 1, 2003 are not significant.

Prior to January 2003, IP&L and WP&L recorded nuclear decommissioning charges in accumulated depreciation on their Consolidated Balance Sheets. Upon adoption of SFAS 143, IP&L and WP&L will reverse approximately $125 million and $175 million, respectively, previously recorded in accumulated depreciation and will record liabilities of approximately $250 million and $175 million, respectively. The difference between amounts previously recorded and the net SFAS 143 liability will be deferred as a regulatory asset and is expected to approximate $125 million and $0 for IP&L and WP&L, respectively.

IP&L and WP&L have previously recognized removal costs as a component of depreciation expense and accumulated depreciation for other non-nuclear assets in accordance with regulatory rate recovery. As of Dec. 31, 2002, IP&L and WP&L estimate that they have approximately $250 million and $150 million, respectively, of such regulatory liabilities recorded in "Accumulated depreciation" on their Consolidated Balance Sheets.

(12) Jointly-Owned Electric Utility Plant

Under joint ownership agreements with other Iowa and Wisconsin utilities, the utility subsidiaries have undivided ownership interests in jointly-owned electric generating stations. IP&L also has joint ownership agreements related to transmission facilities. Each of the respective owners is responsible for the financing of its portion of the construction costs. KWh generation and operating expenses are divided on the same basis as ownership with each owner reflecting its respective costs in its Consolidated Statements of Income. Information relative to the utility subsidiaries' ownership interest in these facilities at Dec. 31, 2002 was as follows (dollars in millions):

	Fuel Type	Ownership Interest %	Plant in Service	Accumulated Provision for Depreciation	Construction Work-In-Progress
IP&L					
DAEC	Nuclear	70.0	$543.3	$318.5	$25.2
Ottumwa	Coal	48.0	190.9	118.2	0.7
Neal Unit 4	Coal	21.5	85.3	59.4	0.2
Neal Unit 3	Coal	28.0	59.9	36.9	1.9
Louisa Unit 1	Coal	4.0	25.0	14.9	0.1
			904.4	547.9	28.1
WP&L					
Edgewater Unit 5	Coal	75.0	234.8	112.9	0.4
Columbia Energy Center	Coal	46.2	187.5	110.3	1.6
Kewaunee	Nuclear	41.0	172.6	120.9	6.8
Edgewater Unit 4	Coal	68.2	60.0	36.1	1.6
			654.9	380.2	10.4
			$1,559.3	$928.1	$38.5

(13) Segments of Business

Alliant Energy's principal business segments are:

- **Regulated domestic utilities** - consists of IP&L and WP&L, serving customers in Iowa, Wisconsin, Minnesota and Illinois, and includes three segments: a) electric operations; b) gas operations; and c) other, which includes the steam and water businesses and the unallocated portions of the utility business. Various line items in the following tables are not allocated to the electric and gas segments for management reporting purposes and therefore are included in "Total Regulated Domestic Utilities."
- **Non-regulated businesses** - represents the operations of Resources, its subsidiaries and Alliant Energy's investment in Cargill-Alliant (sold in 2002), and is broken down into two segments: a) International (Int'l) and b) other, which includes the operations of the Integrated Services, Investments, Non-regulated Generation, Energy Technologies and Mass Marketing business units described in Note 1(a); the operations of Resources (the non-regulated holding company); and any non-regulated reconciling/eliminating entries.
- **Other** - includes the operations of Alliant Energy (the parent company) and Corporate Services, as well as any Alliant Energy parent company reconciling/eliminating entries.

Intersegment revenues were not material to Alliant Energy's operations and there was no single customer whose revenues were 10% or more of Alliant Energy's consolidated revenues. Refer to Note 9 for a breakdown of Alliant Energy's international investments by country. Certain financial information relating to Alliant Energy's significant business segments and products and services was as follows (in millions):

	Regulated Domestic Utilities				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	Int'l	Other	Total	Other	Consolidated
2002									
Operating revenues	**$1,752.5**	**$394.0**	**$37.2**	**$2,183.7**	**$103.2**	**$328.6**	**$431.8**	**($6.7)**	**$2,608.8**
Depreciation and amortization	**250.6**	**27.9**	**3.9**	**282.4**	**11.2**	**17.0**	**28.2**	**—**	**310.6**
Operating income (loss)	**299.2**	**26.2**	**8.2**	**333.6**	**9.7**	**(21.1)**	**(11.4)**	**(0.5)**	**321.7**
Interest expense, net of AFUDC				**100.0**	**44.9**	**31.6**	**76.5**	**2.3**	**178.8**
Interest income from loans to discontinued operations, net				**—**	**(6.0)**	**(10.0)**	**(16.0)**	**—**	**(16.0)**
Equity (income) loss from unconsolidated investments				**(17.6)**	**17.1**	**13.3**	**30.4**	**—**	**12.8**
Preferred dividends				**6.2**	**—**	**—**	**—**	**—**	**6.2**
Impairment of available-for-sale securities of McLeodUSA Inc.				**—**	**—**	**27.2**	**27.2**	**—**	**27.2**
Miscellaneous, net				**(27.9)**	**3.4**	**25.4**	**28.8**	**(0.6)**	**0.3**
Income tax expense (benefit)				**107.1**	**(12.1)**	**(54.6)**	**(66.7)**	**(4.3)**	**36.1**
Income from continuing operations				**165.8**	**(37.6)**	**(54.0)**	**(91.6)**	**2.1**	**76.3**
Income from discontinued operations, net of tax				**—**	**10.5**	**20.1**	**30.6**	**—**	**30.6**
Net income (loss)				**165.8**	**(27.1)**	**(33.9)**	**(61.0)**	**2.1**	**106.9**
Total assets	**3,676.5**	**574.9**	**474.8**	**4,726.2**	**1,009.6**	**1,250.8**	**2,260.4**	**14.8**	**7,001.4**
Investments in equity method subsidiaries	**125.1**	**—**	**—**	**125.1**	**297.1**	**29.1**	**326.2**	**0.3**	**451.6**
Construction and acquisition expenditures	**371.3**	**28.6**	**4.8**	**404.7**	**65.5**	**152.8**	**218.3**	**33.8**	**656.8**

	Regulated Domestic Utilities				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	Int'l	Other	Total	Other	Consolidated
2001									
Operating revenues	$1,756.6	$487.9	$37.1	$2,281.6	$85.4	$263.3	$348.7	($5.6)	$2,624.7
Depreciation and amortization	245.6	28.8	3.2	277.6	8.3	16.7	25.0	—	302.6
Operating income (loss)	306.1	11.2	7.5	324.8	7.4	(13.3)	(5.9)	(1.9)	317.0
Interest expense, net of AFUDC				100.5	54.6	9.6	64.2	9.8	174.5
Interest income from loans to discontinued operations, net				—	(0.1)	(9.8)	(9.9)	—	(9.9)
Equity (income) loss from unconsolidated investments				(15.6)	4.1	(7.2)	(3.1)	(0.1)	(18.8)
Preferred dividends				6.7	—	—	—	—	6.7
Miscellaneous, net				(25.9)	(2.8)	20.7	17.9	(4.6)	(12.6)
Income tax expense (benefit)				94.2	(22.7)	(12.3)	(35.0)	(8.4)	50.8
Income from continuing operations				164.9	(25.7)	(14.3)	(40.0)	1.4	126.3
Income from discontinued operations, net of tax				—	11.3	47.7	59.0	—	59.0
Cumulative effect of a change in accounting principle, net of tax				—	(12.9)	—	(12.9)	—	(12.9)
Net income (loss)				164.9	(27.3)	33.4	6.1	1.4	172.4
Total assets	3,336.6	506.4	465.0	4,308.0	858.6	995.9	1,854.5	75.4	6,237.9
Investments in equity method subsidiaries	119.2	—	—	119.2	448.3	32.6	480.9	—	600.1
Construction and acquisition expenditures	298.7	36.9	5.2	340.8	173.0	159.3	332.3	40.0	713.1

	Regulated Domestic Utilities				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	Int'l	Other	Total	Other	Consolidated
2000									
Operating revenues	$1,648.0	$415.0	$33.4	$2,096.4	$—	$186.0	$186.0	($2.7)	$2,279.7
Depreciation and amortization	252.6	27.7	3.1	283.4	3.7	9.6	13.3	—	296.7
Operating income (loss)	330.6	26.6	4.5	361.7	(7.8)	(18.1)	(25.9)	0.2	336.0
Interest expense, net of AFUDC				103.1	38.8	9.0	47.8	8.5	159.4
Interest income from loans to discontinued operations, net				—	—	(7.2)	(7.2)	—	(7.2)
Equity income from unconsolidated investments				(0.5)	(5.8)	(13.2)	(19.0)	—	(19.5)
Preferred dividends				6.7	—	—	—	—	6.7
Gain on reclassification of investments				—	—	(321.3)	(321.3)	—	(321.3)
Miscellaneous, net				(23.3)	(8.9)	(4.3)	(13.2)	(2.7)	(39.2)
Income tax expense				107.9	(14.2)	132.2	118.0	0.3	226.2
Income from continuing operations				167.8	(17.7)	186.7	169.0	(5.9)	330.9
Income from discontinued operations, net of tax				—	(0.5)	51.6	51.1	—	51.1
Cumulative effect of a change in accounting principle, net of tax				—	—	16.7	16.7	—	16.7
Net income (loss)				167.8	(18.2)	255.0	236.8	(5.9)	398.7
Total assets	3,402.2	554.4	427.2	4,383.8	631.0	1,702.3	2,333.3	16.7	6,733.8
Investments in equity method subsidiaries	6.5	—	—	6.5	389.0	29.5	418.5	—	425.0
Construction and acquisition expenditures	265.9	35.8	3.0	304.7	395.6	134.1	529.7	11.1	845.5

Products and Services

Non-regulated and Other Revenues

Year	Integrated Services	International	Mass Marketing	Investments	Other	Total
			(in millions)			
2002	**$258.8**	**$103.2**	**$46.9**	**$26.1**	**$27.3**	**$462.3**
2001	241.9	85.4	6.8	26.6	19.5	380.2
2000	172.3	—	0.7	28.5	15.2	216.7

(14) Goodwill and Other Intangible Assets

Alliant Energy adopted SFAS 142 on Jan. 1, 2002, which resulted in goodwill no longer being subject to amortization. Had SFAS 142 been adopted Jan. 1, 2000, net income for 2001 and 2000 would have increased $4 million and $1 million, respectively, and basic and diluted EPS would have increased $0.05 and $0.02 per share, respectively. Certain information regarding net goodwill and other intangible assets included on the Consolidated Balance Sheets at Dec. 31 was as follows (in millions):

	2002	2001
Net goodwill		
Deferred charges and other (consolidated investments)	**$66**	$66
Investments in unconsolidated foreign entities (equity method investments)	**9**	7
Net other intangible assets		
Deferred charges and other (consolidated investments)	**19**	20
Investments in unconsolidated foreign entities (equity method investments)	**22**	35
Investment in ATC and other (equity method investments)	**25**	—

In January 2003, Alliant Energy committed to a plan to sell its interest in SmartEnergy by year-end. In the fourth quarter of 2002, Alliant Energy recorded a SFAS 142 after-tax non-cash goodwill impairment charge related to SmartEnergy of $4.5 million primarily due to less favorable market conditions. The fair value of SmartEnergy's goodwill was estimated using a combination of the expected discounted future cash flows and market value indicators. The impairment charge was recorded in continuing operations, "Miscellaneous, net," in Alliant Energy's Consolidated Statement of Income for 2002.

(15) Selected Consolidated Quarterly Financial Data (Unaudited)

All "per share" references refer to earnings per diluted share. Summation of the individual quarters may not equal annual totals due to rounding.

	2002				2001			
	March 31	**June 30**	**Sept. 30**	**Dec. 31**	March 31	June 30	Sept. 30	Dec. 31
	(in millions, except per share data)							
Operating revenues	**$608.6**	**$570.9**	**$709.4**	**$719.9**	$805.6	$571.0	$631.1	$617.0
Operating income	**63.1**	**58.7**	**128.3**	**71.6**	69.4	54.3	125.2	68.1
Income (loss) from continuing operations	**(8.4)**	**(6.7)**	**43.9**	**47.5**	18.6	8.6	53.2	45.8
Income (loss) from discontinued operations, net of tax	**18.1**	**13.1**	**0.8**	**(1.4)**	3.5	29.1	16.1	10.3
Cumulative effect of a change in accounting principle, net of tax	**—**	**—**	**—**	**—**	(12.9)	—	—	—
Net income	**9.7**	**6.3**	**44.7**	**46.1**	9.2	37.7	69.3	56.1
EPS:								
Income (loss) from continuing operations	**(0.09)**	**(0.07)**	**0.48**	**0.52**	0.23	0.11	0.67	0.54
Income (loss) from discontinued operations	**0.20**	**0.14**	**0.01**	**(0.01)**	0.05	0.37	0.20	0.12
Cumulative effect of a change in accounting principle	**—**	**—**	**—**	**—**	(0.16)	—	—	—
Net income	**0.11**	**0.07**	**0.49**	**0.51**	0.12	0.48	0.87	0.66

(16) Discontinued Operations and Assets Held for Sale

Alliant Energy announced in November 2002 its commitment to pursue the sale of, or other exit strategies for, certain non-regulated businesses in 2003. In the fourth quarter of 2002, Alliant Energy applied the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to certain of its assets which were held for sale. SFAS 144 requires that a long-lived asset classified as held for sale be measured at the lower of its carrying amount or fair value, less costs to sell, and to cease depreciation, depletion and amortization. At Dec. 31, 2002, Alliant Energy's oil and gas (Whiting), Australian (including Southern Hydro) and affordable housing businesses have been classified as held for sale. Alliant Energy currently plans to complete the sales by year-end. The operating results for these businesses have been separately classified and reported as discontinued operations in the Consolidated Financial Statements. A summary of the components of discontinued operations in the Consolidated Statements of Income was as follows (in thousands):

	2002	2001	2000
Operating revenues	**$185,576**	$152,664	$125,310
Operating expenses	**140,037**	99,598	80,224
Interest expense and other	**15,466**	(14,992)	(18,589)
Income before income taxes	**30,073**	68,058	63,675
Income tax expense (benefit)	**(539)**	9,073	12,636
Income from discontinued operations, net of tax	**$30,612**	$58,985	$51,039

Alliant Energy's Australian business enters into electricity derivative contracts that have not been designated as hedges (as defined by SFAS 133) to manage the electricity commodity price risk associated with anticipated sales into the spot market. Approximately $16 million of income is included in "Interest expense and other" for both 2002 and 2001 in the previous table related to the change in the fair value of these electricity derivative contracts during these respective periods. In 2000, Alliant Energy's affordable housing business sold a portion of its investment in McLeod, resulting in a pre-tax gain of approximately $24 million included in "Interest expense and other" in the previous table. At Dec. 31, 2002, Alliant Energy's affordable housing business owned approximately 0.1 million shares of McLeod. "Income tax expense (benefit)" in the previous table includes approximately $10 million, $10 million and $7 million of affordable housing tax credits earned by Alliant Energy's affordable housing business during 2002, 2001 and 2000, respectively. These tax credits had a significant impact on the effective tax rate of Alliant Energy's discontinued operations.

A summary of the components of assets and liabilities of discontinued operations on the Consolidated Balance Sheets at Dec. 31 was as follows (in thousands):

	2002	2001
Assets of discontinued operations:		
Property, plant and equipment, net	**$644,137**	$420,619
Current assets	**99,044**	45,217
Investments	**6,824**	60,442
Deferred charges and other	**194,323**	13,909
Total assets of discontinued operations	**$944,328**	$540,187
Liabilities of discontinued operations:		
Current liabilities	**$65,885**	$28,521
Other long-term liabilities and deferred credits	**68,990**	32,125
Minority interest	**124**	267
Total liabilities of discontinued operations	**134,999**	60,913
Net assets of discontinued operations	**$809,329**	$479,274

In March 2002, Alliant Energy acquired a controlling interest in Southern Hydro and therefore changed from the equity method of accounting to the consolidation method at such time.

A summary of the components of cash flows for discontinued operations for the years ended Dec. 31 was as follows (in thousands):

	2002	2001	2000
Net cash flows from operating activities	**$84,118**	$51,562	$44,844
Net cash flows from financing activities	**141,234**	32,079	99,338
Net cash flows used for investing activities	**(215,583)**	(87,051)	(145,573)
Net increase (decrease) in cash and temporary cash investments	**9,769**	(3,410)	(1,391)
Cash and temporary cash investments at beginning of period	**5,261**	8,671	10,062
Cash and temporary cash investments at end of period	**$15,030**	$5,261	$8,671
Supplemental cash flows information:			
Cash paid during the period for:			
Interest	**$14,693**	$6,350	$4,878
Income taxes, net of refunds	**($7,712)**	($3,331)	($331)

Selected Financial and Operating Statistics

FINANCIAL INFORMATION	**2002 (1)**	2001 (1)	2000 (1)	1999 (2)	1998 (3)
		(dollars in thousands, except per share data)			
Income Statement Data:					
Operating revenues	**$2,608,812**	$2,624,676	$2,279,674	$2,048,158	$2,053,318
Income from continuing operations	**76,269**	126,245	330,915	154,334	95,437
Income from discontinued operations, net of tax	**30,612**	58,985	51,039	42,247	1,238
Income before cumulative effect of changes in accounting principle, net of tax	**106,881**	185,230	381,954	196,581	96,675
Cumulative effect of changes in accounting principle, net of tax	—	(12,868)	16,708	—	—
Net income	**106,881**	172,362	398,662	196,581	96,675
Common Stock Data:					
Earnings per average common share (diluted):					
Income from continuing operations	**$0.84**	$1.57	$4.18	$1.98	$1.24
Income from discontinued operations	**$0.34**	$0.73	$0.64	$0.53	$0.02
Cumulative effect of changes in accounting principle	—	($0.16)	$0.21	—	—
Net income	**$1.18**	$2.14	$5.03	$2.51	$1.26
Common shares outstanding at year-end (000s)	**92,304**	89,682	79,010	78,984	77,630
Dividends declared per common share	**$2.00**	$2.00	$2.00	$2.00	$2.00
Market value per share at year-end	**$16.55**	$30.36	$31.88	$27.50	$32.25
Book value per share at year-end (4)	**$19.89**	$21.39	$25.79	$27.29	$20.69
Other Selected Financial Data:					
Construction and acquisition expenditures	**$656,792**	$713,061	$845,454	$418,371	$313,033
Total assets at year-end (4)	**$7,001,395**	$6,237,925	$6,733,766	$6,075,683	$4,959,337
Long-term obligations, net	**$2,784,216**	$2,586,044	$2,128,496	$1,660,558	$1,713,649
Times interest earned before income taxes (5)	**1.64X**	1.99X	4.35X	3.05X	2.40X
Capitalization ratios:					
Common equity (4)	**39%**	43%	50%	57%	49%
Preferred stock	**5%**	2%	3%	3%	4%
Long-term debt, excluding current portion	**56%**	55%	47%	40%	47%
Total	**100%**	100%	100%	100%	100%

(1) Refer to "MD&A - Results of Operations" for a discussion of the 2002, 2001 and 2000 results of operations.

(2) Includes $25 million ($0.32 per diluted share) of net income from gains on sales of McLeod stock.

(3) Results reflect the recording of $54 million of pre-tax merger-related charges.

(4) Alliant Energy adjusts the carrying value of its investments in McLeod to its estimated fair value, pursuant to the applicable accounting rules. At December 31, 2002, 2001, 2000, 1999 and 1998, the carrying amount reflected an unrealized gain (loss) of approximately $1 million, ($13) million, $543 million, $1.1 billion and $291 million, respectively, with a net of tax increase (decrease) to common equity of $0.4 million, ($9) million, $317 million, $640 million and $170 million, respectively.

(5) Represents income from continuing operations before income taxes plus preferred dividend requirements of subsidiaries plus interest expense divided by interest expense.

ELECTRIC OPERATING INFORMATION (UTILITY ONLY)	2002	2001	2000	1999	1998
Operating Revenues (000s):					
Residential	**$626,947**	$599,074	$567,283	$541,714	$532,676
Commercial	**376,365**	373,145	349,019	329,487	317,704
Industrial	**526,804**	543,471	501,155	476,140	477,241
Total from ultimate customers	**1,530,116**	1,515,690	1,417,457	1,347,341	1,327,621
Sales for resale	**160,335**	184,507	173,148	155,801	199,128
Other	**62,083**	56,359	57,431	45,796	40,693
Total	**$1,752,534**	$1,756,556	$1,648,036	$1,548,938	$1,567,442
Electric Sales (000s MWh):					
Residential	**7,616**	7,344	7,161	7,024	6,826
Commercial	**5,542**	5,464	5,364	5,260	4,943
Industrial	**12,297**	12,469	13,092	13,036	12,718
Total from ultimate customers	**25,455**	25,277	25,617	25,320	24,487
Sales for resale	**4,805**	4,936	4,906	5,566	7,189
Other	**197**	168	174	162	158
Total	**30,457**	30,381	30,697	31,048	31,834
Customers (End of Period):					
Residential	**822,229**	807,754	799,603	790,669	781,127
Commercial	**128,212**	125,539	123,833	122,509	121,027
Industrial	**2,905**	2,826	2,773	2,730	2,618
Other	**3,344**	3,324	3,316	3,282	3,267
Total	**956,690**	939,443	929,525	919,190	908,039
Other Selected Electric Data:					
Maximum peak hour demand (MW)	**5,729**	5,677	5,397	5,233	5,228
Sources of electric energy (000s MWh):					
Coal and gas	**18,349**	18,662	19,139	19,078	19,119
Purchased power	**8,596**	8,727	8,058	8,619	10,033
Nuclear	**5,012**	4,116	4,675	4,362	4,201
Other	**379**	452	427	528	504
Total	**32,336**	31,957	32,299	32,587	33,857
Revenue per KWh from ultimate customers (cents)	**6.01**	6.00	5.53	5.32	5.42

GAS OPERATING INFORMATION (UTILITY ONLY)	2002	2001	2000	1999	1998
Operating Revenues (000s):					
Residential	**$218,746**	$270,248	$245,697	$185,090	$175,603
Commercial	**111,343**	141,121	127,104	89,118	85,842
Industrial	**25,177**	31,262	27,752	21,855	20,204
Transportation/other	**38,720**	45,246	14,395	18,256	13,941
Total	**$393,986**	$487,877	$414,948	$314,319	$295,590
Gas Sales (000s Dths):					
Residential	**30,931**	29,580	32,026	30,309	28,378
Commercial	**19,348**	18,055	19,696	18,349	17,760
Industrial	**5,373**	5,344	5,350	5,963	5,507
Transportation/other	**47,386**	48,539	43,931	46,954	52,389
Total	**103,038**	101,518	101,003	101,575	104,034
Customers at End of Period (Excluding Transportation/Other):					
Residential	**358,384**	353,430	351,990	347,533	342,586
Commercial	**45,793**	45,480	44,654	44,289	43,825
Industrial	**799**	951	953	1,037	982
Total	**404,976**	399,861	397,597	392,859	387,393
Other Selected Gas Data:					
Revenue per Dth sold (excluding transportation/other)	**$6.38**	$8.35	$7.02	$5.42	$5.45
Purchased gas costs per Dth sold (excluding transportation/other)	**$4.02**	$6.31	$4.88	$3.30	$3.22

Definitions

Certain abbreviations or acronyms used in the text and notes of this report are defined below:

Abbreviation or Acronym	Definition
AFUDC	Allowance for Funds Used During Construction
Alliant Energy	Alliant Energy Corporation
APB	Accounting Principles Board Opinion
ATC	American Transmission Company LLC
Cargill	Cargill Incorporated
Cargill-Alliant	Cargill-Alliant, LLC
Corporate Services	Alliant Energy Corporate Services, Inc.
DAEC	Duane Arnold Energy Center
DNR	Department of Natural Resources
Dth	Dekatherm
EAC	Energy Adjustment Clause
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization
EITF	Emerging Issues Task Force
EPA	U.S. Environmental Protection Agency
EPS	Earnings Per Average Common Share
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN	FASB Interpretation No.
GAAP	Accounting Principles Generally Accepted in the U.S.
ICC	Illinois Commerce Commission
IESU	IES Utilities Inc.
Integrated Services	Alliant Energy Integrated Services Company
International	Alliant Energy International, Inc.
Investments	Alliant Energy Investments, Inc.
IPC	Interstate Power Company
IP&L	Interstate Power and Light Company
IRS	Internal Revenue Service
IUB	Iowa Utilities Board
Kewaunee	Kewaunee Nuclear Power Plant
KWh	Kilowatt-hour
McLeod	McLeodUSA Incorporated
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MGP	Manufactured Gas Plants
MPUC	Minnesota Public Utilities Commission
MW	Megawatt
MWh	Megawatt-hour
NEPA	National Energy Policy Act of 1992
PSCW	Public Service Commission of Wisconsin
PUHCA	Public Utility Holding Company Act of 1935
Resources	Alliant Energy Resources, Inc.
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards
SmartEnergy	SmartEnergy, Inc.
South Beloit	South Beloit Water, Gas and Electric Company
Southern Hydro	Southern Hydro Partnership
Synfuel	Alliant Energy Synfuel LLC
TBD	To Be Determined
U.S.	United States of America
Whiting	Whiting Petroleum Corporation
WP&L	Wisconsin Power and Light Company



ERROLL B. DAVIS, JR.
Chairman of the Board
Age 58
Director since 1982

Mr. Davis became President and Chief Executive Officer of Alliant Energy Corporation when the company was formed in 1998 by the merger of WPL Holdings, Inc.; IES Industries Inc.; and Interstate Power Company. He became Chairman of the Board in 2000. He first joined Wisconsin Power and Light Company (a subsidiary of Alliant Energy) in 1978. He is a member of the Boards of Directors of BP p.l.c.; PPG Industries, Inc.; Electric Power Research Institute; and the Edison Electric Institute, where he also serves as Chairman.



LEE LIU
Vice Chairman of the Board
Age 69
Director since 1981

Mr. Liu served as Chairman of the Board of the company from April 1998 until April 2000. He was Chairman of the Board and Chief Executive Officer of IES Industries Inc. (a predecessor to the company) prior to 1998. Mr. Liu held a number of professional, management and executive positions after joining Iowa Electric Light and Power Company in 1957. He is a Director of Principal Financial Group and Eastman Chemical Company.



ALAN B. ARENDS
Director since 1993
Age 69

Mr. Arends is Chairman of the Board of Directors of Alliance Benefit Group Financial Services Corp., an Albert Lea, Minn.-based employee benefits company that he founded in 1983.



JACK B. EVANS
Director since 2000
Age 54

Mr. Evans is a Director and, since 1996, has served as President of The Hall-Perrine Foundation, a private philanthropic corporation in Cedar Rapids, Iowa. Previously, Mr. Evans was President and Chief Operating Officer of SCI Financial Group, Inc., a regional financial services firm. Mr. Evans is a Director of Gazette Communications, the Federal Reserve Bank of Chicago and Nuveen Institutional Advisory Corp., and Vice Chairman and a Director of United Fire and Casualty Company.



JOYCE L. HANES
Director since 1982
Age 70

Ms. Hanes has been a Director of Midwest Wholesale, Inc., a products wholesaler in Mason City, Iowa, since 1970 and Board Chair since December 1997, having previously served as Board Chair from 1986 to 1988. She is also a Director of Iowa Student Loan Liquidity Corp.



KATHARINE C. LYALL
Director since 1986
Age 61

Ms. Lyall is President of the University of Wisconsin System in Madison, Wis. In addition to her administrative position, she is a professor of economics at the University of Wisconsin-Madison. She serves on the Boards of Directors of the Kemper National Insurance Companies, M&I Corporation and the Carnegie Foundation for the Advancement of Teaching.



SINGLETON B. MCALLISTER
Director since 2001
Age 50

Ms. McAllister is a partner with Patton Boggs LLP, a Washington, D.C.-based law firm working in the public policy area and with business law groups. From 1996 until early 2001, Ms. McAllister was General Counsel for the United States Agency for International Development. She was also a partner at Reed, Smith, Shaw and McClay, where she specialized in government relations and corporate law.



DAVID A. PERDUE
Director since 2001
Age 53

Mr. Perdue served as Chairman and Chief Executive Officer of Pillowtex Corporation, a textile manufacturing company located in Kannapolis, N.C., from July 2002 to March 2003. Prior to this position, he was President and Chief Executive Officer of the Reebok Brand for Reebok International Limited. Prior to joining Reebok in 1998, he was Senior Vice President of Operations at Haggar, Inc.



JUDITH D. PYLE
Director since 1992
Age 59

Ms. Pyle is Vice Chair of The Pyle Group, a financial services company located in Madison, Wis. Prior to assuming her current position, Ms. Pyle served as Vice Chair and Senior Vice President of Corporate Marketing of Rayovac Corp. (a battery and lighting products manufacturer), based in Madison, Wis. In addition, Ms. Pyle is Vice Chair of Georgette Klinger, Inc. and a Director of Uniek, Inc.



ROBERT W. SCHLUTZ
Director since 1989
Age 66

Mr. Schlutz is President of Schlutz Enterprises, a diversified farming and retailing business in Columbus Junction, Iowa.



WAYNE H. STOPPELMOOR
Director since 1986
Age 68

Mr. Stoppelmoor served as Vice Chairman of the Board of the company from April 1998 until April 2000. He was Chairman, President and Chief Executive Officer of Interstate Power Company (a predecessor of Alliant Energy) from 1986 until his retirement in 1997.



ANTHONY R. WEILER
Director since 1979
Age 66

Mr. Weiler is a consultant for several home furnishings organizations. Prior to assuming his current position, Mr. Weiler had been a Senior Vice President for Heilig-Meyers Company, a national furniture retailer headquartered in Richmond, Va. He is a Director of the Retail Home Furnishings Foundation.

Ages are as of Dec. 31, 2002. Each election date represents the first year of Board affiliation with a company that ultimately became part of the Alliant Energy family.

AUDIT COMMITTEE
Jack B. Evans (Chair)
Alan B. Arends
Katharine C. Lyall
Singleton B. McAllister
David A. Perdue

COMPENSATION AND PERSONNEL COMMITTEE
Judith D. Pyle (Chair)
Alan B. Arends
Jack B. Evans
David A. Perdue

NOMINATING AND GOVERNANCE COMMITTEE
Anthony R. Weiler (Chair)
Joyce L. Hanes
Katharine C. Lyall
Singleton B. McAllister
Robert W. Schlutz

ENVIRONMENTAL, NUCLEAR, HEALTH AND SAFETY COMMITTEE
Robert W. Schlutz (Chair)
Joyce L. Hanes
Judith D. Pyle
Anthony R. Weiler

CAPITAL APPROVAL COMMITTEE
Erroll B. Davis, Jr. (Chair)*
Jack B. Evans
Judith D. Pyle
Anthony R. Weiler

*Non-voting committee member

Erroll B. Davis, Jr.
Chairman, President and Chief Executive Officer
Responsible for development of the business model for Alliant Energy and the execution of the company's long-term strategic plan.



William D. Harvey
Executive Vice President-Generation
President, Wisconsin Power and Light Company
Responsible for the operations of Alliant Energy's generation activities, including fossil-fuel, nuclear and renewable power. Oversees operations at Wisconsin Power and Light Company.



James E. Hoffman
Executive Vice President-Business Development
President, Alliant Energy Resources, Inc.
Oversees all international and non-regulated subsidiaries. Also has responsibility for shaping and implementing Alliant Energy's e-business strategies and initiatives.



Eliot G. Protsch
Executive Vice President-Energy Delivery
President, Interstate Power and Light Company
Responsible for utility energy delivery services, marketing activities and customer relations. Oversees operations at Interstate Power and Light Company, including the company's interest in the Duane Arnold nuclear plant.



Barbara J. Swan
Executive Vice President and General Counsel
Responsible for legal matters involving Alliant Energy Corp. and its utility and non-utility subsidiaries. Also oversees government and regulatory relations, corporate communications, advertising, community affairs and strategic planning.



Thomas M. Walker
Executive Vice President and Chief Financial Officer
Responsible for accounting, finance, investor relations and shareowner services. Also oversees the financial activities in all business units and subsidiary companies.



Pamela J. Wegner
Executive Vice President-Shared Solutions
President, Alliant Energy Corporate Services, Inc.
Responsible for environmental, health and safety procedures and strategies; infrastructure security; human resources; labor relations; information technology; supply chain; facilities; and project management.



ALLIANT ENERGY CORPORATION OFFICERS

Erroll B. Davis, Jr., 58 [1978]
Chairman, President and Chief Executive Officer

William D. Harvey, 53 [1986]
Executive Vice President-Generation
(President, Wisconsin Power and Light Company)

James E. Hoffman, 49 [1995]
Executive Vice President-Business Development
(President, Alliant Energy Resources, Inc.)

Eliot G. Protsch, 49 [1978]
Executive Vice President-Energy Delivery
(President, Interstate Power and Light Company)

Barbara J. Swan, 51 [1987]
Executive Vice President and General Counsel

Thomas M. Walker, 55 [1996]
Executive Vice President and Chief Financial Officer

Pamela J. Wegner, 55 [1993]
Executive Vice President-Shared Solutions
(President, Alliant Energy Corporate Services, Inc.)

Dundeana K. Doyle, 44 [1984]
Vice President-Infrastructure Security

Thomas L. Hanson, 49 [1980]
Vice President and Treasurer

John E. Kratchmer, 40 [1985]
Vice President-Controller and Chief Accounting Officer

Barbara A. Siehr, 51 [1976]
Vice President-Financial Planning and Strategic Projects

F. J. Buri, 48 [1999]
Corporate Secretary

Joan M. Thompson, 45 [1977]
Assistant Controller

Linda J. Wentzel, 54 [1978]†
Assistant Corporate Secretary

Enrique Bacalao, 53 [1998]
Assistant Treasurer

Eric D. Mott, 35 [1996]
Assistant Treasurer

ALLIANT ENERGY CORPORATE SERVICES OFFICERS*

Erroll B. Davis, Jr., 58 [1978]
Chief Executive Officer

Pamela J. Wegner, 55 [1993]
President

William D. Harvey, 53 [1986]
Executive Vice President-Generation

James E. Hoffman, 49 [1995]
Executive Vice President-Business Development

Eliot G. Protsch, 49 [1978]
Executive Vice President-Energy Delivery

Barbara J. Swan, 51 [1987]
Executive Vice President and General Counsel

Thomas M. Walker, 55 [1996]
Executive Vice President and Chief Financial Officer

Dundeana K. Doyle, 44 [1984]
Vice President-Infrastructure Security

Vern A. Gebhart, 49 [1975]
Vice President-Customer Operations

Thomas L. Hanson, 49 [1980]
Vice President and Treasurer

John E. Kratchmer, 40 [1985]
Vice President-Controller and Chief Accounting Officer

Daniel L. Mineck, 54 [1970]
Vice President-Performance Engineering and Environmental

Barbara A. Siehr, 51 [1976]
Vice President-Financial Planning and Strategic Projects

Kim K. Zuhlke, 49 [1978]
Vice President-Engineering, Sales and Marketing

F. J. Buri, 48 [1999]
Corporate Secretary

Kent M. Ragsdale, 53 [1985]††
Assistant Corporate Secretary

Linda J. Wentzel, 54 [1978]†
Assistant Corporate Secretary

Enrique Bacalao, 53 [1998]
Assistant Treasurer

Steven F. Price, 50 [1984]
Assistant Treasurer

ALLIANT ENERGY RESOURCES OFFICERS**

Erroll B. Davis, Jr., 58 [1978]
Chairman and Chief Executive Officer

James E. Hoffman, 49 [1995]
President

William D. Harvey, 53 [1986]
Executive Vice President

Eliot G. Protsch, 49 [1978]
Executive Vice President

Thomas M. Walker, 55 [1996]
Chief Financial Officer

Thomas L. Aller, 53 [1993]
Vice President
(President, Alliant Energy Investments, Inc.)

Charles Castine, 53 [1998]
Vice President
(President, Alliant Energy Integrated Services Company)

Dundeana K. Doyle, 44 [1984]
Vice President-Infrastructure Security

Thomas L. Hanson, 49 [1980]
Vice President and Treasurer

John E. Kratchmer, 40 [1985]
Vice President-Controller and Chief Accounting Officer

Michael P. Maley, 44 [2001]
Vice President
(President, Alliant Energy Generation, Inc.)

John K. Peterson, 50 [1998]
Vice President
(President, Alliant Energy International, Inc.)

Barbara A. Siehr, 51 [1976]
Vice President-Financial Planning and Strategic Projects

F. J. Buri, 48 [1999]
Corporate Secretary

Daniel L. Siegfried, 43 [1992]
Assistant Corporate Secretary

Linda J. Wentzel, 54 [1978]†
Assistant Corporate Secretary

Enrique Bacalao, 53 [1998]
Assistant Treasurer

Steven F. Price, 50 [1984]
Assistant Treasurer

Ages are as of Dec. 31, 2002.

Dates in brackets represent the year each person joined a company that ultimately became part of the Alliant Energy family.

*Alliant Energy Corporate Services, Inc. provides internal support to all business units within the company.

**Alliant Energy Resources, Inc. is the parent of the company's non-regulated businesses.

†Ms. Wentzel retired on March 18, 2003. Patricia L. Reininger was appointed Assistant Corporate Secretary, effective Jan. 13, 2003.

††Mr. Ragsdale was appointed General Counsel of TransLink Development Company LLC, effective Jan. 8, 2003.

STOCK EXCHANGE LISTINGS

	Stock exchange	Trading symbol	Newspaper abbreviation
Alliant Energy — Common	New York Stock Exchange	LNT	AlliantEngy
Wisconsin Power and Light Company — 4.50% Preferred	American Stock Exchange	WIS_PR	WI P&L pf

All other Wisconsin Power and Light Company preferred series and all preferred series of Interstate Power and Light Company are traded on the over-the-counter market.

COMMON STOCK QUARTERLY PRICE RANGES AND DIVIDENDS

	2002			2001		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$ 31.01	$ 28.67	$ .50	$ 33.20	$ 28.75	$.50
Second	$ 30.85	$ 24.75	.50	$ 32.67	$ 28.20	.50
Third	$ 25.77	$ 16.35	.50	$ 31.49	$ 27.90	.50
Fourth	$ 19.89	$ 14.28	.50	$ 32.29	$ 27.50	.50
Year	**$ 31.01**	**$ 14.28**	**$2.00**	**$ 33.20**	**$ 27.50**	**$2.00**

Alliant Energy Corporation 2002 year-end common stock price: $16.55

2003 RECORD AND DIVIDEND PAYMENT DATES

Anticipated record and payment dates are as follows:

COMMON STOCK	
Record dates	Payment dates
Jan. 31	Feb. 15
Apr. 30	May 15
July 31	Aug. 15
Oct. 31	Nov. 15

TARGETED ANNUAL DIVIDEND RATE

Alliant Energy's 2003 targeted annual dividend rate is $1 per common share.

Alliant Energy Corporation had 55,470 shareowners as of Dec. 31, 2002. Shareowner records are maintained in the corporate general office in Madison, Wis.

STREET-NAME ACCOUNTS

Shareowners whose stock is held by banks or brokerage firms and who wish to receive quarterly reports directly from the company should contact Shareowner Services to be placed on the mailing list. Reports also may be obtained through the "Investors" section of our Web site.

ANNUAL MEETING

The 2003 Annual Meeting of Shareowners will be held at the Alliant Energy Center of Dane County, Madison, Wis., on Wednesday, May 28, 2003, at 1 p.m., Central Daylight Time.

FORM 10-K INFORMATION

Upon request, the company will provide, without charge, copies of the Annual Report on Form 10-K for the year ended Dec. 31, 2002, as filed with the Securities and Exchange Commission. All reports filed with the SEC also are available through the "Investors" section of our Web site.

ANALYST INQUIRIES

Inquiries from the financial community may be directed to:

Eric Mott
Assistant Treasurer
P.O. Box 77007
Madison, WI 53707-1007
Phone: (608) 458-3391
Fax: (608) 458-4824
E-mail: ***ericmott@alliantenergy.com***

STOCK TRANSFER AGENT AND REGISTRAR

For Alliant Energy common stock and all preferred stock of Wisconsin Power and Light Company and Interstate Power and Light Company, contact:

Alliant Energy Corporation
Attn: Shareowner Services
P.O. Box 2568
Madison, WI 53701-2568

Written inquiries should be mailed to this address as well.

DUPLICATE MAILINGS

If you receive duplicate mailings of proxies, dividend checks or other mailings because of slight differences in the registration of your accounts, please call Shareowner Services for instructions on combining your accounts. To reduce the volume of paper you receive from us, you may wish to consider electronic access.

ELECTRONIC ACCESS

With 24-hour access via the Web, shareowners can look up account balance information and SEC filings, examine reinvestment details, obtain payment information, view statements, vote their proxies, find tax information or open a new account at any time. Go to *www.alliantenergy.com*, click on "Investors" and then "Shareowner Services." Follow instructions for first-time visitors.

SHAREOWNER INFORMATION

The company's annual report and quarterly newsletter focus on the shareowner audience. Your questions and ideas are always welcome. Please direct them to Shareowner Services.

SHAREOWNER DIRECT PLAN

The Plan is available to all shareowners of record, first-time investors, customers, vendors and employees. Through the Plan, shareowners may buy common stock directly through the company without paying any brokerage commissions, fees or service charges.

Full details are in the prospectus, which can be obtained through our Web site or by calling Shareowner Services.

DIRECT DEPOSIT

Shareowners who are not reinvesting their dividends through the Plan may choose to have their quarterly dividend electronically deposited in their checking or savings account through this service. Electronic deposit may be arranged by contacting Shareowner Services.

SHAREOWNER SERVICES

The company's Shareowner Services representatives are available to assist you from 8:30 a.m. to 4:30 p.m. (Central Standard Time) each business day.

Madison, Wis., area: (608) 458-3110
Toll-free: 1-800-356-5343

Internet address: *www.alliantenergy.com* (click on "Investors")

Our Vision

To be the customer's first choice for energy solutions.

Our Mission

To exceed the customer's expectations for comfort, security and productivity around the world.

The Alliant Energy Way

We value S.E.R.V.I.C.E.

Safety. We do not compromise the safety of employees or the general public.

Employees. We value a diverse workplace that fosters employee growth and development.

Responsibility. We are committed to the environment and the communities we are privileged to serve.

Value. We create value for our shareowners and focus on profitable growth.

Integrity. We vow to be ethical, open and honest. We maintain personal accountability for our actions and behavior.

Customer Focus. We are results-oriented and deliver on our promises.

Excellence. We value operational excellence and encourage innovation and creativity. We act quickly and are willing to embrace changes and take risks in pursuit of excellence.

Alliant Energy Worldwide Headquarters

4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
General information: 1.800.ALLIANT
Shareowner services: 1.800.356.5343

Operating Headquarters

200 First St., S.E.
Cedar Rapids, IA 52401
1.800.373.1303

1000 Main St.
Dubuque, IA 52001
1.800.611.9330

Current information about Alliant Energy is available on the Web at *www.alliantenergy.com.*

LNT LISTED NYSE

The common stock of Alliant Energy Corp. is traded on the New York Stock Exchange under the symbol LNT.


ALLIANT ENERGY.

We're on for you.™


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